2022

Annual Report

Johnson & Johnson

Our Credo

We believe our first responsibility is to the patients, doctors and nurses, to mothers and fathers and all others who use our products and services. In meeting their needs everything we do must be of high quality. We must constantly strive to provide value, reduce our costs and maintain reasonable prices. Customers' orders must be serviced promptly and accurately. Our business partners must have an opportunity to make a fair profit.

We are responsible to our employees who work with us throughout the world. We must provide an inclusive work environment where each person must be considered as an individual. We must respect their diversity and dignity and recognize their merit. They must have a sense of security, fulfillment and purpose in their jobs. Compensation must be fair and adequate and working conditions clean, orderly and safe. We must support the health and well-being of our employees and help them fulfill their family and other personal responsibilities. Employees must feel free to make suggestions and complaints. There must be equal opportunity for employment, development and advancement for those qualified. We must provide highly capable leaders and their actions must be just and ethical.

We are responsible to the communities in which we live and work and to the world community as well. We must help people be healthier by supporting better access and care in more places around the world. We must be good citizens — support good works and charities, better health and education, and bear our fair share of taxes. We must maintain in good order the property we are privileged to use, protecting the environment and natural resources.

Our final responsibility is to our stockholders. Business must make a sound profit. We must experiment with new ideas. Research must be carried on, innovative programs developed, investments made for the future and mistakes paid for. New equipment must be purchased, new facilities provided and new products launched. Reserves must be created to provide for adverse times. When we operate according to these principles, the stockholders should realize a fair return.

Johnson & Johnson

Dear Shareholders,

2022 was a year of achievement and evolution for Johnson & Johnson.

We delivered solid financial performance and enhanced value for our shareholders. We made progress in two significant undertakings: preparing Johnson & Johnson to operate as a faster, more focused two-sector company, and initiating the separation of our Consumer Health business, Kenvue. We did all of this in a year when every industry felt the effects of high inflation, geopolitical tension, and continued supply chain disruption.

Times like these remind me how privileged I am to lead Johnson & Johnson as the eighth Chairman and CEO in our history. Our company has navigated through many economic cycles while addressing healthcare's most important unmet needs for 137 years. Over that time, we have learned how to make decisions for the long-term.

Our deep commitment to Our Credo values, and determination to use our size for good, have long made us a global leader in health. Focusing on patient and customer needs reinforces our sense of purpose and urgency. Thanks to the 150,000 employees who embody these ideals—and the breadth and diversification of our business—2022 was a successful year.

Performance and Priorities

In 2022, we achieved full-year operational sales growth of more than 6%*. Adjusted net earnings were $27 billion* and adjusted diluted net earnings per share were $10.15*, representing increases of 3.2% and 3.6% respectively, compared to 2021. On an operational basis, adjusted diluted net earnings per share increased by 9.2%*.

We invested nearly $15 billion in R&D, deployed more than $17 billion toward acquisitions, increased our dividend for the 60th consecutive year, and returned capital to shareholders through our share repurchase program.



Joaquin Duato
Chairman and CEO

Our total shareholder return (TSR) for 2022 outperformed both our Competitor Composite and the S&P 500, contributing to our TSR of nearly 13% compounded annual growth rate over the last ten years. This significant value creation was made possible by both our long-term strategic focus and outstanding execution from teams in all three segments of our business.

MEDTECH

We performed in line or ahead of our competitive composite for the past two years. Growth was driven by our focused commercial strategies, the successful launch of differentiated products, and improvements in global procedure recovery.

- We delivered on our innovation agenda by accelerating the cadence of new products and significantly enhancing our MedTech pipeline, which included more than 20 programs with over $100 million of net present value potential in 2022.

- MedTech delivered operational sales growth* across all businesses in 2022: Orthopaedics, Surgery, Interventional Solutions, and Vision.

- The acquisition of Abiomed positions us as the global leader in heart recovery, immediately enhances our MedTech revenue growth, and further diversifies our portfolio (which now includes 12 priority platforms with over $1 billion in annual revenue).

PHARMACEUTICAL

We strengthened our position as a leading pharmaceutical company by delivering our 11th consecutive year of above-market adjusted operational sales growth, excluding our COVID-19 vaccine.

- Our growth was driven by several of our oncology and immunology medicines, including DARZALEX, ERLEADA, STELARA, and TREMFYA.
- We continue to investigate new indications and transformative regimens to reach even more patients, including DARZALEX in front-line multiple myeloma, ERLEADA in early-stage prostate cancer, TREMFYA in Crohn's disease and ulcerative colitis, and RYBREVANT in combination with lazertinib in front-line, non-small-cell lung cancer with EGFR mutations.
- Investment in our pipeline further strengthened our portfolio of multiple myeloma medicines. In addition to the launches of CARVYKTI, our first cell therapy, and TECVAYLI, a first-in-class bispecific antibody, we submitted a BLA for talquetamab, an investigational, off-the-shelf bispecific antibody.

CONSUMER HEALTH

We made significant strides toward the separation of the business into an independent company while also delivering solid performance for the year.

- We rolled out the Kenvue name and brand, reflective of both Johnson & Johnson's storied history and Kenvue's bright future as a standalone organization.
- We appointed leadership, including Thibaut Mongon as CEO Designate, Paul Ruh as CFO Designate, and Larry Merlo, former Chairman and CEO of CVS, as Non-Executive Chair Designate of Kenvue.
- Starting in 2023, we began operating our consumer business as a company within a company. Earlier this year, Kenvue filed a Form S-1 with the SEC, giving us the option to pursue an IPO as a potential step in the separation, and we remain on track to complete the process during 2023.

We know that to have the greatest impact on patients, we must continue prioritizing the most promising opportunities. Our ongoing emphasis on building digital capabilities, including AI, data science, and intelligent automation, will fuel the next wave of innovation at the intersection of science and technology.

 **Delivering for the world**

#2 rank

in the Access to Medicine Index, reflecting our decades-long strategy to maximize access to our innovative medicines and technologies

$5+ billion

global impact spend with small and diverse suppliers

5 consecutive years

of recognition with a CDP A-List rating for our leadership in climate action

12 weeks

of paid parental leave for qualified Johnson & Johnson employees around the world

100% renewable electricity

secured for our operations in Brazil through a Direct Power Purchase Agreement starting in 2023

$52 million

committed to programs focused on closing the racial health gap as part of Our Race to Health Equity initiative, with investments in community health centers, health literacy education, and increasing racial diversity in the healthcare talent pipeline and workforce

10 African countries

where a $15 million commitment from the Johnson & Johnson Foundation to the Africa Frontline First Catalytic Fund is providing support to community health workers

2.2 billion

doses of VERMOX donated since 2006 to facilitate treatment of intestinal worms



Delivering for investors

60 straight years
of increased dividends

3 number of companies
in the world with a AAA credit rating, including Johnson & Johnson

$**14.6** billion
invested in R&D

$**17.7** billion
invested in mergers and acquisitions

29
brands and platforms with more than $1 billion in sales in 2022

#**1** rank
on *Fortune*'s Most Admired Companies list for the Pharmaceutical industry

~**65**%
of 10-year free cash flow* returned to shareholders

* Cash flow from operating activities less additions to property plant and equipment

The Opportunity and Responsibility to Lead

As I met with customers, partners, government officials, and employees around the world during my first year as CEO, I was constantly reminded of what the world expects from us. We are a partner of choice. People depend on us to deliver, and they want us to succeed. Johnson & Johnson is held in the highest regard and held to the highest standards—as we should be. This affirms our purpose and motivates us every day.

These standards were set in no small part by my predecessor, Alex Gorsky. I am deeply honored to serve as Chairman and CEO following his retirement. Alex laid a strong foundation for the future, anchored in the people of Johnson & Johnson. They have always been our greatest strength, and their commitment to Our Credo fills me with confidence and inspiration every day.

2023 will be one of the most important years in our history—a new chapter not just for one, but two leading global companies. Johnson & Johnson is uniquely positioned to lead our industry through a fast-moving healthcare landscape.

As the world evolves, Johnson & Johnson will evolve ahead of it. We know we can do this because we've done it so many times before. Putting patients at the center of all that we do keeps us looking forward and open to opportunity.

We have achieved success for more than a century by staying true to our mission of serving patients and families, doctors and nurses, our employees and communities, and all others who depend on us. We have so much more we can do for the world, and there's no time to waste.

Sincerely,

Joaquin Duato

Joaquin Duato
Chairman and CEO

*Non-GAAP Measures: Operational sales growth excludes the effect of translational currency. Adjusted net earnings and adjusted net earnings per share excludes special items and intangible asset amortization expense. Adjusted operational net earnings per share excludes special items, intangible asset amortization expense and the effect of translational currency. See Non-GAAP reconciliation in this Annual Report.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 1, 2023

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from   to

Commission file number 1-3215

JOHNSON & JOHNSON
(Exact name of registrant as specified in its charter)

New Jersey	**22-1024240**
(State of incorporation)	(I.R.S. Employer Identification No.)

One Johnson & Johnson Plaza	
New Brunswick, New Jersey	**08933**
(Address of principal executive offices)	(Zip Code)

One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
(Address of principal executive offices)
Registrant's telephone number, including area code: (732) 524-0400

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, Par Value $1.00	JNJ	New York Stock Exchange
0.650% Notes Due May 2024	JNJ24C	New York Stock Exchange
5.50% Notes Due November 2024	JNJ24BP	New York Stock Exchange
1.150% Notes Due November 2028	JNJ28	New York Stock Exchange
1.650% Notes Due May 2035	JNJ35	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☑   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

The aggregate market value of the Common Stock held by non-affiliates computed by reference to the price at which the Common Stock was last sold as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $472 billion.

On February 10, 2023, there were 2,604,286,303 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts I and III: Portions of registrant's proxy statement for its 2023 annual meeting of shareholders filed within 120 days after the close of the registrant's fiscal year (the "Proxy Statement"), are incorporated by reference to this report on Form 10-K (this "Report").

Item		Page

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and Johnson & Johnson's other publicly available documents contain "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Management and representatives of Johnson & Johnson and its subsidiaries (the Company) also may from time to time make forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts and reflect management's assumptions, views, plans, objectives and projections about the future. Forward-looking statements may be identified by the use of words such as "plans," "expects," "will," "anticipates," "estimates" and other words of similar meaning in conjunction with, among other things: discussions of future operations; expected operating results and financial performance; impact of planned acquisitions and dispositions; impact and timing of restructuring initiatives, including associated cost savings and other benefits; the planned separation of the Company's Consumer Health business; the Company's strategy for growth; product development activities; regulatory approvals; market position and expenditures.

Because forward-looking statements are based on current beliefs, expectations and assumptions regarding future events, they are subject to uncertainties, risks and changes that are difficult to predict and many of which are outside of the Company's control. Investors should realize that if underlying assumptions prove inaccurate, or known or unknown risks or uncertainties materialize, the Company's actual results and financial condition could vary materially from expectations and projections expressed or implied in its forward-looking statements. Investors are therefore cautioned not to rely on these forward-looking statements. Risks and uncertainties include, but are not limited to:

Risks Related to Product Development, Market Success and Competition

- Challenges and uncertainties inherent in innovation and development of new and improved products and technologies on which the Company's continued growth and success depend, including uncertainty of clinical outcomes, additional analysis of existing clinical data, obtaining regulatory approvals, health plan coverage and customer access, and initial and continued commercial success;
- Challenges to the Company's ability to obtain and protect adequate patent and other intellectual property rights for new and existing products and technologies in the United States and other important markets;
- The impact of patent expirations, typically followed by the introduction of competing generic, biosimilar or other products and resulting revenue and market share losses;
- Increasingly aggressive and frequent challenges to the Company's patents by competitors and others seeking to launch competing generic, biosimilar or other products and increased receptivity of courts, the United States Patent and Trademark Office and other decision makers to such challenges, potentially resulting in loss of market exclusivity and rapid decline in sales for the relevant product sooner than expected;
- Competition in research and development of new and improved products, processes and technologies, which can result in product and process obsolescence;
- Competition to reach agreement with third parties for collaboration, licensing, development and marketing agreements for products and technologies;
- Competition based on cost-effectiveness, product performance, technological advances and patents attained by competitors; and
- Allegations that the Company's products infringe the patents and other intellectual property rights of third parties, which could adversely affect the Company's ability to sell the products in question and require the payment of money damages and future royalties.

Risks Related to Product Liability, Litigation and Regulatory Activity

- Product efficacy or safety concerns, whether or not based on scientific evidence, potentially resulting in product withdrawals, recalls, regulatory action on the part of the United States Food and Drug Administration (or international counterparts), declining sales, reputational damage, increased litigation expense and share price impact;
- The impact, including declining sales and reputational damage, of significant litigation or government action adverse to the Company, including product liability claims and allegations related to pharmaceutical marketing practices and contracting strategies;
- The impact of an adverse judgment or settlement and the adequacy of reserves related to legal proceedings, including patent litigation, product liability, personal injury claims, securities class actions, government investigations, employment and other legal proceedings;

- Increased scrutiny of the healthcare industry by government agencies and state attorneys general resulting in investigations and prosecutions, which carry the risk of significant civil and criminal penalties, including, but not limited to, debarment from government business;
- Failure to meet compliance obligations in compliance agreements with governments or government agencies, which could result in significant sanctions;
- Potential changes to applicable laws and regulations affecting United States and international operations, including relating to: approval of new products; licensing and patent rights; sales and promotion of healthcare products; access to, and reimbursement and pricing for, healthcare products and services; environmental protection; and sourcing of raw materials;
- Compliance with local regulations and laws that may restrict the Company's ability to manufacture or sell its products in relevant markets, including requirements to comply with medical device reporting regulations and other requirements such as the European Union's Medical Devices Regulation;
- Changes in domestic and international tax laws and regulations, increasing audit scrutiny by tax authorities around the world and exposures to additional tax liabilities potentially in excess of existing reserves; and
- The issuance of new or revised accounting standards by the Financial Accounting Standards Board and regulations by the Securities and Exchange Commission.

Risks Related to the Company's Strategic Initiatives, Healthcare Market Trends and the Planned Separation of the Company's Consumer Health Business

- Pricing pressures resulting from trends toward healthcare cost containment, including the continued consolidation among healthcare providers and other market participants, trends toward managed care, the shift toward governments increasingly becoming the primary payers of healthcare expenses, significant new entrants to the healthcare markets seeking to reduce costs and government pressure on companies to voluntarily reduce costs and price increases;
- Restricted spending patterns of individual, institutional and governmental purchasers of healthcare products and services due to economic hardship and budgetary constraints;
- Challenges to the Company's ability to realize its strategy for growth including through externally sourced innovations, such as development collaborations, strategic acquisitions, licensing and marketing agreements, and the potential heightened costs of any such external arrangements due to competitive pressures;
- The potential that the expected strategic benefits and opportunities from any planned or completed acquisition or divestiture by the Company may not be realized or may take longer to realize than expected;
- The potential that the expected benefits and opportunities related to past and ongoing restructuring actions may not be realized or may take longer to realize than expected;
- The Company's ability to consummate the planned separation of the Company's Consumer Health business on a timely basis or at all;
- The Company's ability to successfully separate the Company's Consumer Health business and realize the anticipated benefits from the planned separation; and
- The New Consumer Health Company's ability to succeed as a standalone publicly traded company.

Risks Related to Economic Conditions, Financial Markets and Operating Internationally

- The risks associated with global operations on the Company and its customers and suppliers, including foreign governments in countries in which the Company operates;
- The impact of inflation and fluctuations in interest rates and currency exchange rates and the potential effect of such fluctuations on revenues, expenses and resulting margins;
- Potential changes in export/import and trade laws, regulations and policies of the United States and other countries, including any increased trade restrictions or tariffs and potential drug reimportation legislation;
- The impact on international operations from financial instability in international economies, sovereign risk, possible imposition of governmental controls and restrictive economic policies, and unstable international governments and legal systems;
- The impact of global public health crises and pandemics, including the novel coronavirus (COVID-19) pandemic;
- Changes to global climate, extreme weather and natural disasters that could affect demand for the Company's products and services, cause disruptions in manufacturing and distribution networks, alter the availability of goods and services within the supply chain, and affect the overall design and integrity of the Company's products and operations; and
- The impact of armed conflicts and terrorist attacks in the United States and other parts of the world, including social and economic disruptions and instability of financial and other markets.

Risks Related to Supply Chain and Operations

- Difficulties and delays in manufacturing, internally, through third-party providers or otherwise within the supply chain, that may lead to voluntary or involuntary business interruptions or shutdowns, product shortages, withdrawals or suspensions of products from the market, and potential regulatory action;

- Interruptions and breaches of the Company's information technology systems or those of the Company's vendors, which could result in reputational, competitive, operational or other business harm as well as financial costs and regulatory action;

- Reliance on global supply chains and production and distribution processes that are complex and subject to increasing regulatory requirements that may adversely affect supply, sourcing and pricing of materials used in the Company's products; and

- The potential that the expected benefits and opportunities related to restructuring actions contemplated for the global supply chain may not be realized or may take longer to realize than expected, including due to any required approvals from applicable regulatory authorities.

Investors also should carefully read the Risk Factors described in Item 1A of this Annual Report on Form 10-K for a description of certain risks that could, among other things, cause the Company's actual results to differ materially from those expressed in its forward-looking statements. Investors should understand that it is not possible to predict or identify all such factors and should not consider the risks described above and in Item 1A to be a complete statement of all potential risks and uncertainties. The Company does not undertake to publicly update any forward-looking statement that may be made from time to time, whether as a result of new information or future events or developments.

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PART I

Item 1. BUSINESS

General

Johnson & Johnson and its subsidiaries (the Company) have approximately 152,700 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the healthcare field. Johnson & Johnson is a holding company, with operating companies conducting business in virtually all countries of the world. The Company's primary focus is products related to human health and well-being. Johnson & Johnson was incorporated in the State of New Jersey in 1887.

The Executive Committee of Johnson & Johnson is the principal management group responsible for the strategic operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Company's three business segments: Consumer Health, Pharmaceutical and MedTech (previously referred to as Medical Devices). Within the strategic parameters provided by the Committee, senior management groups at U.S. and international operating companies are each responsible for their own strategic plans and the day-to-day operations of those companies. Each subsidiary within the business segments is, with limited exceptions, managed by residents of the country where located.

Segments of Business

The Company is organized into three business segments: Consumer Health, Pharmaceutical and MedTech. Additional information required by this item is incorporated herein by reference to the narrative and tabular descriptions of segments and operating results under: "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of this Report; and Note 17 "Segments of Business and Geographic Areas" of the Notes to Consolidated Financial Statements included in Item 8 of this Report.

Consumer Health

The Consumer Health segment includes a broad range of products focused on personal healthcare used in the Skin Health/Beauty, Over-the-Counter medicines, Baby Care, Oral Care, Women's Health and Wound Care markets. Major brands in Skin Health/Beauty include the AVEENO; CLEAN & CLEAR; DR. CI:LABO; NEUTROGENA and OGX product lines. Over-the-Counter (OTC) medicines include the broad family of TYLENOL acetaminophen products; SUDAFED cold, flu and allergy products; BENADRYL and ZYRTEC allergy products; MOTRIN IB ibuprofen products; NICORETTE smoking cessation products outside the U.S.; ZARBEE'S products, inspired by nature, and the PEPCID line of acid reflux products. Baby Care includes the JOHNSON'S and AVEENO Baby line of products. Oral Care includes the LISTERINE product line. Major brands in Women's Health outside of North America are STAYFREE and CAREFREE sanitary pads and o.b. tampon brands. Wound Care brands include the BAND-AID Brand Adhesive Bandages and NEOSPORIN First Aid product lines. These products are marketed to the general public and sold online (eCommerce) and to retail outlets and distributors throughout the world.

In November 2021, the Company announced its intention to separate the Company's Consumer Health business (Kenvue as the name for the planned New Consumer Health Company), with the intention to create a new, publicly traded company by the end of the fiscal year 2023.

Pharmaceutical

The Pharmaceutical segment is focused on the following therapeutic areas: Immunology (e.g., rheumatoid arthritis, psoriatic arthritis, inflammatory bowel disease and psoriasis), Infectious Diseases (e.g., HIV/AIDS), Neuroscience (e.g., mood disorders, neurodegenerative disorders and schizophrenia), Oncology (e.g., prostate cancer, hematologic malignancies, lung cancer and bladder cancer), Cardiovascular and Metabolism (e.g., thrombosis, diabetes and macular degeneration) and Pulmonary Hypertension (e.g., Pulmonary Arterial Hypertension). Medicines in this segment are distributed directly to retailers, wholesalers, distributors, hospitals and healthcare professionals for prescription use. Key products in the Pharmaceutical segment include: REMICADE (infliximab), a treatment for a number of immune-mediated inflammatory diseases; SIMPONI (golimumab), a subcutaneous treatment for adults with moderate to severe rheumatoid arthritis, active psoriatic arthritis, active ankylosing spondylitis and moderately active to severely active ulcerative colitis; SIMPONI ARIA (golimumab), an intravenous treatment for adults with moderate to severe rheumatoid arthritis, active psoriatic arthritis and active ankylosing spondylitis and active polyarticular juvenile idiopathic arthritis (pJIA) in people 2 years of age and older; STELARA (ustekinumab), a treatment for adults and children with moderate to severe plaque psoriasis, for adults with active psoriatic arthritis, for adults with moderately to severely active Crohn's disease and treatment of moderately to severely active ulcerative colitis; TREMFYA (guselkumab), a treatment for adults with moderate to severe plaque psoriasis and active psoriatic arthritis; EDURANT (rilpivirine), PREZISTA (darunavir) and PREZCOBIX/ REZOLSTA (darunavir/cobicistat), antiretroviral medicines for the treatment of human immunodeficiency virus (HIV-1) in combination with other antiretroviral products and SYMTUZA (darunavir/cobicistat/emtricitabine/tenofovir alafenamide), a once-daily single tablet regimen for the treatment of HIV; CONCERTA (methylphenidate HCl) extended-release tablets CII, a treatment for attention deficit hyperactivity disorder; INVEGA SUSTENNA/XEPLION (paliperidone palmitate), for the treatment of schizophrenia and schizoaffective disorder in adults; INVEGA TRINZA/TREVICTA (paliperidone palmitate), for the treatment of schizophrenia in patients after they have been adequately treated with INVEGA SUSTENNA for at least four months; RISPERDAL CONSTA (risperidone long-acting injection), for the treatment of schizophrenia and the maintenance treatment of Bipolar 1 Disorder in adults; ZYTIGA (abiraterone acetate), a treatment for patients with prostate cancer; ERLEADA (apalutamide), a next-generation androgen receptor inhibitor for the treatment of patients with prostate cancer; IMBRUVICA (ibrutinib), a treatment for certain B-cell malignancies, or blood cancers and chronic graft versus host disease; DARZALEX (daratumumab), a treatment for multiple myeloma; DARZALEX FASPRO (daratumumab and hyaluronidase-fihj), a treatment for multiple myeloma and light chain (AL) Amyloidosis; XARELTO (rivaroxaban), an oral anticoagulant for the prevention of deep vein thrombosis (DVT), which may lead to pulmonary embolism (PE) in patients undergoing hip or knee replacement surgery, to reduce the risk of stroke and systemic embolism in patients with nonvalvular atrial fibrillation, and for the treatment and reduction of risk of recurrence of DVT and PE to reduce the risk of major cardiovascular events in patients with coronary artery disease (CAD) and peripheral artery disease (PAD), for the treatment and secondary prevention of thromboembolism in pediatric patients, and for thromboprophylaxis in pediatric patients following the Fontan procedure; INVOKANA (canagliflozin), for the treatment of adults with type 2 diabetes; INVOKAMET/VOKANAMET (canagliflozin/metformin HCl), a combination therapy of fixed doses of canagliflozin and metformin hydrochloride for the treatment of adults with type 2 diabetes; and INVOKAMET XR (canagliflozin/metformin hydrochloride extended-release), a once-daily, fixed-dose combination therapy of canagliflozin and metformin hydrochloride extended-release, for the treatment of adults with type 2 diabetes; OPSUMIT (macitentan) as monotherapy or in combination, indicated for the long-term treatment of pulmonary arterial hypertension (PAH); UPTRAVI (selexipag), the only approved oral and intravenous, selective IP receptor agonist targeting a prostacyclin pathway in PAH. Many of these medicines were developed in collaboration with strategic partners or are licensed from other companies and maintain active lifecycle development programs.

MedTech

The MedTech (previously referred to as Medical Devices) segment includes a broad portfolio of products used in the Interventional Solutions, Orthopaedics, Surgery and Vision categories. Interventional Solutions include Electrophysiology products (Biosense Webster) to treat cardiovascular diseases, Neurovascular care (Cerenovus) that treats hemorrhagic and ischemic stroke and the Heart Recovery portfolio (Abiomed) which includes technologies to treat severe coronary artery disease requiring high-risk PCI or AMI cardiogenic shock. The Orthopaedics portfolio (DePuy Synthes) comprises products in support of Hips, Knees, Trauma, and Spine, Sports & Other. The Surgery portfolios include advanced and general surgery offerings (Ethicon), solutions that focus on Breast Aesthetics (Mentor), and Ear, Nose and Throat (Acclarent) procedures. Johnson & Johnson Vision products include ACUVUE Brand contact lenses and ophthalmic technologies related to cataract and laser refractive surgery. These products are distributed to wholesalers, hospitals and retailers, and used predominantly in the professional fields by physicians, nurses, hospitals, eye care professionals and clinics.

Geographic Areas

Johnson & Johnson and its subsidiaries (the Company) have approximately 152,700 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the healthcare field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.

The products made and sold in the international business include many of those described above under "– Segments of Business – Consumer Health," "– Pharmaceutical" and "– MedTech." However, the principal markets, products and methods of distribution in the international business vary with the country and the culture. The products sold in international business include those developed in the U.S. and by subsidiaries abroad.

Investments and activities in some countries outside the U.S. are subject to higher risks than comparable U.S. activities because the investment and commercial climate may be influenced by financial instability in international economies, restrictive economic policies and political and legal system uncertainties.

Raw Materials

Raw materials essential to the Company's business are generally readily available from multiple sources. Where there are exceptions, the temporary unavailability of those raw materials would not likely have a material adverse effect on the financial results of the Company.

Patents

The Company's subsidiaries have made a practice of obtaining patent protection on their products and processes where possible. They own, or are licensed under, a significant number of patents in the U.S. and other countries relating to their products, product uses, formulations and manufacturing processes, which in the aggregate are believed to be of material importance to the Company in the operation of its businesses. The Company's subsidiaries face patent challenges from third parties, including challenges seeking to manufacture and market generic and biosimilar versions of the Company's key pharmaceutical products prior to expiration of the applicable patents covering those products. Significant legal proceedings and claims involving the Company's patent and other intellectual property are described in Note 19, "Legal Proceedings—Intellectual Property" of the Notes to Consolidated Financial Statements included in Item 8 of this Report.

Sales of the Company's largest product, STELARA (ustekinumab), accounted for approximately 10.2% of the Company's total revenues for fiscal 2022. Accordingly, the patents related to this product are believed to be material to the Company. Janssen Biotech, Inc., a wholly-owned subsidiary of Johnson & Johnson, owns patents specifically related to STELARA. The latest expiring United States composition of matter patent expires in 2023. The latest expiring European composition of matter patent expires in 2024.

Sales of the Company's second largest product, collectively DARZALEX (daratumumab) and DARZALEX FASPRO (daratumumab and hyaluronidase-fihj), accounted for approximately 8.4% of the Company's total revenues for fiscal 2022. Accordingly, the patents related to this product are believed to be material to the Company. Genmab A/S owns two patent families related to DARZALEX, and Janssen Biotech, Inc. has an exclusive license to those patent families. The two patent families both expire in the United States in 2029. The latest expiring licensed European patent expires in 2032. Janssen Biotech, Inc. owns a separate patent portfolio related to DARZALEX FASPRO.

Trademarks

The Company's subsidiaries have made a practice of selling their products under trademarks and of obtaining protection for these trademarks by all available means. These trademarks are protected by registration in the U.S. and other countries where such products are marketed. The Company considers these trademarks in the aggregate to be of material importance in the operation of its businesses.

Seasonality

Worldwide sales do not reflect any significant degree of seasonality; however, spending has typically been heavier in the fourth quarter of each year than in other quarters. This reflects increased spending decisions, principally for advertising and research and development activity.

Competition

In all of their product lines, the Company's subsidiaries compete with companies both locally and globally. Competition exists in all product lines without regard to the number and size of the competing companies involved. Competition in research, both internally and externally sourced, involving the development and the improvement of new and existing products and processes, is particularly significant. The development of new and innovative products, as well as protecting the underlying intellectual property of the Company's product portfolio, is important to the Company's success in all areas of its business. The competitive environment requires substantial investments in continuing research. In addition, the development and maintenance of customer demand for the Company's consumer products involve significant expenditures for advertising and promotion.

Environment

The Company is subject to a variety of U.S. and international environmental protection measures. The Company believes that its operations comply in all material respects with applicable environmental laws and regulations. The Company's compliance with these requirements is not expected to have a material effect upon its capital expenditures, cash flows, earnings or competitive position.

Regulation

The Company's businesses are subject to varying degrees of governmental regulation in the countries in which operations are conducted, and the general trend is toward increasingly stringent regulation and enforcement. The Company is subject to costly and complex U.S. and foreign laws and governmental regulations and any adverse regulatory action may materially adversely affect the Company's financial condition and business operations. In the U.S., the drug, device and cosmetic industries have long been subject to regulation by various federal and state agencies, primarily as to product safety, efficacy, manufacturing, advertising, labeling and safety reporting. The exercise of broad regulatory powers by the U.S. Food and Drug Administration (the U.S. FDA) continues to result in increases in the amounts of testing and documentation required for U.S. FDA approval of new drugs and devices and a corresponding increase in the expense of product introduction. Similar trends are also evident in major markets outside of the U.S. The new medical device regulatory framework and the evolving privacy, data localization, and emerging cyber security laws and regulations around the world are examples of such increased regulation. Five U.S. States (California, Connecticut, Colorado, Utah and Virginia) now have comprehensive privacy laws in place and China introduced broad personal information protection and data security regulations in 2022. With other jurisdictions enacting similar privacy laws, local data protection authorities will force greater accountability on the collection, access and use of personal data in the healthcare industry.

The regulatory agencies under whose purview the Company operates have administrative powers that may subject it to actions such as product withdrawals, recalls, seizure of products and other civil and criminal sanctions. In some cases, the Company's subsidiaries may deem it advisable to initiate product recalls regardless of whether it has been required or directed to.

The U.S. FDA and regulatory agencies around the globe are also increasing their enforcement activities. If the U.S. FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our drugs or medical devices are ineffective or pose an unreasonable health risk, the U.S. FDA could ban such products, detain or seize adulterated or misbranded products, order a recall, repair, replacement, or refund of such products, refuse to grant pending applications for marketing authorization or require certificates of foreign governments for exports, and/or require us to notify health professionals and others that the products present unreasonable risks of substantial harm to the public health. The U.S. FDA may also assess civil or criminal penalties against us, our officers or employees and impose operating restrictions on a company-wide basis, or enjoin and/or restrain certain conduct resulting in violations of applicable law. The U.S. FDA may also recommend prosecution to the U.S. Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products and limit our ability to obtain future clearances or approvals, and could result in a substantial modification to our business practices and operations. Equivalent enforcement mechanisms exist in different countries in which we conduct business.

The costs of human healthcare have been and continue to be a subject of study, investigation and regulation by governmental agencies and legislative bodies around the world. In the U.S., attention has been focused by states, regulatory agencies and Congress on prices, profits, overutilization and the quality and costs of healthcare generally. Laws and regulations have been enacted to require adherence to strict compliance standards and prevent fraud and abuse in the healthcare industry. There is increased focus on interactions and financial relationships between healthcare companies and healthcare providers. Various transparency laws and regulations require disclosures of payments and other transfers of value made to physicians and teaching hospitals and, beginning with disclosures in 2022, to certain non-physician practitioners. Federal and foreign laws governing international business practices require strict compliance with anti-bribery standards and certain prohibitions with respect to payments to any foreign government official. Payers and Pharmacy Benefit Managers (PBMs) have become a more potent force in the market place and increased attention is being paid to drug pricing and appropriate drug and medical device utilization.

Our business has been and continues to be affected by federal and state legislation that alters the pricing, coverage, and reimbursement landscape. At the federal level, in August 2022, President Biden signed into law the Inflation Reduction Act (IRA), which includes provisions that effectively authorize the government to establish prices for certain high-spend single-source drugs and biologics reimbursed by the Medicare program, starting in 2026 for Medicare Part D drugs and 2028 for Medicare Part B drugs. It is not yet certain which products the federal government will select and subject to government-established prices, or how the federal government will establish prices for selected products, as the IRA specifies a ceiling price but not a minimum price. One or more of our products could be selected and subject to the government-established price.

The IRA also contains provisions that impose rebates if certain prices increase at a rate that outpaces the rate of inflation, beginning October 1, 2022, for Medicare Part D drugs and January 1, 2023, for Medicare Part B drugs. Separate IRA provisions redesign the Medicare Part D benefit in various ways, including by shifting a greater portion of costs to manufacturers within certain coverage phases and replacing the Part D coverage gap discount program with a new manufacturer discounting program. Failure to comply with IRA provisions may subject manufacturers to various penalties, including civil monetary penalties. The impact of the IRA on our business and the broader pharmaceutical industry remains uncertain, as the federal government has yet to make various IRA implementation decisions.

Additionally, we expect continued scrutiny on drug pricing and government price reporting from Congress, agencies, and other bodies at the federal and state levels.

There are a number of additional bills pending in Congress and healthcare reform proposals at the state level that would affect drug pricing, including in the Medicare and Medicaid programs. This changing legal landscape has both positive and negative impacts on the U.S. healthcare industry with much remaining uncertain as to how various provisions of federal and state law, and potential modification or repeal of these laws, will ultimately affect the industry. The IRA and any other federal or state legislative change could affect the pricing and market conditions for our products.

In addition, business practices in the healthcare industry have come under increased scrutiny, particularly in the U.S., by government agencies and state attorneys general, and resulting investigations and prosecutions carry the risk of significant civil and criminal penalties. Of note is the increased enforcement activity by data protection authorities in various jurisdictions, particularly in the European Union, where significant fines have been levied on companies for data breaches, violations of privacy requirements, and unlawful cross-border data transfers. In the U.S., the Federal Trade Commission has stepped up enforcement of data privacy with several significant settlements and there have been a material increase in class-action lawsuits linked to the collection and use of biometric data.

Further, the Company relies on global supply chains, and production and distribution processes, that are complex, are subject to increasing regulatory requirements, and may be faced with unexpected changes such as those resulting from the COVID-19 pandemic and Brexit that may affect sourcing, supply and pricing of materials used in the Company's products. These processes also are subject to complex and lengthy regulatory approvals.

Employees and Human Capital Management

As of January 1, 2023, and January 2, 2022, the number of employees were approximately:

	2022	2021
Employees[1]	155,800	144,300
Full-time equivalent (FTE) positions[2]	152,700	141,700

[1] "Employee" is defined as an individual working full-time or part-time, excluding fixed term employees, interns and co-op employees. Employee data may not include full population from more recently acquired companies and individuals on long-term disability are excluded. Contingent workers, contractors and subcontractors are also excluded. Abiomed headcount has been included in the above table.

[2] FTE represents the total number of full-time equivalent positions and does not reflect the total number of individual employees as some work part-time.

Employees by region (in percentages)



16.6%
34.2%
29.0%
20.2%

▪ Asia Pacific	▪ EMEA
▪ Latin America	▪ North America

Strategy

The Company believes that its employees are critical to its continued success and are an essential element of its long-term strategy. Management is responsible for ensuring that its policies and processes reflect and reinforce the Company's desired corporate culture, including policies and processes related to strategy, risk management, and ethics and compliance. The Company's human capital management strategy is built on three fundamental focus areas:

• Attracting and recruiting the best talent

• Developing and retaining talent

• Empowering and inspiring talent

Underpinning these focus areas are ongoing efforts to cultivate and foster a culture built on diversity, equity and inclusion (DEI), innovation, health, well-being and safety, where the Company's employees are encouraged to succeed both professionally and personally while helping the Company achieve its business goals.

Culture and Employee Engagement

At the Company, employees are guided by Our Credo which sets forth the Company's responsibilities to patients, consumers, customers, healthcare professionals, employees, communities and shareholders. Employees worldwide must adhere to the Company's Code of Business Conduct which sets basic requirements and serves as a foundation for the Company policies, procedures and guidelines, all of which provide additional guidance on expected employee behaviors in every market where it operates. The Company conducts global surveys that offer its employees the ability to provide feedback and valuable insight to help address potential human resources risks and identify opportunities to improve. In 2022, 92% of global employees across 77 countries participated in Our Credo Survey which was offered in 36 languages.

Growth and Development

To continue to lead in the changing healthcare landscape, it is crucial that the Company continue to attract and retain top talent. The Company believes that its employees must be equipped with the right knowledge and skills and be provided with opportunities to grow and develop in their careers. Accordingly, professional development programs and educational resources are available to all employees. The Company's objective is to foster a learning culture that helps shape each person's unique career path while creating a robust pipeline of talent to deliver on the Company's long-term strategies. In furtherance of this objective, the Company deploys a global approach to ensure development is for everyone, regardless of where they are on their career journey. In 2022, 46.2% of employees in Manager and above job categories who had movements (including upward promotions or lateral transfers) took advantage of career opportunities by moving across functions, country or business segment lines (excluding employees in the research and development organizations). The Company's voluntary turnover rate was 9%.

Diversity, Equity, and Inclusion (DEI)

The Company is committed to workplace diversity and to cultivating, fostering, and advancing a culture of equity and inclusion. In 2022, Johnson & Johnson introduced the Company's evolved enterprise Diversity, Equity and Inclusion strategy, which recognizes how DEI accelerates the Company's ability to meet the changing needs of the communities the Company serves to deliver Our Purpose to profoundly change the trajectory of health for humanity. The Company's DEI vision is: *Be yourself, change the world*. The Company's DEI Mission is: *Make diversity, equity and inclusion how we work everyday*. Our evolved enterprise DEI Strategy is aligned to our DEI Vision and Mission and rests on four core pillars:

• Accelerate our global culture of inclusion where every individual belongs

• Build a workforce that reflects the diversity of our communities

• Transform talent and business processes to achieve equitable access and outcomes for all

• Drive innovation and growth with our business to serve diverse markets around the world

The Company's DEI strategy is guided by internal and external insights, global best practices and continual employee feedback which remind the Company that while diversity changes by location, inclusion is the same everywhere.

Compensation and Benefits

As part of the Company's total rewards philosophy, the Company offers competitive compensation and benefits to attract and retain top talent. The Company is committed to fairness and equitable treatment in its compensation and benefits for employees at all levels. The Company observes legal minimum wage provisions and exceeds them where possible. The Company's total rewards offerings include an array of programs to support its employees' well-being, including annual performance incentive opportunities, pension and retirement savings programs, health and welfare benefits, paid time off, leave programs, flexible work schedules and employee assistance programs. In recognition of the Company's commitment to help employees balance their personal and professional responsibilities, the Company extended its paid parental leave benefit globally from 8 to 12 weeks for all eligible employees. In the U.S., the benefit was effective on January 1, 2022, with retroactive coverage for new family additions as of July 1, 2021.

Health, Wellness and Safety

The Company's investment in employee health, well-being and safety is built on its conviction that advancing health for humanity starts with advancing the health of its employees. With the right awareness, focus, practices and tools, the Company ensures that all its employees around the world, as well as temporary contractors and visitors to the Company's sites, can work safely. The Company has continuously expanded health and well-being programs throughout the Company and across the globe, incorporating new thinking and technologies to keep its offerings best-in-class and to help employees achieve their personal health goals. The programs and practices the Company advances for total health—physical, mental, emotional and financial—ensure employee health protection for emerging health risks. Protecting and supporting our employees as the COVID-19 pandemic has evolved continues to be a top priority and the Company's approach includes: ensuring the health and safety of our employees in the workplace through robust layers of protection; enhanced cleaning and access to cleaning supplies and personal protective equipment; supporting employees with benefits and well-being tools. The Company continues to address our employees needs through J&J Flex, a hybrid model that empowers the Company's office-based employees to find the right productivity and balance of in-person and remote work.

Available Information

The Company's main corporate website address is *www.jnj.com*. All of the Company's SEC filings are also available on the Company's website at *www.investor.jnj.com/sec.cfm*, as soon as reasonably practicable after having been electronically filed or furnished to the SEC. All SEC filings are also available at the SEC's website at *www.sec.gov*.

Investors and the public should note that the Company also announces information at *www.factsaboutourprescriptionopioids.com, www.factsabouttalc.com* and *www.LTLManagementInformation.com*.

We use these websites to communicate with investors and the public about our products, litigation and other matters. It is possible that the information we post to these websites could be deemed to be material information. Therefore, we encourage investors and others interested in the Company to review the information posted to these websites in conjunction with www.jnj.com, the Company's SEC filings, press releases, public conference calls and webcasts.

In addition, the Amended and Restated Certificate of Incorporation, By-Laws, the written charters of the Audit Committee, the Compensation & Benefits Committee, the Nominating & Corporate Governance Committee, the Regulatory Compliance & Sustainability Committee, the Science & Technology Committee and any special committee of the Board of Directors and the Company's Principles of Corporate Governance, Code of Business Conduct (for employees), Code of Business Conduct & Ethics for Members of the Board of Directors and Executive Officers, and other corporate governance materials, are available at *www.investor.jnj.com/gov.cfm* on the Company's website and will be provided without charge to any shareholder submitting a written request, as provided above. The information on *www.jnj.com, www.factsaboutourprescriptionopioids.com, www.factsabouttalc.com* and *www.LTLManagementInformation.com* is not, and will not be deemed, a part of this Report or incorporated into any other filings the Company makes with the SEC.

Item 1A. RISK FACTORS

An investment in the Company's common stock or debt securities involves risks and uncertainties. The Company seeks to identify, manage and mitigate risks to our business, but uncertainties and risks are difficult to predict and many are outside of the Company's control and cannot therefore be eliminated. In addition to the other information in this report and the Company's other filings with the SEC, investors should consider carefully the factors set forth below. Investors should be aware that it is not possible to predict or identify all such factors and that the following is not meant to be a complete discussion of all potential risks or uncertainties. If known or unknown risks or uncertainties materialize, the Company's business, results of operations or financial condition could be adversely affected, potentially in a material way.

Risks Related to Our Business, Industry and Operations

The Company's businesses operate in highly competitive product markets and competitive pressures could adversely affect the Company's earnings.

The Company faces substantial competition in all three operating segments and in all geographic markets. The Company's businesses compete with companies of all sizes on the basis of cost-effectiveness, technological innovations, intellectual property rights, product performance, real or perceived product advantages, pricing and availability and rate of reimbursement. The Company also competes with other market participants in securing rights to acquisitions, collaborations and licensing agreements with third parties. Competition for rights to product candidates and technologies may result in significant investment and acquisition costs and onerous agreement terms for the Company. Competitors' development of more effective or less costly products, and/or their ability to secure patent and other intellectual property rights and successfully market products ahead of the Company, could negatively impact sales of the Company's existing products as well as its ability to bring new products to market despite significant prior investment in the related product development.

For the Company's Pharmaceutical businesses, loss of patent exclusivity for a product often is followed by a substantial reduction in sales as competitors gain regulatory approval for generic and other competing products and enter the market. Similar competition can be triggered by the loss of exclusivity for a biological product. For the Company's MedTech businesses, technological innovation, product quality, reputation and customer service are especially important to competitiveness. Development by other companies of new or improved products, processes and technologies could threaten to make the Company's products or technologies less desirable, less economical or obsolete. The Company's Consumer Health businesses face intense competition from other branded products and retailers' private-label brands. If the Company fails to sufficiently differentiate and market its brand name consumer products, this could adversely affect revenues and profitability of those products.

Interruptions and delays in manufacturing operations could adversely affect the Company's business, sales and reputation.

The Company's manufacture of products requires the timely delivery of sufficient amounts of complex, high-quality components and materials. The Company's subsidiaries operate 89 manufacturing facilities as well as sourcing from thousands of suppliers around the world. The Company has in the past, and may in the future, face unanticipated interruptions and delays in manufacturing through its internal or external supply chain. Manufacturing disruptions can occur for many reasons including regulatory action, production quality deviations or safety issues, labor disputes, labor shortages, site-specific incidents (such as fires), natural disasters such as hurricanes and other severe weather events, raw material shortages, political unrest, terrorist attacks and epidemics or pandemics. Such delays and difficulties in manufacturing can result in product shortages, declines in sales and reputational impact as well as significant remediation and related costs associated with addressing the shortage.

The Company relies on third parties to manufacture certain of our products. Any failure by or loss of a third-party manufacturer could result in delays and increased costs, which may adversely affect our business.

The Company relies on third parties to manufacture certain of our products. We depend on these third-party manufacturers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields and to deliver those products to us on a timely basis and at acceptable prices. However, we cannot guarantee that these third-party manufacturers will be able to meet our near-term or long-term manufacturing requirements, which could result in lost sales and have an adverse effect on our business.

Other risks associated with our reliance on third parties to manufacture these products include reliance on the third party for regulatory compliance and quality assurance, misappropriation of the Company's intellectual property, limited ability to manage our inventory, possible breach of the manufacturing agreement by the third party and the possible termination or nonrenewal of the manufacturing agreement by the third party at a time that is costly or inconvenient for us. Moreover, if any of our third-party manufacturers suffers any damage to facilities, loses benefits under material agreements, experiences power outages, encounters financial difficulties, is unable to secure necessary raw materials from its suppliers or suffers any other reduction in efficiency, the Company may experience significant business disruption. In the event of any such disruption, the Company would need to seek and source other qualified third-party manufacturers, likely resulting in further delays and increased costs which could affect our business adversely.

Counterfeit versions of our products could harm our patients and have a negative impact on our revenues, earnings, reputation and business.

Our industry continues to be challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the Internet. Third parties may illegally distribute and sell counterfeit versions of our products, which do not meet our rigorous manufacturing and testing standards. To distributors and patients, counterfeit products may be visually indistinguishable from the authentic version. Counterfeit medicines pose a risk to patient health and safety because of the conditions under which they are manufactured – often in unregulated, unlicensed, uninspected and unsanitary sites – as well as the lack of regulation of their contents.

The industry's failure to mitigate the threat of counterfeit medicines could adversely impact our business and reputation by impacting patient confidence in our authentic products, potentially resulting in lost sales, product recalls, and an increased threat of litigation. In addition, diversion of our products from their authorized market into other channels may result in reduced revenues and negatively affect our profitability.

Global health crises, pandemics, epidemics, or other outbreaks could adversely disrupt or impact certain aspects of the Company's business, results of operations and financial condition.

We are subject to risks associated with global health crises, epidemics, pandemics and other outbreaks (such incident(s), a health crisis or health crises), including the global outbreak of coronavirus and its variants (COVID-19). The COVID-19 pandemic has adversely impacted, and may continue to adversely impact, certain aspects of the Company's business, results of operations and financial condition, including lower sales and reduced customer demand and usage of certain of our products. The continued spread of COVID-19 or other health crises may cause the Company to modify its business practices, and take further actions as may be required by government authorities or as the Company determines are in the best interests of our patients, customers, employees and business partners. While the Company has robust business continuity plans in place across our global supply chain network to help mitigate the impact of health crises, these efforts may not completely prevent our business from being adversely affected and future impacts remain uncertain.

While the U.S. and other countries have substantially reopened their economies, the extent to which COVID-19, or other health crises, could impact the Company's future operations will depend on many factors which cannot be predicted with confidence, including the duration of an outbreak and impact of variants. A surge in COVID-19 or other health crises could result in the imposition of new mandates and prolonged restrictive measures implemented in order to control the spread of disease. The global spread of COVID-19 or other health crises could adversely impact the Company's operations, including, among other things, our manufacturing operations, supply chain, third-party suppliers, sales and marketing, and clinical trial operations. Any of these factors could adversely affect the Company's business, financial results, and global economic conditions generally.

We also face uncertainties related to our vaccine development programs, including uncertainties related to the risk that our continued development programs may not be successful, commercially viable or receive approval from regulatory authorities; risks associated with clinical trial and real-world data, including further analyses of its efficacy, safety and durability; the risk that continued evolution and mutation of disease and the duration of a particular outbreak may impede our ability to conduct trials within a specified time frame; the risk that data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by national immunization technical advisory groups (NITAGs) and regulatory authorities; disruptions in the relationships between us, our third-party suppliers, external manufacturers, and other third parties with whom we engage; the risk that other companies may produce superior or competitive products; the risk that demand for any products we may develop may no longer exist; risks related to the availability of raw materials to manufacture any such products; the risk that we may not be able to recoup costs associated with our R&D and manufacturing efforts and risks associated with any changes in the way we approach or provide additional research funding for potential drug development; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis, that we may continue to experience manufacturing delays once a manufacturing site is activated, or have access to logistics or supply channels commensurate with global demand for any potential approved vaccine or product candidate, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods indicated, and other challenges and risks associated with the pace of our vaccine development program; and pricing and access challenges for such products, including in the U.S.

Risks Related to Government Regulation and Legal Proceedings

Global sales in the Company's Pharmaceutical and MedTech segments may be negatively impacted by healthcare reforms and increasing pricing pressures.

Sales of the Company's Pharmaceutical and MedTech products are significantly affected by reimbursements by third-party payers such as government healthcare programs, private insurance plans and managed care organizations. As part of various efforts to contain healthcare costs, these payers are putting downward pressure on prices at which products will be reimbursed. In the U.S., increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries, in part due to continued consolidation among healthcare providers, could result in further pricing pressures. In addition, recent legislation and ongoing political scrutiny or pricing, coverage and reimbursement could result in additional pricing pressures. Specifically, the Inflation Reduction Act of 2022 (IRA) may subject certain products to government-established pricing, potentially impose rebates, and subject manufacturers who fail to adhere to the government's interpretations of the law to penalties. Outside the U.S., numerous major markets, including the EU, United Kingdom, Japan and China, have pervasive government involvement in funding healthcare and, in that regard, directly or indirectly impose price controls, limit access to, or reimbursement for, the Company's products, or reduce the value of its intellectual property protection.

The Company is subject to significant legal proceedings that can result in significant expenses, fines and reputational damage.

In the ordinary course of business, Johnson & Johnson and its subsidiaries are subject to numerous claims and lawsuits involving various issues such as product liability, patent disputes and claims that their product sales, marketing and pricing practices violate various antitrust, unfair trade practices and/or consumer protection laws. The Company's more significant legal proceedings are described in Note 19, "Legal Proceedings" under Notes to the Consolidated Financial Statements included in Item 8 of this Report. Litigation, in general, and securities, derivative action, class action and multi-district litigation, in particular, can be expensive and disruptive. Some of these matters may include thousands of plaintiffs, may involve parties seeking large and/or indeterminate amounts, including punitive or exemplary damages, and may remain unresolved for several years. For example, the Company is a defendant in numerous lawsuits arising out of the use of body powders containing talc, primarily JOHNSON'S Baby Powder, and the Company's sale, manufacturing and marketing of opioids. While the Company believes it has substantial defenses in these matters, it is not feasible to predict the ultimate outcome of litigation. The Company could in the future be required to pay significant amounts as a result of settlements or judgments in these matters, potentially in excess of accruals, including matters where the Company could be held jointly and severally liable among other defendants. The resolution of, or increase in accruals for, one or more of these matters in any reporting period could have a material adverse effect on the Company's results of operations and cash flows for that period. The Company does not purchase third-party product liability insurance; however, the Company utilizes a wholly owned captive insurance company subject to certain limits.

Product reliability, safety and effectiveness concerns can have significant negative impacts on sales and results of operations, lead to litigation and cause reputational damage.

Concerns about product safety, whether raised internally or by litigants, regulators or consumer advocates, and whether or not based on scientific evidence, can result in safety alerts, product recalls, governmental investigations, regulatory action on the part of the U.S. Food and Drug Administration (or its counterpart in other countries), private claims and lawsuits, payment of fines and settlements, declining sales and reputational damage. These circumstances can also result in damage to brand image, brand equity and consumer trust in the Company's products. Product recalls have in the past, and could in the future, prompt government investigations and inspections, the shutdown of manufacturing facilities, continued product shortages and related sales declines, significant remediation costs, reputational damage, possible civil penalties and criminal prosecution.

The Company faces significant regulatory scrutiny, which imposes significant compliance costs and exposes the Company to government investigations, legal actions and penalties.

Like other companies in the healthcare industry, the Company is subject to extensive regulation, investigations and legal action by national, state and local government agencies in the U.S. and other countries in which it operates. Regulatory issues regarding compliance with current Good Manufacturing Practices (cGMP) (and comparable quality regulations in foreign countries) by manufacturers of drugs, devices and consumer products can lead to fines and penalties, product recalls, product shortages, interruptions in production, delays in new product approvals and litigation. In addition, the marketing, pricing and sale of the Company's products are subject to regulation, investigations and legal actions including under the Federal Food, Drug, and Cosmetic Act, the Medicaid Rebate Program, federal and state false claims acts, state unfair trade practices acts and consumer protection laws. Scrutiny of healthcare industry business practices by government agencies and state attorneys general in the U.S., and any resulting investigations and prosecutions, carry risk of significant civil and criminal penalties including, but not limited to, debarment from participation in government healthcare programs. Any such debarment could have a material adverse effect on the Company's business and results of operations. The most significant current investigations and litigation brought by government agencies are described in Note 19, "Legal Proceedings—Government Proceedings" under Notes to the Consolidated Financial Statements included in Item 8 of this Report.

Changes in tax laws or exposures to additional tax liabilities could negatively impact the Company's operating results.

Changes in tax laws or regulations around the world, including in the U.S. and as led by the Organization for Economic Cooperation and Development, such as the recent adoption by the EU, enactment by South Korea and the anticipated enactment by additional countries of a global minimum tax, could negatively impact the Company's effective tax rate and results of operations. A change in statutory tax rate or certain international tax provisions in any country would result in the revaluation of the Company's deferred tax assets and liabilities related to that particular jurisdiction in the period in which the new tax law is enacted. This change would result in an expense or benefit recorded to the Company's Consolidated Statement of Earnings. The Company closely monitors these proposals as they arise in the countries where it operates. Changes to tax laws or regulations may occur at any time, and any related expense or benefit recorded may be material to the fiscal quarter and year in which the law change is enacted.

See Note 8, "Income Taxes" under Notes to the Consolidated Financial Statements included in Item 8 of this Report for additional information.

The Company conducts business and files tax returns in numerous countries and is addressing tax audits and disputes with many tax authorities. In connection with various government initiatives, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of profits earned in other countries. The Company regularly assesses the likely outcomes of its tax audits and disputes to determine the appropriateness of its tax reserves. However, any tax authority could take a position on tax treatment that is contrary to the Company's expectations, which could result in tax liabilities in excess of reserves.

Risks Related to Our Intellectual Property

The Company faces increased challenges to intellectual property rights central to its business.

The Company owns or licenses a significant number of patents and other proprietary rights relating to its products and manufacturing processes. These rights are essential to the Company's businesses and materially important to the Company's results of operations. Public policy, both within and outside the U.S., has become increasingly unfavorable toward intellectual property rights. The Company cannot be certain that it will obtain adequate patent protection for new products and technologies in the United States and other important markets or that such protections, once granted, will last as long as originally anticipated.

Competitors routinely challenge the validity or extent of the Company's owned or licensed patents and proprietary rights through litigation, interferences, oppositions and other proceedings, such as inter partes review (IPR) proceedings before the United States Patent & Trademark Office (USPTO). These proceedings absorb resources and can be protracted as well as unpredictable. In addition, challenges that the Company's products infringe the patents of third parties could result in an injunction and/or the need to pay past damages and future royalties and adversely affect the competitive position and sales of the products in question.

The Company has faced increasing patent challenges from third parties seeking to manufacture and market generic and biosimilar versions of the Company's key pharmaceutical products prior to expiration of the applicable patents covering those products. In the U.S., manufacturers of generic versions of innovative human pharmaceutical products may challenge the validity, or claim non-infringement, of innovator products through the Abbreviated New Drug Application, or ANDA, process with the U.S. FDA and related ANDA litigation. The Biologics Price Competition and Innovation Act (BPCIA), enacted in 2010, which created a new regulatory pathway for the approval by the U.S. FDA of biosimilar alternatives to innovator-developed biological products, also created mechanisms for biosimilar applicants to challenge the patents on the innovator biologics. The IPR process with the USPTO is also being used by competitors to challenge patents asserted in litigation.

In the event the Company is not successful in defending its patents against such challenges, or upon the "at-risk" launch by the generic or biosimilar firm of its product, the Company can lose a major portion of revenues for the referenced product in a very short period of time. Current legal proceedings involving the Company's patents and other intellectual property rights are described in Note 19, "Legal Proceedings—Intellectual Property" under Notes to the Consolidated Financial Statements included in Item 8 of this Report.

Risks Related to Product Development, Regulatory Approval and Commercialization

Significant challenges or delays in the Company's innovation and development of new products, technologies and indications could have an adverse impact on the Company's long-term success.

The Company's continued growth and success depends on its ability to innovate and develop new and differentiated products and services that address the evolving healthcare needs of patients, providers and consumers. Development of successful products and technologies is also necessary to offset revenue losses when the Company's existing products lose market share due to various factors such as competition and loss of patent exclusivity. New products introduced within the past five years accounted for approximately 25% of 2022 sales. The Company cannot be certain when or whether it will be able to develop, license or otherwise acquire companies, products and technologies, whether particular product candidates will be granted regulatory approval, and, if approved, whether the products will be commercially successful.

The Company pursues product development through internal research and development as well as through collaborations, acquisitions, joint ventures and licensing or other arrangements with third parties. In all of these contexts, developing new products, particularly pharmaceutical and biotechnology products and medical devices, requires significant investment of resources over many years. Only a very few biopharmaceutical research and development programs result in commercially viable products. The process depends on many factors including the ability to: discern patients' and healthcare providers' future needs; develop promising new compounds, strategies and technologies; achieve successful clinical trial results; secure effective intellectual property protection; obtain regulatory approvals on a timely basis; and, if and when they reach the market, successfully differentiate the Company's products from competing products and approaches to treatment. New products or enhancements to existing products may not be accepted quickly or significantly in the marketplace due to product and price competition, changes in customer preferences or healthcare purchasing patterns, resistance by healthcare providers or uncertainty over third-party reimbursement. Even following initial regulatory approval, the success of a product can be adversely impacted by safety and efficacy findings in larger real-world patient populations, as well as market entry of competitive products.

Risks Related to Financial and Economic Market Conditions

The Company faces a variety of financial, economic, legal, social and political risks associated with conducting business internationally.

The Company's extensive operations and business activity throughout the world are accompanied by certain financial, economic, legal, social and political risks, including those listed below.

Foreign Currency Exchange: In fiscal 2022, approximately 49% of the Company's sales occurred outside of the U.S., with approximately 25% in Europe, 6% in the Western Hemisphere, excluding the U.S., and 18% in the Asia-Pacific and Africa region. Changes in non-U.S. currencies relative to the U.S. dollar impact the Company's revenues and expenses. While the Company uses financial instruments to mitigate the impact of fluctuations in currency exchange rates on its cash flows, unhedged exposures continue to be subject to currency fluctuations. In addition, the weakening or strengthening of the U.S. dollar may result in significant favorable or unfavorable translation effects when the operating results of the Company's non-U.S. business activity are translated into U.S. dollars.

Inflation and Currency Devaluation Risks: The Company faces challenges in maintaining profitability of operations in economies experiencing high inflation rates. Specifically, the Company has accounted for operations in Argentina, Turkey and Venezuela as highly inflationary, as the prior three-year cumulative inflation rate surpassed 100%. While the Company strives to maintain profit margins in these areas through cost reduction programs, productivity improvements and periodic price increases, it might experience operating losses as a result of continued inflation. In addition, the impact of currency devaluations in countries experiencing high inflation rates or significant currency exchange fluctuations could negatively impact the Company's operating results.

Illegal Importation of Pharmaceutical Products: The illegal importation of pharmaceutical products from countries where government price controls or other market dynamics result in lower prices may adversely affect the Company's sales and profitability in the U.S. and other countries in which the Company operates. With the exception of limited quantities of prescription drugs for personal use, foreign imports of pharmaceutical products are illegal under current U.S. law. However, the volume of illegal imports continues to rise as the ability of patients and other customers to obtain the lower-priced imports has grown significantly.

Anti-Bribery and Other Regulations: The Company is subject to various federal and foreign laws that govern its international business practices with respect to payments to government officials. Those laws include the U.S. Foreign Corrupt Practices Act (FCPA), which prohibits U.S. publicly traded companies from promising, offering, or giving anything of value to foreign officials with the corrupt intent of influencing the foreign official for the purpose of helping the Company obtain or retain business or gain any improper advantage. The Company's business is heavily regulated and therefore involves significant interaction with foreign officials. Also, in many countries outside the U.S., the healthcare providers who prescribe human pharmaceuticals are employed by the government and the purchasers of human pharmaceuticals are government entities; therefore, the Company's interactions with these prescribers and purchasers are subject to regulation under the FCPA. In addition to the U.S. application and enforcement of the FCPA, various jurisdictions in which the Company operates have laws and regulations, including the U.K. Bribery Act 2010, aimed at preventing and penalizing corrupt and anticompetitive behavior. Enforcement activities under these laws could subject the Company to additional administrative and legal proceedings and actions, which could include claims for civil penalties, criminal sanctions, and administrative remedies, including exclusion from healthcare programs.

Other Financial, Economic, Legal, Social and Political Risks. Other risks inherent in conducting business globally include:

- local and regional economic environments and policies in the markets that we serve, including interest rates, monetary policy, inflation, economic growth, recession, commodity prices, and currency controls or other limitations on the ability to expatriate cash;
- protective economic policies taken by governments, such as trade protection measures and import/export licensing requirements;
- compliance with local regulations and laws including, in some countries, regulatory requirements restricting the Company's ability to manufacture or sell its products in the relevant market;
- diminished protection of intellectual property and contractual rights in certain jurisdictions;
- potential nationalization or expropriation of the Company's foreign assets;
- political or social upheavals, economic instability, repression, or human rights issues; and
- geopolitical events, including natural disasters, disruptions to markets due to war, armed conflict, terrorism, epidemics or pandemics.

Failure to maintain a satisfactory credit rating could adversely affect our liquidity, capital position, borrowing costs and access to capital markets.

We currently maintain investment grade credit ratings with Moody's Investors Service and Standard & Poor's Ratings Services. Rating agencies routinely evaluate us, and their ratings of our long-term and short-term debt are based on a number of factors. Any downgrade of our credit ratings by a credit rating agency, whether as a result of our actions or factors which are beyond our control, can increase the cost of borrowing under any indebtedness we may incur, reduce market capacity for our commercial paper or require the posting of additional collateral under our derivative contracts. There can be no assurance that we will be able to maintain our credit ratings, and any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, may have a negative impact on our liquidity, capital position and access to capital markets.

The Russia-Ukraine War, and actions taken in response to the Russia-Ukraine War, could adversely affect our business, results of operations or financial condition.

In February 2022, Russia launched a military invasion of Ukraine. The ongoing Russia-Ukraine War has provoked strong reactions from the United States, the United Kingdom, the European Union and various other countries and economic and political organizations around the world. We have been monitoring the geopolitical situation in Russia since the start of the Russia-Ukraine War and have suspended additional investment, enrollment of clinical trials, and supply of our personal care products in Russia. We continue to monitor the need for humanitarian relief in the region and continue to supply our medicines, medical devices and equipment in the region in compliance with the applicable sanctions. We will continue to monitor the geopolitical situation in Russia and to evaluate our activities and future operations in Russia.

Actions taken in response to the Russia-Ukraine War include the imposition of export controls and broad financial and economic sanctions against Russia, Belarus and specific areas of Ukraine. Additional sanctions or other measures may be imposed by the global community, including but not limited to limitations on our ability to file, prosecute and maintain patents, trademarks and other intellectual property rights. Furthermore, the Russian government has already taken action allowing Russian companies and individuals to exploit inventions owned by patent holders from the United States and many other countries without consent or compensation and we may not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products in and into Russia.

We have experienced, and expect to continue to experience, other risks related to the broad economic consequences of the Russia-Ukraine War, including foreign currency volatility, decreased demand for our products in countries affected by the Russia-Ukraine War and challenges to our global supply chain related to increased costs of materials and other inputs for our products and suppliers operating in Russia and Ukraine. We also continue to monitor the various sanctions and export controls imposed in response to the Russia-Ukraine War.

The full impact of the Russia-Ukraine War, and actions taken in response to the ongoing conflict, on the global economy and geopolitical relations, in general, and on our business in particular, remain uncertain. Any or all of the foregoing risks could have an adverse effect on our business, results of operations or financial condition, particularly as the conflict continues for an indefinite period of time. Given that developments concerning the Russia-Ukraine War are ongoing and have been constantly evolving, additional impacts and risks may arise that are not presently known to us. The Russia-Ukraine War may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

Risks Related to the Planned Separation of our Consumer Health Business

The planned separation of the Company's Consumer Health business may not be completed on the terms or timeline currently contemplated, if at all, and may not achieve the expected results.

In November 2021, the Company announced its intention to separate the Company's Consumer Health business, with the intention to create a standalone publicly traded company, which was subsequently named Kenvue, Inc. ("Kenvue"). The planned separation is intended to qualify as a tax-free transaction for U.S. federal income tax purposes. The Company is targeting completion of the planned separation in 2023. Completion of the planned separation will be subject to the satisfaction of certain conditions, including, among others, consultations with works councils and other employee representative bodies, as required, final approval by the Company's Board of Directors, the continuing effectiveness and validity of the Company's private letter ruling from the Internal Revenue Service ("IRS") and receipt of favorable opinions of the Company's U.S. tax advisors with respect to the tax-free nature of the transaction, and the receipt of other regulatory approvals. There can be no assurance regarding the ultimate timing of the planned separation or that such separation will be completed. Unanticipated developments could delay, prevent or otherwise adversely affect the planned separation, including but not limited to disruptions in general or financial market conditions or potential problems or delays in obtaining various regulatory and tax approvals or clearances.

The costs to complete the planned separation will be significant. In addition, the Company may be unable to achieve some or all of the strategic and financial benefits that it expects to achieve from the planned separation of the Company's Consumer Health business.

The Company has incurred, and is expected to incur, significant expenses in connection with the planned separation. In addition, the Company may not be able to achieve the full strategic and financial benefits that are expected to result from the planned separation. The anticipated benefits of the planned separation are based on a number of assumptions, some of which may prove incorrect.

Following the planned separation, the price of shares of the Company's common stock may fluctuate significantly.

The Company cannot predict the effect of the planned separation on the trading price of shares of its common stock, and the market value of shares of its common stock may be less than, equal to or greater than the market value of shares of its common stock prior to the planned separation. In addition, the price of the Company's common stock may be more volatile around the time of the planned separation.

The planned separation could result in substantial tax liability.

The Company has received a private letter ruling from the IRS as to the tax-free nature of the planned separation under the U.S. Internal Revenue Code of 1986, as amended. The planned separation is conditioned on, among other things, the continuing effectiveness and validity of the Company's private letter ruling from the IRS and receipt of favorable opinions of the Company's U.S. tax advisors. The private letter ruling and opinions will be based on, among other things, various facts, assumptions, representations and undertakings from the Company and Kenvue regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, the Company and its shareholders may not be able to rely on the ruling or the opinions of tax advisors. Notwithstanding the private letter ruling and opinions of tax advisors, if subsequent to the planned separation the IRS determines that certain steps of the transaction do not qualify for tax-free treatment for U.S. federal income tax purposes, the resulting tax liability to the Company and its shareholders could be substantial. The planned separation may also not qualify for tax-free treatment in other countries around the world, and as a result may trigger substantial tax liability to the Company.

Other Risks

Our business depends on our ability to recruit and retain talented, highly skilled employees and a diverse workforce.

Our continued growth requires us to recruit and retain talented employees representing diverse backgrounds, experiences, and skill sets. The market for highly skilled workers and leaders in our industry is extremely competitive and our ability to compete depends on our ability to hire, develop and motivate highly skilled personnel in all areas of our organization. Maintaining our brand and reputation, as well as a diverse, equitable and inclusive work environment enables us to attract top talent. If we are less successful in our recruiting efforts, or if we cannot retain highly skilled workers and key leaders, our ability to develop and deliver successful products and services may be adversely affected. In addition, effective succession planning is important to our long-term success. Any unsuccessful implementation of our succession plans or failure to ensure effective transfer of knowledge and smooth transitions involving key employees could adversely affect our business, financial condition, or results of operations.

Climate change or legal, regulatory or market measures to address climate change may negatively affect our business and results of operations.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations, including an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Natural disasters and extreme weather conditions, such as a hurricane, tornado, earthquake, wildfire or flooding, may pose physical risks to our facilities and disrupt the operation of our supply chain. The impacts of the changing climate on water resources may result in water scarcity, limiting our ability to access sufficient high-quality water in certain locations, which may increase operational costs.

Concern over climate change may also result in new or additional legal or regulatory requirements designed to reduce greenhouse gas emissions and/or mitigate the effects of climate change on the environment. If such laws or regulations are more stringent than current legal or regulatory obligations, we may experience disruption in, or an increase in the costs associated with sourcing, manufacturing and distribution of our products, which may adversely affect our business, results of operations or financial condition. Further, the impacts of climate change have an influence on customer preferences, and failure to provide climate-friendly products could potentially result in loss of market share.

An information security incident, including a cybersecurity breach, could have a negative impact to the Company's business or reputation.

To meet business objectives, the Company relies on both internal information technology (IT) systems and networks, and those of third parties and their vendors, to process and store sensitive data, including confidential research, business plans, financial information, intellectual property, and personal data that may be subject to legal protection, and ensure the continuity of the Company's supply chain. The extensive information security and cybersecurity threats, which affect companies globally, pose a risk to the security and availability of these systems and networks, and the confidentiality, integrity, and availability of the Company's sensitive data. The Company continually assesses these threats and makes investments to increase internal protection, detection, and response capabilities, as well as ensure the Company's third-party providers have required capabilities and controls, to address this risk. To date, the Company has not experienced any material impact to the business or operations resulting from information or cybersecurity attacks; however, because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there is the potential for the Company to be adversely impacted. This impact could result in reputational, competitive, operational or other business harm as well as financial costs and regulatory action. The Company maintains cybersecurity insurance in the event of an information security or cyber incident; however, the coverage may not be sufficient to cover all financial, legal, business or reputational losses.

As a result of the Russia-Ukraine War, there has been, and we expect there will continue to be, an increased risk of information security or cybersecurity incidents, including cyberattacks perpetrated by Russia or others at its direction.

Although we have taken steps to enhance our protections against these attacks, we may not be able to address the threat of information security or cybersecurity incidents proactively or implement adequate preventative measures and we may not be able to detect and address any such disruption or security breach promptly, or at all, which could adversely affect our business, results of operations or financial condition. Moreover, we are aware of incidents in which our third-party partners have been the target of information security or cybersecurity incidents as a result of the Russia-Ukraine War. Although, to date, our IT Systems have not been compromised by these incidents, it is possible that future information security or cybersecurity incidents involving our customers, manufacturers, suppliers or other third-party partners could successfully compromise our IT Systems, which could adversely affect our business, results of operations or financial condition.

A breach of privacy laws or unauthorized access, loss or misuse of personal data could have a negative impact to the Company's business or reputation.

The Company is subject to privacy and data protection laws across the globe that impose broad compliance obligations on the collection, use, storage, access, transfer and protection of personal data. Breach of such requirements could result in substantial fines, penalties, private right of actions, claims and damage to our reputation and business. New privacy laws are expected in other territories, together with greater privacy enforcement by governmental authorities globally, particularly on data localization requirements and international data flows. The Company has established privacy compliance programs and controls that our businesses worldwide are required to comply with, but with many technology and data-driven initiatives being prioritized across the Company and involving multiple vendors and third parties, there are potential risks of controls imposed on cross border data flows, unauthorized access, and loss of personal data through internal and external threats that could impact our business operations and research activities.

Item 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 2. PROPERTIES

The Company's subsidiaries operate 89 manufacturing facilities occupying approximately 14.9 million square feet of floor space. The manufacturing facilities are used by the industry segments of the Company's business approximately as follows:

Segment	Square Feet (in thousands)
Consumer Health	4,562
Pharmaceutical	5,456
MedTech	4,930
Worldwide Total	14,948

Within the U.S., four facilities are used by the Consumer Health segment, five by the Pharmaceutical segment and 19 by the MedTech segment. Outside of the U.S., 23 facilities are used by the Consumer Health segment, 13 by the Pharmaceutical segment and 25 by the MedTech segment.

The locations of the manufacturing facilities by major geographic areas of the world are as follows:

Geographic Area	Number of Facilities	Square Feet (in thousands)
United States	28	4,169
Europe	27	6,016
Western Hemisphere, excluding U.S.	9	1,733
Africa, Asia and Pacific	25	3,030
Worldwide Total	89	14,948

In addition to the manufacturing facilities discussed above, the Company maintains numerous office and warehouse facilities throughout the world.

The Company's subsidiaries generally seek to own, rather than lease, their manufacturing facilities, although some, principally in non-U.S. locations, are leased. Office and warehouse facilities are often leased. The Company also engages contract manufacturers.

The Company is committed to maintaining all of its properties in good operating condition.

Segment information on additions to property, plant and equipment is contained in Note 17 "Segments of Business and Geographic Areas" of the Notes to Consolidated Financial Statements included in Item 8 of this Report.

Item 3. LEGAL PROCEEDINGS

The information called for by this item is incorporated herein by reference to the information set forth in Note 19 "Legal Proceedings" of the Notes to Consolidated Financial Statements included in Item 8 of this Report.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Listed below are the executive officers of the Company. There are no family relationships between any of the executive officers, and there is no arrangement or understanding between any executive officer and any other person pursuant to which the executive officer was selected. At the annual meeting of the Board of Directors, the executive officers are elected by the Board to hold office for one year and until their respective successors are elected and qualified, or until earlier resignation or removal.

Information with regard to the directors of the Company is incorporated herein by reference to the material captioned "Item 1. Election of Directors" in the Proxy Statement.

Name	Age	Position
Vanessa Broadhurst	54	Member, Executive Committee; Executive Vice President, Global Corporate Affairs[a]
Joaquin Duato	60	Chairman of the Board; Chief Executive Officer[b]
Peter M. Fasolo, Ph.D.	60	Member, Executive Committee; Executive Vice President, Chief Human Resources Officer[c]
Elizabeth Forminard	52	Member, Executive Committee; Executive Vice President, General Counsel[d]
William N. Hait, M.D., Ph. D.	73	Member, Executive Committee; Executive Vice President, Chief External Innovation and Medical Safety Officer; Interim Head Janssen R&D[e]
Ashley McEvoy	52	Member, Executive Committee; Executive Vice President, Worldwide Chairman, MedTech[f]
Thibaut Mongon	53	Member, Executive Committee, Executive Vice President, Worldwide Chairman, Consumer Health[g]
James Swanson	57	Member, Executive Committee; Executive Vice President, Chief Information Officer[h]
Jennifer L. Taubert	59	Member, Executive Committee; Executive Vice President, Worldwide Chairman, Pharmaceuticals[i]
Kathryn E. Wengel	57	Member, Executive Committee; Executive Vice President, Chief Technical Operations & Risk Officer[j]
Joseph J. Wolk	56	Member, Executive Committee; Executive Vice President, Chief Financial Officer[k]

[a] Ms. V. Broadhurst joined the Company in 2005 as Worldwide Vice President, Anemia & Oncology Supportive Care. She then went on to become Vice President of the Cardiovascular & Institutional Franchise in 2008, and President of Janssen Therapeutics in 2011 before becoming U.S. President, Internal Medicine in 2012. From 2013 to 2017, she held General Manager roles at Amgen in Inflammation & Cardiovascular, and Cardiovascular & Bone. In 2017, Ms. Broadhurst rejoined Johnson & Johnson as U.S. President, Cardiovascular & Metabolism and a member of the Janssen Americas Leadership Team. In this role she also provided operational oversight of the full portfolio of Janssen medicines in Puerto Rico and Canada. In 2018, she was appointed Company Group Chairman, Global Commercial Strategy Organization. In 2022, Ms. Broadhurst was named Executive Vice President, Global Corporate Affairs and a member of the Executive Committee, leading the Company's global marketing, communication, Global Public Health and philanthropy functions.

[b] Mr. J. Duato became Chairman of the Board of Directors in January 2023 subsequent to his appointment as Chief Executive Officer and a Director in January 2022. He joined the Company in 1989 with Janssen-Farmaceutica S.A. (Spain), a subsidiary of the Company, and held executive positions of increasing responsibility in all business sectors and across multiple geographies and functions. In 2009, he was named Company Group Chairman, Pharmaceuticals, and in 2011, he was named Worldwide Chairman, Pharmaceuticals. In 2016, Mr. Duato became a member of the Executive Committee and was named Executive Vice President, Worldwide Chairman, Pharmaceuticals. In July 2018, Mr. Duato was promoted to Vice Chairman of the Executive Committee, where he provided strategic direction for the Pharmaceutical and Consumer Health sectors and oversaw both the Global Supply Chain, Information Technology and Health & Wellness teams. As a dual citizen of Spain and the United States, Mr. Duato's international perspective and global lens gives him a deep appreciation of diverse thoughts and opinions.

[c] Dr. P. M. Fasolo joined the Company in 2004 as Worldwide Vice President, Human Resources in the MedTech segment, and subsequently served as the Company's Chief Talent Officer. He left Johnson & Johnson in 2007 to join Kohlberg Kravis Roberts & Co. as Chief Talent Officer. Dr. Fasolo returned to the Company in 2010 as the Vice President, Global Human Resources, and in 2011, he became a member of the Executive Committee. In April 2016, he was named Executive Vice President, Chief Human Resources Officer. Dr. Fasolo has responsibility for global talent, recruiting, diversity, compensation, benefits, employee relations and

all aspects of the human resources agenda for the Company. He also serves on the Boards of the Human Resources Policy Association, Tufts University and Save the Children and was named a Fellow of the National Academy of Human Resources in 2017.

(d) Ms. Elizabeth Forminard joined the Company in 2006 as Vice President, Law, Consumer Healthcare Global Business Unit and continued to serve in roles of increasing responsibility. In 2012, she was promoted to General Counsel, Medical Devices & Diagnostics and became General Counsel, Consumer Group & Supply Chain in 2013. She was appointed Worldwide Vice President, Corporate Governance in 2016. From 2019 to 2022, she served as General Counsel, Pharmaceuticals. In October 2022, she was named Executive Vice President, General Counsel and became a member of the Executive Committee. Ms. Forminard has worldwide responsibility for the legal and privacy functions, and leads the development and execution of the Company's environment, social and governance strategy.

(e) Dr. W. Hait joined the Company in 2007 as Senior Vice President, Worldwide Head of Oncology Research. He then served as the first Global Therapeutic Area Head for Oncology from 2009 to 2011, and then as Global Head, Janssen Research & Development from 2011 through 2018. From 2018 to 2022, he was Global Head, Johnson & Johnson Global External Innovation. In 2022, he became Executive Vice President, Chief External Innovation, Medical Safety and Global Public Health Officer, and a member of the Executive Committee. He is responsible for leading external sourcing and creation of transformational innovation to help Johnson & Johnson achieve its mission to improve human health utilizing the Company's excellence in pharmaceuticals, medical devices and consumer products. He also has oversight over Global Public Health and the Office of the Chief Medical Officer. As Interim Head of Janssen R&D, Dr. Hait's mission is to focus the best research and development teams in the world at the intersection of unmet medical need and breakthroughs in science and technology to make medicines with benefit for patients worldwide.

(f) Ms. A. McEvoy joined the Company in 1996 as Assistant Brand Manager of McNeil Consumer Health, a subsidiary of the Company, advancing through positions of increasing responsibilities until she was appointed Company Group Chairman, Vision Care in 2012, followed by Company Group Chairman, Consumer Medical Devices in 2014. In July 2018, Ms. McEvoy was promoted to Executive Vice President, Worldwide Chairman, MedTech, and became a member of the Executive Committee. Ms. McEvoy has responsibility for the surgery, orthopaedics, interventional solutions and eye health businesses across Ethicon, DePuy Synthes, Biosense Webster, Abiomed, and Johnson & Johnson Vision.

(g) Mr. T. Mongon joined the Company in 2000 as Director of Marketing for the Vision Care group in France and subsequently held positions of increasing responsibility until he transitioned to the Pharmaceutical sector in 2012, as the Global Commercial Strategy Leader for the Neuroscience therapeutic area. In 2014, he joined the Consumer Health sector as Company Group Chairman Asia-Pacific. In 2019, he was promoted to Executive Vice President and Worldwide Chairman, Consumer Health, and became a member of the Executive Committee. Mr. Mongon has responsibility for the global development of Johnson & Johnson's health and wellness products and solutions in beauty, OTC, oral care, baby care, women's health, and wound care.

(h) Mr. J. Swanson rejoined the Company in 2019 as Chief Information Officer of Johnson & Johnson from Bayer Crop Science, where he served as a member of the Executive Leadership Team and as CIO and Head of Digital Transformation. From 1996 to 2005, Mr. Swanson held positions of increasing responsibility at the Company, including Project Manager, Director IT, Sr. Director IT and Vice President, Chief Information Officer. Mr. Swanson is responsible for enhancing Johnson & Johnson's business impact and shaping its direction through the strategic use of technology. Mr. Swanson, Executive Vice President, Enterprise Chief Information Officer, joined the Executive Committee effective January 3, 2022.

(i) Ms. J. L. Taubert joined the Company in 2005 as Worldwide Vice President, and she held several executive positions of increasing responsibility in the Pharmaceutical sector. In 2012, she was appointed Company Group Chairman, North America Pharmaceuticals, and in 2015 became Company Group Chairman, The Americas, Pharmaceuticals. In July 2018, Ms. Taubert was promoted to Executive Vice President, Worldwide Chairman, Pharmaceuticals, and became a member of the Executive Committee. Ms. Taubert is responsible for the Pharmaceutical sector globally, including shaping the company's strategy of transformational medical innovation and for successfully bringing to market critical new medicines that significantly improve the lives of patients living with cancer, immune-related diseases, cardiovascular disease, infectious diseases, pulmonary hypertension and serious mental illness.

(j) Ms. K. E. Wengel joined the Company in 1988 as Project Engineer and Engineering Supervisor at Janssen, a subsidiary of the Company. During her tenure with the Company, she has held a variety of strategic leadership and executive positions, including in roles within operations, quality, engineering, new products, information technology, and other technical and business functions. In 2018, she was named Executive Vice President, Chief Global Supply Chain Officer, and became a member of the Executive Committee. In January 2023, she was appointed Executive Vice President, Chief Technical Operations & Risk Officer. Ms. Wengel has enterprise-wide responsibilities for key technical operations functions, including Procurement, Engineering & Property Services, Sustainability and cross-sector Supply Chain teams focused on standards, services, strategic programs and data science, and serves as Chair of the Company's Supply Chain Management Committee. She also oversees critical risk functions, including Quality & Compliance, Health Care Compliance, Environmental Health & Safety, Global Security and Global Brand Protection.

(k) Mr. J. J. Wolk joined the Company in 1998 as Finance Manager, Business Development for Ortho-McNeil, a subsidiary of the Company, and through the years held a variety of senior leadership roles in several segments and functions across the Company's subsidiaries, in Pharmaceuticals, Medical Devices and Supply Chain. From 2014 to 2016, he served as Vice President, Finance and Chief Financial Officer of the Janssen Pharmaceutical Companies of Johnson & Johnson. In 2016, Mr. Wolk became the Vice President, Investor Relations. In July 2018, he was appointed Executive Vice President, Chief Financial Officer and became a member of the Executive Committee. Mr. Wolk plays a strategic role in the overall management of the Company, and leads the development and execution of the Company's global long-term financial strategy.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

As of February 10, 2023, there were 124,211 record holders of common stock of the Company. Additional information called for by this item is incorporated herein by reference to the following sections of this Report: Note 16 "Common Stock, Stock Option Plans and Stock Compensation Agreements" of the Notes to Consolidated Financial Statements included in Item 8; and Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters – Equity Compensation Plan Information."

Issuer Purchases of Equity Securities

On September 14, 2022, the Company announced that its Board of Directors approved a share repurchase program, authorizing the Company to purchase up to $5.0 billion of the Company's Common Stock. Share repurchases may be made at management's discretion from time to time on the open market or through privately negotiated transactions. The repurchase program has no time limit and may be suspended for periods or discontinued at any time.

The following table provides information with respect to common stock purchases by the Company during the fiscal fourth quarter of 2022. Common stock purchases on the open market are made as part of a systematic plan to meet the needs of the Company's compensation programs. The repurchases below also include the stock-for-stock option exercises that settled in the fiscal fourth quarter.

Fiscal Period	Total Number of Shares Purchased[1]	Avg. Price Paid Per Share	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs[2]	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs[3]
October 3, 2022 through October 30, 2022	3,921,949	165.29	3,179,491	—
October 31, 2022 through November 27, 2022	1,444,006	173.26	—	—
November 28, 2022 through January 1, 2023	2,379,100	178.18	—	—
Total	7,745,055		3,179,491	13,876,567

[1] During the fiscal fourth quarter of 2022, the Company repurchased an aggregate of 7,745,055 shares of Johnson & Johnson Common Stock in open-market transactions, of which 3,179,491 shares were purchased pursuant to the repurchase program that was publicly announced on September 14, 2022, and of which 4,565,564 shares were purchased as part of a systematic plan to meet the needs of the Company's compensation programs.

[2] As of January 1, 2023, an aggregate of 15,411,776 shares were purchased for a total of $2.5 billion since the inception of the repurchase program announced on September 14, 2022.

[3] As of January 1, 2023, the maximum number of shares that may yet be purchased under the plan is 13,876,567 based on the closing price of Johnson & Johnson Common Stock on the New York Stock Exchange on December 30, 2022 of $176.65 per share.

Item 6. Reserved

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Organization and Business Segments

Description of the Company and Business Segments

Johnson & Johnson and its subsidiaries (the Company) have approximately 152,700 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the healthcare field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.

The Company is organized into three business segments: Consumer Health, Pharmaceutical and MedTech. The Consumer Health segment includes a broad range of products used in the Baby Care, Oral Care, Skin Health/Beauty, Over-the-Counter pharmaceutical, Women's Health and Wound Care markets. These products are marketed to the general public and sold online (eCommerce) and to retail outlets and distributors throughout the world. The Pharmaceutical segment is focused on the following therapeutic areas, including Immunology, Infectious diseases, Neuroscience, Oncology, Pulmonary Hypertension, and Cardiovascular and Metabolic diseases. Products in this segment are distributed directly to retailers, wholesalers, distributors, hospitals and healthcare professionals for prescription use. The MedTech segment includes a broad portfolio of products used in the Orthopaedic, Surgery, Interventional Solutions (cardiovascular and neurovascular) and Vision fields. These products are distributed to wholesalers, hospitals and retailers, and used principally in the professional fields by physicians, nurses, hospitals, eye care professionals and clinics.

The Executive Committee of Johnson & Johnson is the principal management group responsible for the strategic operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer Health, Pharmaceutical and MedTech business segments.

In all of its product lines, the Company competes with other companies both locally and globally, throughout the world. Competition exists in all product lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant. The development of new and innovative products, as well as protecting the underlying intellectual property of the Company's product portfolio, is important to the Company's success in all areas of its business. The competitive environment requires substantial investments in continuing research. In addition, the development and maintenance of customer demand for the Company's consumer products involves significant expenditures for advertising and promotion.

Management's Objectives

With "Our Credo" as the foundation, the Company's purpose is to blend heart, science and ingenuity to profoundly change the trajectory of health for humanity. The Company is committed to bringing its full breadth and depth to ensure health for people today and for future generations. United around this common ambition, the Company is poised to fulfill its purpose and successfully meet the demands of the rapidly evolving markets in which it competes.

The Company is broadly based in human healthcare, and is committed to creating value by developing accessible, high quality, innovative products and services. New products introduced within the past five years accounted for approximately 25% of 2022 sales. In 2022, $14.6 billion was invested in research and development reflecting management's commitment to create life-enhancing innovations and to create value through partnerships that will profoundly change the trajectory of health for humanity.

A critical driver of the Company's success is the diversity of its 152,700 employees worldwide. Employees are empowered and inspired to lead with Our Credo and purpose as guides. This allows every employee to use the Company's reach and size to advance the Company's purpose, and to also lead with agility and urgency. Leveraging the extensive resources across the enterprise enables the Company to innovate and execute with excellence. This ensures the Company can remain focused on addressing the unmet needs of society every day and invest for an enduring impact, ultimately delivering value to its patients, consumers and healthcare professionals, employees, communities and shareholders.



Research & Development

$ In Billions

14.6   14.7

2022   2021



Acquisitions (net of cash acquired)

$ In Billions

17.7

0.1

2022   2021



Dividends Paid Per Share

In Dollars

4.45   4.19

2022   2021

Results of Operations

Analysis of Consolidated Sales

For discussion on results of operations and financial condition pertaining to the fiscal years 2021 and 2020 see the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 2022, Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition.

In 2022, worldwide sales increased 1.3% to $94.9 billion as compared to an increase of 13.6% in 2021. These sales changes consisted of the following:

Sales increase/(decrease) due to:	2022	2021
Volume	6.9%	12.9%
Price	(0.8)	(0.7)
Currency	(4.8)	1.4
Total	**1.3%**	**13.6%**

The net impact of acquisitions and divestitures on the worldwide sales growth was a negative impact of 0.1% in 2022 and a negative impact of 0.6% in 2021.

Sales by U.S. companies were $48.6 billion in 2022 and $47.2 billion in 2021. This represents increases of 3.0% in 2022 and 9.3% in 2021. Sales by international companies were $46.4 billion in 2022 and $46.6 billion in 2021. This represents a decrease of 0.6% in 2022 and an increase of 18.2% in 2021.

The five-year compound annual growth rates for worldwide, U.S. and international sales were 4.4%, 4.0% and 4.9%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 3.5%, 5.0% and 2.2%, respectively.

In 2022, sales by companies in Europe experienced a decline of 0.6% as compared to the prior year, which included operational growth of 11.0% and a negative currency impact of 11.6%. Sales by companies in the Western Hemisphere, excluding the U.S., achieved growth of 6.5% as compared to the prior year, which included operational growth of 10.2%, and a negative currency impact of 3.7%. Sales by companies in the Asia-Pacific, Africa region experienced a decline of 2.8% as compared to the prior year, including operational growth of 6.2% and a negative currency impact of 9.0%.

In 2022, the Company utilized three wholesalers distributing products for all three segments that represented approximately 16.5%, 13.0% and 12.0% of the total consolidated revenues. In 2021, the Company had three wholesalers distributing products for all three segments that represented approximately 14.0%, 11.0% and 11.0% of the total consolidated revenues.



2022 Sales by Geographic Region (in billions)

$16.8
$6.1
$23.4
$48.6

Europe Western Hemisphere (ex. U.S.)

Asia-Pacific, Africa U.S.

2022 Sales by Segment (in billions)

$27.4
$52.6
$15.0

Consumer Health Pharmaceutical

MedTech

Note: values may have been rounded

Analysis of Sales by Business Segments

Consumer Health Segment

Consumer Health segment sales in 2022 were $15.0 billion, a decrease of 0.5% from 2021, which included 3.6% operational growth and a negative currency impact of 4.1%. U.S. Consumer Health segment sales were $6.6 billion, an increase of 1.3%. International sales were $8.4 billion, a decrease of 1.9%, which included 5.3% operational growth and a negative currency impact of 7.2%. In 2022, acquisitions and divestitures had a net negative impact of 0.3% on the operational sales growth of the worldwide Consumer Health segment.

Major Consumer Health Franchise Sales*:

(Dollars in Millions)	2022	2021	Total Change	Operations Change	Currency Change
OTC[1]	$6,031	5,627	7.2%	11.2%	(4.0)%
Skin Health/Beauty	4,352	4,541	(4.2)	(0.4)	(3.8)
Oral Care	1,505	1,645	(8.5)	(4.7)	(3.8)
Baby Care	1,461	1,566	(6.7)	(2.4)	(4.3)
Women's Health	904	917	(1.5)	7.0	(8.5)
Wound Care/Other	700	739	(5.3)	(3.8)	(1.5)
Total Consumer Health Sales	**$14,953**	**15,035**	**(0.5)%**	**3.6%**	**(4.1)%**

* Certain prior year amounts have been reclassified to conform to current year presentation

[1] Fiscal 2021 reflects approximately $0.4 billion of certain international OTC products, primarily in China, which were reclassified from the Pharmaceutical segment to the Consumer Health segment based on operational changes

The OTC franchise sales of $6.0 billion increased 7.2% as compared to the prior year. Operational growth was primarily attributable to increased Cough/Cold/Flu, adult and pediatric incidences, price actions primarily in the U.S. and increased consumption in China due to easing of COVID-19 restrictions. Growth was partially offset by supply constraints.

The Skin Health/Beauty franchise sales of $4.4 billion declined 4.2% as compared to the prior year. The operational decline was driven by supply constraints in the U.S. partially offset by price actions and strong new product performance in the Asia Pacific and Latin America region.

The Oral Care franchise sales of $1.5 billion declined 8.5% as compared to the prior year. The operational decline was due to portfolio simplification in the U.S., competitive pressures in EMEA and China, category decline and pricing pressures in EMEA, as well as suspension of personal care sales in Russia and negative COVID-19 impacts in China.

The Baby Care franchise sales of $1.5 billion declined 6.7% as compared to the prior year. The operational decline was driven by category deceleration and competitive pressures in the U.S., suspension of personal care sales in Russia and weakness in India.

The Women's Health franchise sales of $0.9 billion declined 1.5% as compared to the prior year. Operational growth driven by lapping prior year supply constraints in EMEA, strength in India, and price actions in LATAM was partially offset by suspension of personal care sales in Russia and negative currency impacts.

The Wound Care/Other franchise sales of $0.7 billion declined 5.3% as compared to the prior year. The operational decline was driven by lapping strong prior year consumption, competitive pressure in the U.S., and decreased consumption in China.

In November 2021, the Company announced its intention to separate the Company's Consumer Health business (Kenvue as the name for the planned New Consumer Health Company), with the intention to create a new, publicly traded company by the end of the fiscal year 2023.

Pharmaceutical Segment

Pharmaceutical segment sales in 2022 were $52.6 billion, an increase of 1.7% from 2021, which included operational growth of 6.7% and a negative currency impact of 5.0%. U.S. sales were $28.6 billion, an increase of 2.3%. International sales were $24.0 billion, an increase of 1.0%, which included 11.9% operational growth and a negative currency impact of 10.9%. In 2022, acquisitions and divestitures had a net negative impact of 0.1% on the operational sales growth of the worldwide Pharmaceutical segment. Adjustments to previous sales reserve estimates were approximately $0.1 billion and $0.7 billion in fiscal years 2022 and 2021, respectively.

Major Pharmaceutical Therapeutic Area Sales*:

(Dollars in Millions)	2022	2021	Total Change	Operations Change	Currency Change
Total Immunology	**$16,935**	**16,750**	**1.1%**	**4.8%**	**(3.7)%**
REMICADE	2,343	3,190	(26.6)	(25.3)	(1.3)
SIMPONI/SIMPONI ARIA	2,184	2,276	(4.0)	1.0	(5.0)
STELARA	9,723	9,134	6.5	10.4	(3.9)
TREMFYA	2,668	2,127	25.4	30.1	(4.7)
Other Immunology	17	24	(28.2)	(28.2)	0.0
Total Infectious Diseases	**5,449**	**5,825**	**(6.5)**	**0.8**	**(7.3)**
COVID-19 VACCINE	2,179	2,385	(8.6)	2.0	(10.6)
EDURANT/rilpivirine	1,008	994	1.5	11.8	(10.3)
PREZISTA/ PREZCOBIX/REZOLSTA/ SYMTUZA	1,943	2,083	(6.7)	(4.4)	(2.3)
Other Infectious Diseases[2]	318	363	(12.3)	(7.2)	(5.1)
Total Neuroscience	**6,893**	**6,988**	**(1.4)**	**3.4**	**(4.8)**
CONCERTA/methylphenidate	644	667	(3.5)	4.1	(7.6)
INVEGA SUSTENNA/XEPLION/ INVEGA TRINZA/TREVICTA	4,140	4,022	3.0	6.9	(3.9)
RISPERDAL CONSTA	485	592	(18.1)	(13.0)	(5.1)
Other Neuroscience[2]	1,623	1,706	(4.9)	0.4	(5.3)
Total Oncology	**15,983**	**14,548**	**9.9**	**16.9**	**(7.0)**
DARZALEX	7,977	6,023	32.4	39.5	(7.1)
ERLEADA	1,881	1,291	45.7	53.0	(7.3)
IMBRUVICA	3,784	4,369	(13.4)	(7.6)	(5.8)
ZYTIGA /abiraterone acetate	1,770	2,297	(22.9)	(13.6)	(9.3)
Other Oncology	571	568	0.6	6.0	(5.4)
Total Pulmonary Hypertension	**3,417**	**3,450**	**(1.0)**	**3.0**	**(4.0)**
OPSUMIT	1,783	1,819	(2.0)	2.6	(4.6)
UPTRAVI	1,322	1,237	6.9	8.6	(1.7)
Other Pulmonary Hypertension	313	395	(20.8)	(13.1)	(7.7)
Total Cardiovascular / Metabolism / Other	**3,887**	**4,119**	**(5.6)**	**(4.0)**	**(1.6)**
XARELTO	2,473	2,438	1.4	1.4	—
INVOKANA/ INVOKAMET	448	563	(20.4)	(17.2)	(3.2)
Other[1,2]	966	1,119	(13.6)	(9.3)	(4.3)
Total Pharmaceutical Sales	**$52,563**	**51,680**	**1.7%**	**6.7%**	**(5.0)%**

*   Certain prior year amounts have been reclassified to conform to current year presentation

[1]   Inclusive of PROCRIT / EPREX which was previously disclosed separately

[2]   Fiscal 2021 reflects approximately $0.4 billion of certain international OTC products, primarily in China, which were reclassified from the Pharmaceutical segment to the Consumer Health segment based on operational changes

Immunology products achieved sales of $16.9 billion in 2022, representing an increase of 1.1% as compared to the prior year. Operational growth was driven by strong uptake of STELARA (ustekinumab) in Crohn's disease and Ulcerative Colitis and strength of TREMFYA (guselkumab) in Psoriasis and uptake in Psoriatic Arthritis. This was partially offset by lower sales of REMICADE (infliximab) due to biosimilar competition.

Biosimilar versions of REMICADE have been introduced in the United States and certain markets outside the United States and additional competitors continue to enter the market. Continued infliximab biosimilar competition will result in a further reduction in sales of REMICADE.

The latest expiring United States patent for STELARA (ustekinumab) will expire in September 2023. STELARA (ustekinumab) U.S. sales in fiscal 2022 were approximately $6.4 billion and the expiration of this product patent or loss of market exclusivity will result in a reduction in sales.

Infectious disease products sales were $5.4 billion in 2022, representing a decline of 6.5% as compared to the prior year. Operational growth was driven by the COVID-19 vaccine outside the U.S partially offset by lower sales of PREZISTA and PREZCOBIX/REZOLSTA (darunavir/cobicistat) due to increased competition and loss of exclusivity of PREZISTA in certain countries outside the U.S.

Neuroscience products sales were $6.9 billion, in 2022, representing a decline of 1.4% as compared to the prior year. The operational sales growth of INVEGA SUSTENNA/XEPLION (paliperidone palmitate) and INVEGA TRINZA/TREVICTA from new patient starts and persistence as well as the launch of INVEGA HAFYERA was offset by negative currency impacts and lower sales of RISPERDAL CONSTA.

Oncology products achieved sales of $16.0 billion in 2022, representing an increase of 9.9% as compared to the prior year. Contributions to operational growth were strong sales of DARZALEX (daratumumab) driven by share gains in all regions, continued strong market growth, and uptake of the subcutaneous formulation as well as the continued global launch uptake of ERLEADA (apalutamide). This was partially offset by declining sales of IMBRUVICA (ibrutinib) due to competitive pressures and market suppression and ZYTIGA due to loss of exclusivity in the European Union in the second half of 2022.

Pulmonary Hypertension products sales were $3.4 billion, a decline of 1.0% as compared to the prior year. The operational sales growth of OPSUMIT (macitentan) and UPTRAVI (selexipag) due to continued share gains and market growth was offset by COVID-19 related impacts and continued declines in Other Pulmonary Hypertension.

Cardiovascular/Metabolism/Other products sales were $3.9 billion, a decline of 5.6% as compared to the prior year. The operational decline was primarily attributable to lower sales of INVOKANA/INVOKAMET (canagliflozin) due to share erosion and PROCRIT/ EPREX (epoetin alfa) due to biosimilar competition.

The Company updated its policy so that no end customer will be permitted direct delivery of product to a location other than the billing location. The policy impacts contract pharmacy transactions involving non-grantee 340B covered entities for most of the Company's drugs, subject to multiple exceptions. Both grantee and non-grantee covered entities can maintain certain contract pharmacy arrangements under policy exceptions. The Company has been and will continue to offer 340B discounts to covered entities on all of its covered outpatient drugs, and it believes its policy will improve its ability to identify inappropriate duplicate discounts and diversion prohibited by the 340B statute. The 340B Drug Pricing Program is a U.S. federal government program requiring drug manufacturers to provide significant discounts on covered outpatient drugs to covered entities. This policy update had discount implications which positively impacted sales to customers in 2022.

During 2022, the Company advanced its pipeline with several regulatory submissions and approvals for new drugs and additional indications for existing drugs as follows:

Product Name (Chemical Name)	Indication	US Approval	EU Approval	US Filing	EU Filing
aprocitentan	Treatment for difficult to treat hypertension			•	
CABENUVA (rilpivirine and cabotegravir)	HIV treatment for adolescents	•			
CARVYKTI (ciltacabtagene autoleucel)	Treatment for patients with relapsed or refractory Multiple Myeloma	•	•		
ERLEADA (apalutamide)	Tablet reduction			•	•
IMBRUVICA (ibrutinib)	Treatment for Pediatric Patients with Chronic Graft-Versus-Host Disease	•			
	Treatment for Frontline Chronic Lymphocytic Leukemia (I + V fixed duration) (GLOW)		•		
niraparib	Treatment of L1 Prostate cancer metastatic castration-resistant in combination with abiraterone acetate and Prednisone				•
STELARA (ustekinumab)	Treatment of Pediatric Patients with Juvenile Psoriatic Arthritis	•			
Talquetamab	Treatment of Patients with Relapsed Refractory Multiple Myeloma			•	
teclistamab (BCMA/CD3)	Treatment of Patients with Relapsed Refractory Multiple Myeloma	•	•		

MedTech Segment**

The MedTech segment sales in 2022 were $27.4 billion, an increase of 1.4% from 2021, which included operational growth of 6.2% and a negative currency impact of 4.8%. U.S. sales were $13.4 billion, an increase of 5.4% as compared to the prior year. International sales were $14.1 billion, a decrease of 2.3% as compared to the prior year, which included operational growth of 6.9% and a negative currency impact of 9.2%. In 2022, the net impact of acquisitions and divestitures on the MedTech segment worldwide operational sales growth was a positive 0.1%.

Major MedTech Franchise Sales*:

(Dollars in Millions)	2022	2021	Total Change	Operations Change	Currency Change
Surgery	**$9,690**	**9,812**	**(1.2)%**	**3.8%**	**(5.0)%**
Advanced	4,569	4,622	(1.1)	3.8	(4.9)
General	5,121	5,190	(1.3)	3.8	(5.1)
Orthopaedics	**8,587**	**8,588**	**0.0**	**3.7**	**(3.7)**
Hips	1,514	1,480	2.3	5.8	(3.5)
Knees	1,359	1,325	2.6	6.1	(3.5)
Trauma	2,871	2,885	(0.5)	3.1	(3.6)
Spine, Sports & Other	2,843	2,898	(1.9)	1.9	(3.8)
Vision	**4,849**	**4,688**	**3.4**	**9.5**	**(6.1)**
Contact Lenses/Other	3,543	3,440	3.0	9.6	(6.6)
Surgical	1,306	1,248	4.6	9.4	(4.8)
Interventional Solutions	**4,300**	**3,971**	**8.3**	**13.7**	**(5.4)**
Total MedTech Sales	**$27,427**	**27,060**	**1.4%**	**6.2%**	**(4.8)%**

*   Certain prior year amounts have been reclassified to conform to current year presentation

**   Previously referred to as Medical Devices

The Surgery franchise sales were $9.7 billion in 2022, representing a decline of 1.2% from 2021. The operational growth in Advanced Surgery was primarily driven by the following: Endocutter market recovery and new products partially offset by competitive pressures in the U.S.; Biosurgery market recovery and the success of new products partially offset by strong U.S. market demand in the prior year for infection prevention products; and Energy products driven by market recovery and new product penetration coupled with competitive supply challenges. The operational growth in General Surgery was primarily driven by market recovery and technology penetration.

The Orthopaedics franchise sales were $8.6 billion in 2022, which was flat to the prior year. The Orthopaedics franchise included operational sales growth of 3.7% offset by a negative currency impact of 3.7%. The operational growth in hips reflects the market recovery combined with continued strength of the portfolio including the ACTIS stem and enabling technologies – KINCISE and VELYS Hip Navigation. This growth was partially offset by impacts of volume-based procurement in China and the timing of tenders outside the U.S. The operational growth in knees was primarily driven by procedure recovery, strength of the ATTUNE portfolio and pull through related to the VELYS Robotic assisted solution. This growth was partially offset by impacts of volume-based procurement in China and timing of tenders outside the U.S. The operational growth in Trauma was driven by global market recovery and uptake of new products. The operational growth in Spine, Sports & Other was primarily driven by procedure recovery and new product introductions. This growth was partially offset by competitive pressures in Spine and impacts of volume-based procurement in China.

The Vision franchise achieved sales of $4.8 billion in 2022, representing an increase of 3.4% from 2021. The Contact Lenses/Other operational growth was due to market recovery, price actions, commercial execution and benefits from new products. Surgical Vision operational growth was primarily due to market recovery and the success of new products and was partially offset by a higher prior year U.S. Refractory market.

The Interventional Solutions franchise achieved sales of $4.3 billion in 2022, representing an increase of 8.3% from 2021. Operational growth was driven by market recovery and success of new products and commercial strategies. Interventional solutions also includes sales from Abiomed, Inc. (Abiomed) which were reflected as of December 22, 2022.

Analysis of Consolidated Earnings Before Provision for Taxes on Income

Consolidated earnings before provision for taxes on income was $21.7 billion and $22.8 billion for the years 2022 and 2021, respectively. As a percent to sales, consolidated earnings before provision for taxes on income was 22.9% and 24.3%, in 2022 and 2021, respectively.

Earnings Before Provision for Taxes



(Dollars in billions. Percentages in chart are as a percent to total sales)

Cost of Products Sold and Selling, Marketing and Administrative Expenses:

Cost of Products Sold		Selling, Marketing & Administrative	
$31.1	$29.9	$24.8	$24.7
32.7%	31.8%	26.1%	26.3%
2022	2021	2022	2021

(Dollars in billions. Percentages in chart are as a percent to total sales)

Cost of products sold increased as a percent to sales driven by:
• One-time COVID-19 vaccine manufacturing exit related costs

• Currency impacts in the Pharmaceutical segment

• Commodity inflation in the MedTech and Consumer Health segments

partially offset by

• Supply chain benefits in the Consumer Health segment

The intangible asset amortization expense included in cost of products sold was $4.3 billion and $4.7 billion for the fiscal years 2022 and 2021, respectively.

Selling, Marketing and Administrative Expenses decreased as a percent to sales driven by:

• Reduction of brand marketing expenses in the Pharmaceutical and Consumer Health businesses

Research and Development Expense:

Research and development expense by segment of business was as follows:

(Dollars in Millions)	2022		2021	
	Amount	% of Sales*	Amount	% of Sales*
Consumer Health	$493	3.3%	$459	3.1%
Pharmaceutical	11,622	22.1	11,878	23.0
MedTech	2,488	9.1	2,377	8.8
Total research and development expense	$14,603	15.4%	$14,714	15.7%
Percent increase/(decrease) over the prior year	(0.8)%		21.0%	

* As a percent to segment sales

Research and development activities represent a significant part of the Company's business. These expenditures relate to the processes of discovering, testing and developing new products, upfront payments and developmental milestones, improving existing products, as well as ensuring product efficacy and regulatory compliance prior to launch. The Company remains committed to investing in research and development with the aim of delivering high quality and innovative products.

Research and Development decreased as a percent to sales primarily driven by:

• Lower milestone payments in the Pharmaceutical business

In-Process Research and Development (IPR&D): In the fiscal year 2022, the Company recorded an intangible asset impairment charge of approximately $0.8 billion related to an in-process research and development asset, bermekimab (JnJ-77474462), an investigational drug for the treatment of Atopic Dermatitis (AD) and Hidradenitis Suppurativa (HS). Additional information regarding efficacy of the AD indication and HS indication became available which led the Company to the decision to terminate the development of bermekimab for both AD and HS. The Company acquired all rights to bermekimab from XBiotech, Inc. in the fiscal year 2020. In fiscal year 2021, the Company recorded a partial IPR&D charge of $0.9 billion primarily related to expected development delays in the general surgery digital robotics platform (Ottava) acquired with the Auris Health acquisition in 2019. The impairment charge was calculated based on revisions to the discounted cash flow valuation model reflecting a delay of first in human procedures of approximately two years from the initial acquisition model assumption of the second half of 2022. The Company will continue to monitor the remaining $1.5 billion Ottava platform intangible asset as development program activities are ongoing.

Other (Income) Expense, Net: Other (income) expense, net is the account where the Company records gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Innovation - JJDC, Inc. (JJDC), changes in the fair value of securities, investment (income)/loss related to employee benefit programs, gains and losses on divestitures, certain transactional currency gains and losses, acquisition and divestiture related costs, litigation accruals and settlements, as well as royalty income.

Other (income) expense, net for the fiscal year 2022 was unfavorable by $1.4 billion as compared to the prior year primarily due to the following:

(Dollars in Billions)(Income)/Expense	2022	2021	Change
Consumer Health separation costs	$1.0	0.1	0.9
Litigation related[1]	0.9	2.3	(1.4)
Changes in the fair value of securities	0.7	(0.5)	1.2
One-time COVID-19 vaccine manufacturing exit related costs	0.7	0.0	0.7
Acquisition, Integration and Divestiture related[2]	0.1	(0.5)	0.6
Restructuring related	0.1	0.1	0.0
Employee benefit plan related	(1.2)	(0.6)	(0.6)
Other	(0.4)	(0.4)	—
Total Other (Income) Expense, Net	$1.9	0.5	1.4

[1] 2022 was primarily related to pelvic mesh and 2021 was primarily related to talc and Risperdal Gynecomastia

[2] 2022 was primarily costs related to the acquisition of Abiomed. 2021 was primarily related to divestiture gains of two pharmaceutical brands outside the U.S.

Interest (Income) Expense: Interest (income) expense in the fiscal of 2022 was net interest income of $214 million as compared to interest expense of $130 million in the fiscal year 2021 primarily due to higher rates of interest earned on cash balances. Cash, cash equivalents and marketable securities totaled $23.5 billion at the end of 2022, and averaged $27.6 billion as compared to the cash, cash equivalents and marketable securities total of $31.6 billion and $28.4 billion average cash balance in 2021. The total debt balance at the end of 2022 was $39.7 billion with an average debt balance of $36.7 billion as compared to $33.8 billion at the end of 2021 and an average debt balance of $34.5 billion. The lower average cash, cash equivalents and marketable securities and higher average debt balance were primarily due to the acquisition of Abiomed in late December of 2022.

Income Before Tax by Segment

Income (loss) before tax by segment of business were as follows:

(Dollars in Millions)	Income Before Tax		Segment Sales		Percent of Segment Sales	
	2022	2021	2022	2021	2022	2021
Consumer Health[3]	$2,930	1,573	14,953	15,035	19.6%	10.5
Pharmaceutical[3]	15,901	17,969	52,563	51,680	30.3	34.8
MedTech	4,607	4,373	27,427	27,060	16.8	16.2
Segment earnings before tax[1]	23,438	23,915	94,943	93,775	24.7	25.5
Less: Expenses not allocated to segments[2]	624	1,072				
Less: Consumer Health separation costs	1,089	67				
Worldwide income before tax	$21,725	22,776	94,943	93,775	22.9%	24.3

[1] See Note 17 to the Consolidated Financial Statements for more details.

[2] Amounts not allocated to segments include interest (income) expense and general corporate (income) expense.

[3] Prior year income before tax of approximately $0.2 billion has been reclassified as certain international OTC products, primarily in China, were reclassified from the Pharmaceutical segment to the Consumer Health segment based on operational changes.

Consumer Health Segment: In 2022, the Consumer Health segment income before tax as a percent of sales was 19.6% versus 10.5% in 2021. The increase in the income before tax as a percent of sales was primarily driven by the following:

• Lower litigation expense of $0.2 billion in 2022 versus $1.6 billion (primarily talc related) in 2021

• Reduction in brand marketing expenses in 2022 versus 2021

• Supply chain benefits in 2022

partially offset by:

• Commodity inflation in 2022

Pharmaceutical Segment: In 2022, the Pharmaceutical segment income before tax as a percent to sales was 30.3% versus 34.8% in 2021. The decrease in the income before tax as a percent of sales was primarily driven by the following:

• One-time COVID-19 vaccine manufacturing exit related costs of $1.5 billion in 2022

• Unfavorable changes in the fair value of securities ($0.7 billion loss in 2022 vs. $0.5 billion gain in 2021)

• An IPR&D charge of $0.8 billion in 2022 related to bermekimab (JnJ-77474462), an investigational drug for the treatment of Atopic Dermatitis (AD) and Hidradenitis Suppurativa (HS)

• Lower divestiture gains of $0.1 billion in 2022 versus $0.6 billion related to two pharmaceutical brands outside the U.S. in fiscal 2021

• Currency impacts in Cost of Products Sold

partially offset by:

- Lower litigation related expense of $0.1 billion in 2022 versus $0.6 billion (primarily related to Risperdal Gynecomastia) in 2021

- Lower Research & Development milestone payments in 2022

- Lower brand marketing expenses in 2022 versus 2021

In fiscal 2020 and 2021, the Company entered into a series of contract manufacturing arrangements for vaccine production with third party contract manufacturing organizations. These arrangements provided the Company with supplemental commercial capacity for vaccine production and potentially transferable rights to such production if capacity is not required. The Company continues to evaluate and monitor both its internal and external supply arrangements. In fiscal 2022, the COVID-19 Vaccine related costs (mentioned above) included the remaining commitments and obligations, including external manufacturing network exit and related inventory costs and required clinical trial expenses, associated with the Company's modification of its COVID-19 vaccine research program and manufacturing capacity to levels that meet all remaining customer contractual requirements.

MedTech Segment: In 2022, the MedTech segment income before tax as a percent to sales was 16.8% versus 16.2% in 2021. The increase in the income before tax as a percent to sales was primarily driven by the following:

- An IPR&D charge of $0.9 billion in 2021 related to the general surgery offering in digital robotics (Ottava) acquired with the Auris Health acquisition in 2019

partially offset by:

- Higher litigation related expense of $0.6 billion in 2022, primarily related to pelvic mesh costs versus $0.1 billion in 2021

- Acquisition related costs of $0.3 billion in 2022 related to the Abiomed acquisition versus $0.1 billion in 2021

Restructuring: In the fiscal second quarter of 2018, the Company announced plans to implement actions across its Global Supply Chain that are intended to enable the Company to focus resources and increase investments in critical capabilities, technologies and solutions necessary to manufacture and supply its product portfolio of the future, enhance agility and drive growth. The Global Supply Chain actions included expanding its use of strategic collaborations, and bolstering its initiatives to reduce complexity, improving cost-competitiveness, enhancing capabilities and optimizing its supply chain network. The Company has achieved approximately $0.8 billion in annual pre-tax cost savings as outlined in the restructuring actions. In 2022, the Company recorded a pre-tax charge of $0.5 billion, which is included on the following lines of the Consolidated Statement of Earnings, $0.3 billion in restructuring, $0.1 billion in other (income) expense and $0.1 billion in cost of products sold. Total project costs of approximately $2.2 billion have been recorded since the restructuring was announced. The program was completed in the fiscal fourth quarter of 2022.

See Note 20 to the Consolidated Financial Statements for additional details related to the restructuring programs.

Provision for Taxes on Income: The worldwide effective income tax rate was 17.4% in 2022 and 8.3% in 2021.

In the fiscal 2022, the Company incurred approximately $0.5 billion net incremental international tax cost related to the legal separation of the Consumer Health business, and may continue to incur additional cost in fiscal 2023.

On December 15, 2022, the European Union (EU) Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development (OECD) Pillar Two Framework that was supported by over 130 countries worldwide. The EU effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive.

A significant number of other countries are expected to also implement similar legislation, including South Korea which approved legislation on December 23, 2022 with a full effective date of January 1, 2024. The Company is continuing to evaluate the potential impact on future periods of the Pillar Two Framework, pending legislative adoption by additional individual countries, including those within the European Union.

For discussion related to the fiscal 2022 provision for taxes refer to Note 8 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Liquidity & Cash Flows

Cash and cash equivalents were $14.1 billion at the end of 2022 as compared to $14.5 billion at the end of 2021.

The primary sources and uses of cash that contributed to the $0.4 billion decrease were:

(Dollars In Billions)	
$14.5	Q4 2021 Cash and cash equivalents balance
21.2	cash generated from operating activities
(12.4)	net cash used by investing activities
(8.9)	net cash used by financing activities
$(0.3)	effect of exchange rate and rounding
$14.1	Q4 2022 Cash and cash equivalents balance

In addition, the Company had $9.4 billion in marketable securities at the end of fiscal year 2022 and $17.1 billion at the end of fiscal year 2021. See Note 1 to the Consolidated Financial Statements for additional details on cash, cash equivalents and marketable securities.

Cash flow from operations of $21.2 billion was the result of:

(Dollars In Billions)	
$17.9	Net Earnings
7.3	non-cash expenses and other adjustments primarily for depreciation and amortization, stock-based compensation and asset write-downs partially offset by the deferred tax provision, net gain on sale of assets/businesses and credit losses and accounts receivable allowances
(2.0)	a decrease in current and non-current liabilities
0.7	a decrease in other current and non-current assets
1.1	an increase in accounts payable and accrued liabilities
(3.8)	an increase in accounts receivable and inventories
$21.2	Cash Flow from operations

Investing activities use of $12.4 billion of cash was primarily used for:

(Dollars In Billions)	
$(4.0)	additions to property, plant and equipment
(17.7)	acquisitions
0.5	proceeds from the disposal of assets/businesses, net
9.2	net sales of investments
(0.2)	Credit support agreements activity, net
(0.2)	other (primarily licenses and milestones) and rounding
$(12.4)	Net cash used for investing activities

Financing activities use of $8.9 billion of cash was primarily used for:

(Dollars In Billions)	
$(11.7)	dividends to shareholders
(6.0)	repurchase of common stock
7.5	net proceeds from short and long term debt
1.3	proceeds from stock options exercised/employee withholding tax on stock awards, net
$(8.9)	Net cash used for financing activities

As of January 1, 2023, the Company's notes payable and long-term debt was in excess of cash, cash equivalents and marketable securities. As of January 1, 2023, the net debt position was $16.1 billion as compared to the prior year of $2.1 billion. The increase was primarily due to the acquisition of Abiomed, Inc. in December 2022. The debt balance at the end of 2022 was $39.7 billion as compared to $33.8 billion in 2021. Considering recent market conditions, the Company has re-evaluated its operating cash flows and liquidity profile and does not foresee any significant incremental risk. The Company anticipates that operating cash flows, the ability to raise funds from external sources, borrowing capacity from existing committed credit facilities and access to the commercial paper markets will continue to provide sufficient resources to fund operating needs, including the Company's remaining balance to be paid on the agreement to settle opioid litigation for approximately $2.7 billion and the establishment of the $2.0 billion trust for talc related liabilities (See Note 19 to the Consolidated Financial Statements for additional details). In addition, the Company monitors the global capital markets on an ongoing basis and from time to time may raise capital when market conditions are favorable. Effective beginning in fiscal 2022, the U.S. Tax Cuts and Job Act of 2017 (TCJA) requires the Company to deduct U.S. and international research and development expenditures for tax purposes over 5 to 15 years, instead of in the current fiscal year. As a result, in fiscal 2022, the Company experienced an increase in annual cash tax payments of approximately $1.2 billion above what otherwise would have been remitted to the U.S Treasury. The Company concurrently records a deferred tax benefit for the future amortization of the research and development (R&D) for tax purposes. The requirement to expense R&D as incurred is unchanged for U.S. GAAP purposes and the impact to pre-tax R&D expense is not affected by this provision.

On September 14, 2022, the Company announced that its Board of Directors approved a share repurchase program, authorizing the Company to purchase up to $5.0 billion of the Company's Common Stock. Share repurchases may be made at management's discretion from time to time on the open market or through privately negotiated transactions. The repurchase program has no time limit and may be suspended for periods or discontinued at any time. Any shares acquired will be available for general corporate purposes. The Company intends to finance the share repurchase program through available cash. Through January 1, 2023, approximately $2.5 billion has been repurchased under the program.

The following table summarizes the Company's material contractual obligations and their aggregate maturities as of January 1, 2023: To satisfy these obligations, the Company intends to use cash from operations.

(Dollars in Millions)	Tax Legislation (TCJA)	Debt Obligations	Interest on Debt Obligations	Total
2023	$1,522	1,551	893	3,966
2024	2,029	1,392	843	4,264
2025	2,536	1,667	789	4,992
2026	—	1,996	744	2,740
2027	—	2,271	736	3,007
After 2027	—	19,562	8,772	28,334
Total	**$6,087**	**28,439**	**12,777**	**47,303**

For tax matters, see Note 8 to the Consolidated Financial Statements.

Financing and Market Risk

The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of certain foreign currency assets and liabilities and to hedge future foreign currency transactions primarily related to product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the January 1, 2023 market rates would increase the unrealized value of the Company's forward contracts by $0.1 billion. Conversely, a 10% depreciation of the U.S. Dollar from the January 1, 2023 market rates would decrease the unrealized value of the Company's forward contracts by $0.1 billion. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated earnings and cash flows.

The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company's interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company's swap contracts by approximately $1.7 billion. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated cash flows.

The Company does not enter into financial instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with parties that have at least an investment grade credit rating. The counterparties to these contracts are major financial institutions and there is no significant concentration of exposure with any one counterparty. Management believes the risk of loss is remote. The Company entered into credit support agreements (CSA) with certain derivative counterparties establishing collateral thresholds based on respective credit ratings and netting agreements. See Note 6 to the Consolidated Financial Statements for additional details on credit support agreements.

The Company invests in both fixed rate and floating rate interest earning securities which carry a degree of interest rate risk. The fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. A 1% (100 basis points) change in spread on the Company's interest rate sensitive investments would either increase or decrease the unrealized value of cash equivalents and current marketable securities by less than $0.1 billion.

The Company has access to substantial sources of funds at numerous banks worldwide. In September 2022, the Company secured a new 364-day Credit Facility of $10 billion, which expires on September 7, 2023. In November 2022, the Company secured an additional 364-day revolving Credit Facility of $10 billion, which has an expiration of November 21, 2023. Interest charged on borrowings under the credit line agreement is based on either Secured Overnight Financing Rate (SOFR) Reference Rate or other applicable market rate as allowed plus applicable margins. Commitment fees under the agreement are not material.

Total borrowings at the end of 2022 and 2021 were $39.7 billion and $33.8 billion, respectively. The increase in borrowings was due to the acquisition of Abiomed, Inc. In 2022, net debt (cash and current marketable securities, net of debt) was $16.1 billion compared to net debt of $2.1 billion in 2021. Total debt represented 34.1% of total capital (shareholders' equity and total debt) in 2022 and 31.3% of total capital in 2021. Shareholders' equity per share at the end of 2022 was $29.39 compared to $28.16 at year-end 2021.

A summary of borrowings can be found in Note 7 to the Consolidated Financial Statements.

Dividends

The Company increased its dividend in 2022 for the 60th consecutive year. Cash dividends paid were $4.45 per share in 2022 and $4.19 per share in 2021.

On January 3, 2023, the Board of Directors declared a regular cash dividend of $1.13 per share, payable on March 7, 2023 to shareholders of record as of February 21, 2023.

Other Information

Critical Accounting Policies and Estimates

Management's discussion and analysis of results of operations and financial condition are based on the Company's consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP). The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. The Company believes that the understanding of certain key accounting policies and estimates are essential in achieving more insight into the Company's operating results and financial condition. These key accounting policies include revenue recognition, income taxes, legal and self-insurance contingencies, valuation of long-lived assets, assumptions used to determine the amounts recorded for pensions and other employee benefit plans and accounting for stock based awards.

Revenue Recognition: The Company recognizes revenue from product sales when obligations under the terms of a contract with the customer are satisfied; generally, this occurs with the transfer of control of the goods to customers. The Company's global payment terms are typically between 30 to 90 days. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns, discounts to customers and governmental clawback provisions are accounted for as variable consideration and recorded as a reduction in sales.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including consideration of competitor pricing. Rebates are estimated based on contractual terms, historical experience, patient outcomes, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third-party sell-through and market research data, as well as internally generated information.

Sales returns are estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals.

Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The sales returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company's accounting policies, the Company generally issues credit to customers for returned goods. The Company's sales returns reserves are accounted for in accordance with the U.S. GAAP guidance for revenue recognition when right of return exists. Sales returns reserves are recorded at full sales value. Sales returns in the Consumer Health and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the MedTech segment are typically resalable but are not material. The Company infrequently exchanges products from inventory for returned products. The sales returns reserve for the total Company has been approximately 1.0% of annual net trade sales during the fiscal years 2022, 2021 and 2020.

Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the same period as related sales. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on the estimated sales volumes for the incentive period and are recorded as products are sold. These arrangements are evaluated to determine the appropriate amounts to be deferred or recorded as a reduction of revenue. The Company also earns profit-share payments through collaborative arrangements of certain products, which are included in sales to customers. Profit-share payments were less than 2.0% of the total revenues in fiscal year 2022 and less than 3.0% of the total revenues in fiscal years 2021 and 2020 and are included in sales to customers.

In addition, the Company enters into collaboration arrangements that contain multiple revenue generating activities. Amounts due from collaborative partners for these arrangements are recognized as each activity is performed or delivered, based on the relative selling price. Upfront fees received as part of these arrangements are deferred and recognized over the performance period. See Note 1 to the Consolidated Financial Statements for additional disclosures on collaborations.

Reasonably likely changes to assumptions used to calculate the accruals for rebates, returns and promotions are not anticipated to have a material effect on the financial statements. The Company currently discloses the impact of changes to assumptions in the quarterly or annual filing in which there is a material financial statement impact.

Below are tables that show the progression of accrued rebates, returns, promotions, reserve for doubtful accounts and reserve for cash discounts by segment of business for the fiscal years ended January 1, 2023 and January 2, 2022.

Consumer Health Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/ Credits	Balance at End of Period
2022				
Accrued rebates[1]	$287	1,052	(948)	391
Accrued returns	76	83	(88)	71
Accrued promotions	387	2,077	(2,008)	456
Subtotal	$750	3,212	(3,044)	918
Reserve for doubtful accounts	32	5	(3)	34
Reserve for cash discounts	15	210	(208)	17
Total	$797	3,427	(3,255)	969
2021				
Accrued rebates[1]	$289	893	(895)	287
Accrued returns	76	136	(136)	76
Accrued promotions	428	1,958	(1,999)	387
Subtotal	$793	2,987	(3,030)	750
Reserve for doubtful accounts	39	0	(7)	32
Reserve for cash discounts	12	213	(210)	15
Total	$844	3,200	(3,247)	797

[1]   Includes reserve for customer rebates of $82 million at January 1, 2023 and $80 million at January 2, 2022, recorded as a contra asset.

Pharmaceutical Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/ Credits[2]	Balance at End of Period
2022				
Accrued rebates[1]	$10,331	43,026	(41,068)	12,289
Accrued returns	520	444	(315)	649
Accrued promotions	3	5	(7)	1
Subtotal	$10,854	43,475	(41,390)	12,939
Reserve for doubtful accounts	50	0	(6)	44
Reserve for cash discounts	94	1,281	(1,265)	110
Total	$10,998	44,756	(42,661)	13,093
2021				
Accrued rebates[1]	$9,837	37,922	(37,428)	10,331
Accrued returns	460	345	(285)	520
Accrued promotions	6	13	(16)	3
Subtotal	$10,303	38,280	(37,729)	10,854
Reserve for doubtful accounts	52	18	(20)	50
Reserve for cash discounts	70	1,163	(1,139)	94
Total	$10,425	39,461	(38,888)	10,998

[1]   Includes reserve for customer rebates of $203 million at January 1, 2023 and $218 million at January 2, 2022, recorded as a contra asset.

[2]   Includes prior period adjustments

MedTech Segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/ Credits	Balance at End of Period
2022				
Accrued rebates[1]	$1,446	6,131	(6,107)	1,470
Accrued returns	134	531	(531)	134
Accrued promotions	54	102	(113)	43
Subtotal	$1,634	6,764	(6,751)	1,647
Reserve for doubtful accounts	148	6	(29)	125
Reserve for cash discounts	10	99	(100)	9
Total	**$1,792**	**6,869**	**(6,880)**	**1,781**
2021				
Accrued rebates[1]	$1,174	5,942	(5,670)	1,446
Accrued returns	138	559	(563)	134
Accrued promotions	52	140	(138)	54
Subtotal	$1,364	6,641	(6,371)	1,634
Reserve for doubtful accounts	202	12	(66)	148
Reserve for cash discounts	9	96	(95)	10
Total	**$1,575**	**6,749**	**(6,532)**	**1,792**

[1] Includes reserve for customer rebates of $802 million at January 1, 2023 and $845 million at January 2, 2022, recorded as a contra asset.

Income Taxes: Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any difference between U.S. GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on enacted tax regulations and rates. Future changes in tax laws and rates may affect recorded deferred tax assets and liabilities.

The Company has unrecognized tax benefits for uncertain tax positions. The Company follows U.S. GAAP, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Management believes that changes in these estimates would not have a material effect on the Company's results of operations, cash flows or financial position.

The Company has recorded deferred tax liabilities on all undistributed earnings prior to December 31, 2017 from its international subsidiaries. The Company has not provided deferred taxes on the undistributed earnings subsequent to January 1, 2018 from certain international subsidiaries where the earnings are considered to be indefinitely reinvested. The Company intends to continue to reinvest these earnings in those international operations. If the Company decides at a later date to repatriate these earnings to the U.S., the Company would be required to provide for the net tax effects on these amounts. The Company estimates that the tax effect of this repatriation would be approximately $0.5 billion under currently enacted tax laws and regulations and at current currency exchange rates. This amount does not include the possible benefit of U.S. foreign tax credits, which may substantially offset this cost.

See Note 1 and Note 8 to the Consolidated Financial Statements for further information regarding income taxes.

Legal and Self Insurance Contingencies: The Company records accruals for various contingencies, including legal proceedings and product liability claims as these arise in the normal course of business. The accruals are based on management's judgment as to the probability of losses and, where applicable, actuarially determined estimates. The Company has self insurance through a wholly-owned captive insurance company. In addition to accruals in the self insurance program, claims that exceed the insurance coverage are accrued when losses are probable and amounts can be reasonably estimated.

The Company follows the provisions of U.S. GAAP when recording litigation related contingencies. A liability is recorded when a loss is probable and can be reasonably estimated.

See Notes 1 and 19 to the Consolidated Financial Statements for further information regarding product liability and legal proceedings.

Long-Lived and Intangible Assets: The Company assesses changes, both qualitatively and quantitatively, in economic conditions and makes assumptions regarding estimated future cash flows in evaluating the value of the Company's property, plant and equipment, goodwill and intangible assets. As these assumptions and estimates may change over time, it may or may not be necessary for the Company to record impairment charges.

Employee Benefit Plans: The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. These plans are based on assumptions for the discount rate, expected return on plan assets, mortality rates, expected salary increases, healthcare cost trend rates and attrition rates. See Note 10 to the Consolidated Financial Statements for further details on these rates.

Stock Based Compensation: The Company recognizes compensation expense associated with the issuance of equity instruments to employees for their services. Based on the type of equity instrument, the fair value is estimated on the date of grant using either the Black-Scholes option valuation model or a combination of both the Black-Scholes option valuation model and Monte Carlo valuation model, and is expensed in the financial statements over the service period. The input assumptions used in determining fair value are the expected life, expected volatility, risk-free rate and expected dividend yield. For performance share units, the fair market value is calculated for the two component goals at the date of grant: adjusted operational earnings per share and relative total shareholder return. The fair values for the earnings per share goal of each performance share unit was estimated on the date of grant using the fair market value of the shares at the time of the award, discounted for dividends, which are not paid on the performance share units during the vesting period. The fair value for the relative total shareholder return goal of each performance share unit was estimated on the date of grant using the Monte Carlo valuation model. See Note 16 to the Consolidated Financial Statements for additional information.

New Accounting Pronouncements

Refer to Note 1 to the Consolidated Financial Statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of January 1, 2023.

Economic and Market Factors

The Company is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of healthcare. In response to these concerns, the Company has a long-standing policy of pricing products responsibly. For the period 2012 - 2022, in the U.S., the weighted average compound annual growth rate of the Company's net price increases for healthcare products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).

The Company operates in certain countries where the economic conditions continue to present significant challenges. The Company continues to monitor these situations and take appropriate actions. Inflation rates continue to have an effect on worldwide economies and, consequently, on the way companies operate. The Company has accounted for operations in Argentina and Venezuela as highly inflationary, as the prior three-year cumulative inflation rate surpassed 100%. Beginning in the fiscal second quarter of 2022, the Company accounted for operations in Turkey as highly inflationary, as the prior three-year cumulative inflation rate surpassed 100%. This did not have a material impact to the Company's results in the period. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.

Russia-Ukraine War

Although the long-term implications of Russia's invasion of Ukraine are difficult to predict at this time, the financial impact of the conflict in the fiscal 2022, including accounts receivable or inventory reserves, was not material. As of both the fiscal years ending January 1, 2023 and January 2, 2022, the business of the Company's Ukraine subsidiaries represented less than 1% of the Company's consolidated assets and revenues. As of both the fiscal years ending January 1, 2023 and January 2, 2022, the business of the Company's Russian subsidiaries represented less than 1% of the Company's consolidated assets and represented 1% of revenues.

In early March, the Company took steps to suspend all advertising, enrollment in clinical trials, and any additional investment in Russia. Additionally, at the end of March, the Company made the decision to suspend supply of personal care products in Russia. The Company continues to supply its other products as patients rely on many of the products for healthcare purposes.

The Company is exposed to fluctuations in currency exchange rates. A 1% change in the value of the U.S. Dollar as compared to all foreign currencies in which the Company had sales, income or expense in 2022 would have increased or decreased the translation of foreign sales by approximately $0.5 billion and net income by approximately $0.1 billion.

Governments around the world consider various proposals to make changes to tax laws, which may include increasing or decreasing existing statutory tax rates. In connection with various government initiatives, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of profits earned in other countries. A change in statutory tax rate in any country would result in the revaluation of the Company's deferred tax assets and liabilities related to that particular jurisdiction in the period in which the new tax law is enacted. This change would result in an expense or benefit recorded to the Company's Consolidated Statement of Earnings. The Company closely monitors these proposals as they arise in the countries where it operates. Changes to the statutory tax rate may occur at any time, and any related expense or benefit recorded may be material to the fiscal quarter and year in which the law change is enacted.

The Company faces various worldwide healthcare changes that may continue to result in pricing pressures that include healthcare cost containment and government legislation relating to sales, promotions, pricing and reimbursement of healthcare products.

Changes in the behavior and spending patterns of purchasers of healthcare products and services, including delaying medical procedures, rationing prescription medications, reducing the frequency of physician visits and foregoing healthcare insurance coverage, as a result of the current global economic downturn, may continue to impact the Company's businesses.

The Company also operates in an environment increasingly hostile to intellectual property rights. Firms have filed Abbreviated New Drug Applications or Biosimilar Biological Product Applications with the U.S. FDA or otherwise challenged the coverage and/or validity of the Company's patents, seeking to market generic or biosimilar forms of many of the Company's key pharmaceutical products prior to expiration of the applicable patents covering those products. In the event the Company is not successful in defending the patent claims challenged in the resulting lawsuits, generic or biosimilar versions of the products at issue will be introduced to the market, resulting in the potential for substantial market share and revenue losses for those products, and which may result in a non-cash impairment charge in any associated intangible asset. There is also a risk that one or more competitors could launch a generic or biosimilar version of the product at issue following regulatory approval even though one or more valid patents are in place.

Legal Proceedings

Johnson & Johnson and certain of its subsidiaries are involved in various lawsuits and claims regarding product liability, intellectual property, commercial, employment, indemnification and other matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of business.

The Company records accruals for loss contingencies associated with these legal matters when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. As of January 1, 2023, the Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated. The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals as might be warranted based on new information and further developments in accordance with ASC 450-20-25. For these and other litigation and regulatory matters discussed below for which a loss is probable or reasonably possible, the Company is unable to estimate the possible loss or range of loss beyond the amounts accrued. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. The ability to make such estimates and judgments can be affected by various factors including, among other things, whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; procedural or jurisdictional issues; the uncertainty and unpredictability of the number of potential claims; ability to achieve comprehensive multi-party settlements; complexity of related cross-claims and counterclaims; and/or there are numerous parties involved. To the extent adverse awards, judgments or verdicts have been rendered against the Company, the Company does not record an accrual until a loss is determined to be probable and can be reasonably estimated.

In the Company's opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company's balance sheet, is not expected to have a material adverse effect on the Company's financial position. However, the resolution of, or increase in accruals for, one or more of these matters in any reporting period may have a material adverse effect on the Company's results of operations and cash flows for that period.

See Note 19 to the Consolidated Financial Statements included in Item 8 of this report for further information regarding legal proceedings.

Common Stock

The Company's Common Stock is listed on the New York Stock Exchange under the symbol JNJ. As of February 10, 2023, there were 124,211 record holders of Common Stock of the Company.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by this item is incorporated herein by reference to "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition — Liquidity and Capital Resources — Financing and Market Risk" of this Report; and Note 1 "Summary of Significant Accounting Policies — Financial Instruments" of the Notes to Consolidated Financial Statements included in Item 8 of this Report.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Audited Consolidated Financial Statements

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

At January 1, 2023 and January 2, 2022
(Dollars in Millions Except Share and Per Share Amounts) (Note 1)

	2022	2021
Assets		
Current assets		
Cash and cash equivalents (Notes 1 and 2)	$14,127	14,487
Marketable securities (Notes 1 and 2)	9,392	17,121
Accounts receivable trade, less allowances for doubtful accounts $203 (2021, $230)	16,160	15,283
Inventories (Notes 1 and 3)	12,483	10,387
Prepaid expenses and other receivables	3,132	3,701
Total current assets	**55,294**	**60,979**
Property, plant and equipment, net (Notes 1 and 4)	19,803	18,962
Intangible assets, net (Notes 1 and 5)	48,325	46,392
Goodwill (Notes 1 and 5)	45,231	35,246
Deferred taxes on income (Note 8)	9,123	10,223
Other assets	9,602	10,216
Total assets	**$187,378**	**182,018**
Liabilities and Shareholders' Equity		
Current liabilities		
Loans and notes payable (Note 7)	$12,771	3,766
Accounts payable	11,703	11,055
Accrued liabilities	11,456	13,612
Accrued rebates, returns and promotions	14,417	12,095
Accrued compensation and employee related obligations	3,328	3,586
Accrued taxes on income (Note 8)	2,127	1,112
Total current liabilities	**55,802**	**45,226**
Long-term debt (Note 7)	26,888	29,985
Deferred taxes on income (Note 8)	6,374	7,487
Employee related obligations (Notes 9 and 10)	6,767	8,898
Long-term taxes payable (Note 1)	4,306	5,713
Other liabilities	10,437	10,686
Total liabilities	**110,574**	**107,995**
Commitments and Contingencies (Note 19)		
Shareholders' equity		
Preferred stock — without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock — par value $1.00 per share (Note 12) (authorized 4,320,000,000 shares; issued 3,119,843,000 shares)	3,120	3,120
Accumulated other comprehensive income (loss) (Note 13)	(12,967)	(13,058)
Retained earnings	128,345	123,060
	118,498	113,122
Less: common stock held in treasury, at cost (Note 12) (506,246,000 shares and 490,878,000 shares)	41,694	39,099
Total shareholders' equity	**76,804**	**74,023**
Total liabilities and shareholders' equity	**$187,378**	**182,018**

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(Dollars and Shares in Millions Except Per Share Amounts) (Note 1)

	2022	2021	2020
Sales to customers	$94,943	93,775	82,584
Cost of products sold	31,089	29,855	28,427
Gross profit	63,854	63,920	54,157
Selling, marketing and administrative expenses	24,765	24,659	22,084
Research and development expense	14,603	14,714	12,159
In-process research and development (Note 5)	783	900	181
Interest income	(490)	(53)	(111)
Interest expense, net of portion capitalized (Note 4)	276	183	201
Other (income) expense, net	1,871	489	2,899
Restructuring (Note 20)	321	252	247
Earnings before provision for taxes on income	21,725	22,776	16,497
Provision for taxes on income (Note 8)	3,784	1,898	1,783
Net earnings	**$17,941**	**20,878**	**14,714**
Net earnings per share (Notes 1 and 15)			
Basic	**$6.83**	**7.93**	**5.59**
Diluted	**$6.73**	**7.81**	**5.51**
Average shares outstanding (Notes 1 and 15)			
Basic	**2,625.2**	**2,632.1**	**2,632.8**
Diluted	**2,663.9**	**2,674.0**	**2,670.7**

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in Millions) (Note 1)

	2022	2021	2020
Net earnings	$17,941	20,878	14,714
Other comprehensive income (loss), net of tax			
Foreign currency translation	(1,796)	(1,079)	(233)
Securities:			
Unrealized holding gain (loss) arising during period	(24)	(4)	1
Reclassifications to earnings	—	—	—
Net change	(24)	(4)	1
Employee benefit plans:			
Prior service credit (cost), net of amortization	(160)	(169)	1,298
Gain (loss), net of amortization	1,854	4,318	(1,135)
Effect of exchange rates	111	106	(229)
Net change	1,805	4,255	(66)
Derivatives & hedges:			
Unrealized gain (loss) arising during period	454	(199)	1,000
Reclassifications to earnings	(348)	(789)	(53)
Net change	106	(988)	947
Other comprehensive income (loss)	91	2,184	649
Comprehensive income	**$18,032**	**23,062**	**15,363**

The tax effects in other comprehensive income for the fiscal years 2022, 2021 and 2020 respectively: Foreign Currency Translation; $460 million, $346 million and $536 million; Securities: $6 million and $1 million in 2022 and 2021, Employee Benefit Plans: $461 million, $1,198 million and $21 million, Derivatives & Hedges: $30 million, $263 million and $252 million.

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(Dollars in Millions) (Note 1)

	Total	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock Issued Amount	Treasury Stock Amount
Balance, December 29, 2019	**$59,471**	**110,659**	**(15,891)**	**3,120**	**(38,417)**
Net earnings	14,714	14,714			
Cash dividends paid ($3.98 per share)	(10,481)	(10,481)			
Employee compensation and stock option plans	2,217	(931)			3,148
Repurchase of common stock	(3,221)				(3,221)
Other	(71)	(71)			
Other comprehensive income (loss), net of tax	649		649		
Balance, January 3, 2021	**63,278**	**113,890**	**(15,242)**	**3,120**	**(38,490)**
Net earnings	20,878	20,878			
Cash dividends paid ($4.19 per share)	(11,032)	(11,032)			
Employee compensation and stock option plans	2,171	(676)			2,847
Repurchase of common stock	(3,456)				(3,456)
Other comprehensive income (loss), net of tax	2,184		2,184		
Balance, January 2, 2022	**74,023**	**123,060**	**(13,058)**	**3,120**	**(39,099)**
Net earnings	17,941	17,941			
Cash dividends paid ($4.45 per share)	(11,682)	(11,682)			
Employee compensation and stock option plans	2,466	(974)			3,440
Repurchase of common stock	(6,035)				(6,035)
Other comprehensive income (loss), net of tax	91		91		
Balance, January 1, 2023	**$76,804**	**128,345**	**(12,967)**	**3,120**	**(41,694)**

See Notes to Consolidated Financial Statements

JOHNSON & JOHNSON AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Millions) (Note 1)

	2022	2021	2020
Cash flows from operating activities			
Net earnings	$17,941	20,878	14,714
Adjustments to reconcile net earnings to cash flows from operating activities:			
Depreciation and amortization of property and intangibles	6,970	7,390	7,231
Stock based compensation	1,138	1,135	1,005
Asset write-downs	1,216	989	233
Contingent consideration reversal	—	—	(1,148)
Net gain on sale of assets/businesses	(380)	(617)	(111)
Deferred tax provision	(1,663)	(2,079)	(1,141)
Credit losses and accounts receivable allowances	(17)	(48)	63
Changes in assets and liabilities, net of effects from acquisitions and divestitures:			
(Increase)/Decrease in accounts receivable	(1,290)	(2,402)	774
Increase in inventories	(2,527)	(1,248)	(265)
Increase in accounts payable and accrued liabilities	1,098	2,437	5,141
Decrease/(Increase) in other current and non-current assets	687	(1,964)	(3,704)
(Decrease)/Increase in other current and non-current liabilities	(1,979)	(1,061)	744
Net cash flows from operating activities	**21,194**	**23,410**	**23,536**
Cash flows from investing activities			
Additions to property, plant and equipment	(4,009)	(3,652)	(3,347)
Proceeds from the disposal of assets/businesses, net	543	711	305
Acquisitions, net of cash acquired (Note 18)	(17,652)	(60)	(7,323)
Purchases of investments	(32,384)	(30,394)	(21,089)
Sales of investments	41,609	25,006	12,137
Credit support agreements activity, net	(249)	214	(987)
Other (primarily licenses and milestones)	(229)	(508)	(521)
Net cash used by investing activities	**(12,371)**	**(8,683)**	**(20,825)**
Cash flows from financing activities			
Dividends to shareholders	(11,682)	(11,032)	(10,481)
Repurchase of common stock	(6,035)	(3,456)	(3,221)
Proceeds from short-term debt	16,134	1,997	3,391
Repayment of short-term debt	(6,550)	(1,190)	(2,663)
Proceeds from long-term debt, net of issuance costs	2	5	7,431
Repayment of long-term debt	(2,134)	(1,802)	(1,064)
Proceeds from the exercise of stock options/employee withholding tax on stock awards, net	1,329	1,036	1,114
Credit support agreements activity, net	(28)	281	(333)
Other	93	114	(294)
Net cash used by financing activities	**(8,871)**	**(14,047)**	**(6,120)**
Effect of exchange rate changes on cash and cash equivalents	**(312)**	**(178)**	**89**
(Decrease)/Increase in cash and cash equivalents	(360)	502	(3,320)
Cash and cash equivalents, beginning of year (Note 1)	14,487	13,985	17,305
Cash and cash equivalents, end of year (Note 1)	**$14,127**	**14,487**	**13,985**
Supplemental cash flow data			
Cash paid during the year for:			
Interest	$982	990	904
Interest, net of amount capitalized	933	941	841
Income taxes	5,223	4,768	4,619
Supplemental schedule of non-cash investing and financing activities			
Treasury stock issued for employee compensation and stock option plans, net of cash proceeds/ employee withholding tax on stock awards	$2,114	1,811	1,937
Conversion of debt	—	—	27
Acquisitions			
Fair value of assets acquired	$18,710	61	7,755
Fair value of liabilities assumed	(1,058)	(1)	(432)
Net cash paid for acquisitions (Note 18)	$17,652	60	7,323

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Johnson & Johnson and its subsidiaries (the Company). Intercompany accounts and transactions are eliminated. Columns and rows within tables may not add due to rounding. Percentages have been calculated using actual, non-rounded figures.

Description of the Company and Business Segments

The Company has approximately 152,700 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the healthcare field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.

The Company is organized into three business segments: Consumer Health, Pharmaceutical and MedTech. The Consumer Health segment includes a broad range of products used in the Baby Care, Oral Care, Skin Health/Beauty, Over-the-Counter pharmaceutical, Women's Health and Wound Care markets. These products are marketed to the general public and sold online (eCommerce) and to retail outlets and distributors throughout the world. The Pharmaceutical segment is focused on the following therapeutic areas, including Immunology, Infectious diseases, Neuroscience, Oncology, Pulmonary Hypertension, and Cardiovascular and Metabolic diseases. Products in this segment are distributed directly to retailers, wholesalers, distributors, hospitals and healthcare professionals for prescription use. The MedTech segment includes a broad portfolio of products used in the Orthopaedic, Surgery, Interventional Solutions (cardiovascular and neurovascular) and Vision fields. These products are distributed to wholesalers, hospitals and retailers, and used principally in the professional fields by physicians, nurses, hospitals, eye care professionals and clinics.

In November 2021, the Company announced its intention to separate the Company's Consumer Health business (Kenvue as the name for the planned New Consumer Health Company), with the intention to create a new, publicly traded company by the end of the fiscal year 2023.

New Accounting Standards
Recently Adopted Accounting Standards

There were no new material accounting standards adopted in fiscal 2022.

Recently Issued Accounting Standards
Not Adopted as of January 1, 2023

ASU 2022-04: Liabilities-Supplier Finance Programs (Topic 405-50) – Disclosure of Supplier Finance Program Obligations
This update requires that a buyer in a supplier finance program disclose additional information about the program to allow financial statement users to better understand the effect of the programs on an entity's working capital, liquidity, and cash flows. This update will be effective for the Company for fiscal years beginning after December 15, 2022, except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company is currently assessing the impact of this update on its disclosures and will adopt this standard in the fiscal first quarter of 2023.

Cash Equivalents

The Company classifies all highly liquid investments with stated maturities of three months or less from date of purchase as cash equivalents and all highly liquid investments with stated maturities of greater than three months from the date of purchase as current marketable securities. The Company has a policy of making investments only with commercial institutions that have at least an investment grade credit rating. The Company invests its cash primarily in government securities and obligations, corporate debt securities, money market funds and reverse repurchase agreements (RRAs).

RRAs are collateralized by deposits in the form of Government Securities and Obligations for an amount not less than 102% of their value. The Company does not record an asset or liability as the Company is not permitted to sell or repledge the associated collateral. The Company has a policy that the collateral has at least an A (or equivalent) credit rating. The Company utilizes a third party custodian to manage the exchange of funds and ensure that collateral received is maintained at 102% of the value of the RRAs on a daily basis. RRAs with stated maturities of greater than three months from the date of purchase are classified as marketable securities.

Investments

Investments classified as held to maturity investments are reported at amortized cost and realized gains or losses are reported in earnings. Investments classified as available-for-sale debt securities are carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Available-for-sale securities available for current operations are classified as current assets otherwise, they are classified as long term. Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and re-evaluates such determination at each balance sheet date. The Company reviews its investments for impairment and adjusts these investments to fair value through earnings, as required.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets:

Building and building equipment	30 years
Land and leasehold improvements	10 - 20 years
Machinery and equipment	2 - 13 years

The Company capitalizes certain computer software and development costs, included in machinery and equipment, when incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are amortized over the estimated useful lives of the software, which generally range from 3 to 8 years.

The Company reviews long-lived assets to assess recoverability using undiscounted cash flows. When certain events or changes in operating or economic conditions occur, an impairment assessment may be performed on the recoverability of the carrying value of these assets. If the asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. If quoted market prices are not available, the Company will estimate fair value using a discounted value of estimated future cash flows.

Revenue Recognition

The Company recognizes revenue from product sales when obligations under the terms of a contract with the customer are satisfied; generally, this occurs with the transfer of control of the goods to customers. The Company's global payment terms are typically between 30 to 90 days. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns, discounts to customers and governmental clawback provisions are accounted for as variable consideration and recorded as a reduction in sales. The liability is recognized within Accrued Rebates, Returns, and Promotions on the consolidated balance sheet.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including consideration of competitor pricing. Rebates are estimated based on contractual terms, historical experience, patient outcomes, trend analysis and projected market conditions in the various markets served. A significant portion of the liability related to rebates is from the sale of the Company's pharmaceutical products within the U.S., primarily the Managed Care, Medicare and Medicaid programs, which amounted to $9.6 billion and $7.7 billion as of January 1, 2023 and January 2, 2022, respectively. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third-party sell-through and market research data, as well as internally generated information.

Sales returns are estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals.

Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The sales returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company's accounting policies, the Company generally issues credit to customers for returned goods. The Company's sales returns reserves are accounted for in accordance with the U.S. GAAP guidance for revenue recognition when right of return exists. Sales returns reserves are recorded at full sales value. Sales returns in the Consumer Health and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the MedTech segment are typically resalable but are not material. The Company infrequently exchanges products from inventory for returned products. The sales returns reserve for the total Company has been approximately 1.0% of annual net trade sales during each of the fiscal years 2022, 2021 and 2020.

Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the same period as related sales. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on the estimated sales volumes for the incentive period and are recorded as products are sold. These arrangements are evaluated to determine the appropriate amounts to be deferred or recorded as a reduction of revenue. The Company also earns profit-share payments through collaborative arrangements for certain products, which are included in sales to customers. Profit-share payments were less than 2.0% of the total revenues in fiscal year 2022 and less than 3.0% of the total revenues in fiscal years 2021 and 2020 and are included in sales to customers.

See Note 17 to the Consolidated Financial Statements for further disaggregation of revenue.

Shipping and Handling

Shipping and handling costs incurred were $1.1 billion, $1.1 billion and $1.0 billion in fiscal years 2022, 2021 and 2020, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 1.0% of sales to customers for all periods presented.

Inventories

Inventories are stated at the lower of cost or net realizable value determined by the first-in, first-out method.

Intangible Assets and Goodwill

The authoritative literature on U.S. GAAP requires that goodwill and intangible assets with indefinite lives be assessed annually for impairment. The Company completed its annual impairment test for 2022 in the fiscal fourth quarter. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if warranted. Purchased in-process research and development is accounted for as an indefinite lived intangible asset until the underlying project is completed, at which point the intangible asset will be accounted for as a definite lived intangible asset. If warranted the purchased in-process research and development could be written off or partially impaired depending on the underlying program.

Intangible assets that have finite useful lives continue to be amortized over their useful lives, and are reviewed for impairment when warranted by economic conditions. See Note 5 for further details on Intangible Assets and Goodwill.

Financial Instruments

As required by U.S. GAAP, all derivative instruments are recorded on the balance sheet at fair value. Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement determined using assumptions that market participants would use in pricing an asset or liability. The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value, with Level 1 having the highest priority and Level 3 having the lowest. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.

The Company documents all relationships between hedged items and derivatives. The overall risk management strategy includes reasons for undertaking hedge transactions and entering into derivatives. The objectives of this strategy are: (1) minimize foreign currency exposure's impact on the Company's financial performance; (2) protect the Company's cash flow from adverse movements in foreign exchange rates; (3) ensure the appropriateness of financial instruments; and (4) manage the enterprise risk associated with financial institutions. See Note 6 for additional information on Financial Instruments.

Leases

The Company determines whether an arrangement is a lease at contract inception by establishing if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. Right of Use (ROU) Assets and Lease Liabilities for operating leases are included in Other assets, Accrued liabilities, and Other liabilities on the consolidated balance sheet. The ROU Assets represent the right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. Commitments under finance leases are not significant, and are included in Property, plant and equipment, Loans and notes payable, and Long-term debt on the consolidated balance sheet.

ROU Assets and Lease Liabilities are recognized at the lease commencement date based on the present value of all minimum lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments, when the implicit rate is not readily determinable. Lease terms may include options to extend or terminate the lease. These options are included in the lease term when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term. The Company has elected the following policy elections on adoption: use of portfolio approach on leases of assets under master service agreements, exclusion of short term leases on the balance sheet, and not separating lease and non-lease components.

The Company primarily has operating lease for space, vehicles, manufacturing equipment and data processing equipment. The ROU asset pertaining to operating leases was $1.1 billion and $0.9 billion in fiscal years 2022 and 2021, respectively. The lease liability was $1.3 billion and $1.0 billion in fiscal years 2022 and 2021, respectively. The operating lease costs were $0.3 billion in fiscal years 2022, 2021 and 2020, respectively. Cash paid for amounts included in the measurement of lease liabilities were $0.3 billion in fiscal years 2022, 2021 and 2020, respectively.

Product Liability

Accruals for product liability claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information and actuarially determined estimates where applicable. The accruals are adjusted periodically as additional information becomes available. The Company accrues an estimate of the legal defense costs needed to defend each matter when those costs are probable and can be reasonably estimated. To the extent adverse verdicts have been rendered against the Company, the Company does not record an accrual until a loss is determined to be probable and can be reasonably estimated.

The Company has self insurance through a wholly-owned captive insurance company. In addition to accruals in the self insurance program, claims that exceed the insurance coverage are accrued when losses are probable and amounts can be reasonably estimated.

Research and Development

Research and development expenses are expensed as incurred in accordance with ASC 730, Research and Development. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangibles, net of accumulated amortization.

The Company enters into collaborative arrangements, typically with other pharmaceutical or biotechnology companies, to develop and commercialize drug candidates or intellectual property. These arrangements typically involve two (or more) parties who are active participants in the collaboration and are exposed to significant risks and rewards dependent on the commercial success of the activities. These collaborations usually involve various activities by one or more parties, including research and development, marketing and selling and distribution. Often, these collaborations require upfront, milestone and royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development. Amounts due from collaborative partners related to development activities are generally reflected as a reduction of research and development expense because the performance of contract development services is not central to the Company's operations. In general, the income statement presentation for these collaborations is as follows:

Nature/Type of Collaboration	Statement of Earnings Presentation
Third-party sale of product & profit share payments received	Sales to customers
Royalties/milestones paid to collaborative partner (post-regulatory approval)*	Cost of products sold
Royalties received from collaborative partner	Other income (expense), net
Upfront payments & milestones paid to collaborative partner (pre-regulatory approval)	Research and development expense
Research and development payments to collaborative partner	Research and development expense
Research and development payments received from collaborative partner or government entity	Reduction of Research and development expense

* Milestones are capitalized as intangible assets and amortized to cost of products sold over the useful life.

For all years presented, there was no individual project that represented greater than 5% of the total annual consolidated research and development expense.

The Company has a number of products and compounds developed in collaboration with strategic partners including XARELTO, co-developed with Bayer HealthCare AG and IMBRUVICA, developed in collaboration and co-marketed with Pharmacyclics LLC, an AbbVie company.

Separately, the Company has a number of licensing arrangements for products and compounds including DARZALEX, licensed from Genmab A/S.

Advertising

Costs associated with advertising are expensed in the year incurred and are included in selling, marketing and administrative expenses. Advertising expenses worldwide, which comprised television, radio, print media and Internet advertising, were $2.1 billion, $2.7 billion and $2.1 billion in fiscal years 2022, 2021 and 2020, respectively.

Income Taxes

Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any difference between U.S. GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on enacted tax regulations and rates. Future changes in tax laws and rates may affect recorded deferred tax assets and liabilities in the future.

The Company has unrecognized tax benefits for uncertain tax positions. The Company follows U.S. GAAP which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Management believes that changes in these estimates would not have a material effect on the Company's results of operations, cash flows or financial position.

In 2017, the United States enacted into law new U.S. tax legislation, the U.S. Tax Cuts and Jobs Act (TCJA). This law included provisions for a comprehensive overhaul of the corporate income tax code, including a reduction of the statutory corporate tax rate from 35% to 21%, effective on January 1, 2018. The TCJA included a provision for a tax on all previously undistributed earnings of U.S. companies located in foreign jurisdictions. Undistributed earnings in the form of cash and cash equivalents were taxed at a rate of 15.5% and all other earnings were taxed at a rate of 8.0%. This tax is payable over 8 years and will not accrue interest. These payments began in 2018 and will continue through 2025. The remaining balance at the end of the 2022 was approximately $6.1 billion, of which $4.6 billion is classified as noncurrent and reflected as "Long-term taxes payable" on the Company's balance sheet. The balance of this account is related to receivables from tax authorities not expected to be received in the next 12 months.

The TCJA also includes provisions for a tax on global intangible low-taxed income (GILTI). GILTI is described as the excess of a U.S. shareholder's total net foreign income over a deemed return on tangible assets, as provided by the TCJA.

In January 2018, the FASB issued guidance that allows companies to elect as an accounting policy whether to record the tax effects of GILTI in the period the tax liability is generated (i.e., "period cost") or provide for deferred tax assets and liabilities related to basis differences that exist and are expected to effect the amount of GILTI inclusion in future years upon reversal (i.e., "deferred method"). The Company has elected to account for GILTI under the deferred method. The deferred tax amounts recorded are based on the evaluation of temporary differences that are expected to reverse as GILTI is incurred in future periods.

The Company has recorded deferred tax liabilities on all undistributed earnings prior to December 31, 2017 from its international subsidiaries. The Company has not provided deferred taxes on the undistributed earnings subsequent to January 1, 2018 from certain international subsidiaries where the earnings are considered to be indefinitely reinvested. The Company intends to continue to reinvest these earnings in those international operations. If the Company decides at a later date to repatriate these earnings to the U.S., the Company would be required to provide for the net tax effects on these amounts. The Company estimates that the tax effect of this repatriation would be approximately $0.5 billion under currently enacted tax laws and regulations and at current currency exchange rates. This amount does not include the possible benefit of U.S. foreign tax credits, which may substantially offset this cost.

See Note 8 to the Consolidated Financial Statements for further information regarding income taxes.

Net Earnings Per Share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities were exercised or converted into common stock using the treasury stock method.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, rebates, allowances and incentives, product liabilities, income taxes, withholding taxes, depreciation, amortization, employee benefits, contingencies and intangible asset and liability valuations. Actual results may or may not differ from those estimates.

The Company follows the provisions of U.S. GAAP when recording litigation related contingencies. A liability is recorded when a loss is probable and can be reasonably estimated. The best estimate of a loss within a range is accrued; however, if no estimate in the range is better than any other, the minimum amount is accrued.

Annual Closing Date

The Company follows the concept of a fiscal year, which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks, and therefore includes additional shipping days, as was the case in fiscal year 2020, and will be the case again in fiscal year 2026.

Reclassification

Certain prior period amounts have been reclassified to conform to current year presentation.

2. Cash, Cash Equivalents and Current Marketable Securities

At the end of the fiscal year 2022 and 2021, cash, cash equivalents and current marketable securities were comprised of:

(Dollars in Millions)	2022				
	Carrying Amount	Unrecognized Loss	Estimated Fair Value	Cash & Cash Equivalents	Current Marketable Securities
Cash	$4,926	—	4,926	4,926	—
U.S. Reverse repurchase agreements	1,419	—	1,419	1,419	—
Corporate debt securities[1]	873	(1)	872	—	873
Money market funds	5,368	—	5,368	5,368	—
Time deposits[1]	446	—	446	446	—
Subtotal	$13,032	(1)	13,031	12,159	873
U.S. Gov't Securities	$9,959	(28)	9,931	1,922	8,009
U.S. Gov't Agencies	210	(5)	205	—	205
Corporate and other debt securities	352	(1)	351	46	305
Subtotal available for sale[2]	$10,521	(34)	10,487	1,968	8,519
Total cash, cash equivalents and current marketable securities				**$14,127**	**9,392**

(Dollars in Millions)	2021				
	Carrying Amount	Unrecognized Loss	Estimated Fair Value	Cash & Cash Equivalents	Current Marketable Securities
Cash	$2,936	—	2,936	2,936	—
Non-U.S. Sovereign Securities[1]	1,006	—	1,006	90	916
U.S. Reverse repurchase agreements	1,659	—	1,659	1,659	—
Corporate debt securities[1]	3,479	(1)	3,478	200	3,279
Money market funds	1,901	—	1,901	1,901	—
Time deposits[1]	900	—	900	900	—
Subtotal	11,881	(1)	11,880	7,686	4,195
U.S. Gov't Securities	$19,485	(4)	19,481	6,785	12,696
Corporate and other debt securities	246	—	246	16	230
Subtotal available for sale[2]	$19,731	(4)	19,727	6,801	12,926
Total cash, cash equivalents and current marketable securities				**$14,487**	**17,121**

[1] Held to maturity investments are reported at amortized cost and realized gains or losses are reported in earnings.

[2] Available for sale debt securities are reported at fair value with unrealized gains and losses reported net of taxes in other comprehensive income.

Fair value of government securities and obligations and corporate debt securities were estimated using quoted broker prices and significant other observable inputs.

The contractual maturities of the available for sale debt securities at January 1, 2023 are as follows:

(Dollars in Millions)	Cost Basis	Fair Value
Due within one year	$10,430	10,399
Due after one year through five years	91	88
Due after five years through ten years	—	—
Total debt securities	$10,521	10,487

The Company invests its excess cash in both deposits with major banks throughout the world and other high-quality money market instruments. The Company has a policy of making investments only with commercial institutions that have at least an investment grade credit rating.

3. Inventories

At the end of fiscal years 2022 and 2021, inventories were comprised of:

(Dollars in Millions)	2022	2021
Raw materials and supplies	$2,070	1,592
Goods in process	1,700	2,287
Finished goods	8,713	6,508
Total inventories	$12,483	10,387

4. Property, Plant and Equipment

At the end of fiscal years 2022 and 2021, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2022	2021
Land and land improvements	$859	884
Buildings and building equipment	12,989	12,882
Machinery and equipment	30,431	29,774
Construction in progress	4,974	4,139
Total property, plant and equipment, gross	$49,253	47,679
Less accumulated depreciation	29,450	28,717
Total property, plant and equipment, net	$19,803	18,962

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in fiscal years 2022, 2021 and 2020 was $49 million, $49 million and $63 million, respectively.

Depreciation expense, including the amortization of capitalized interest in fiscal years 2022, 2021 and 2020 was $2.7 billion, $2.7 billion and $2.6 billion, respectively.

Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds are recorded in earnings.

5. Intangible Assets and Goodwill

At the end of fiscal years 2022 and 2021, the gross and net amounts of intangible assets were:

(Dollars in Millions)	2022	2021
Intangible assets with definite lives:		
Patents and trademarks — gross	$44,012	38,572
Less accumulated amortization	(22,266)	(20,088)
Patents and trademarks — net[1]	**$21,746**	**18,484**
Customer relationships and other intangibles — gross	$22,987	23,011
Less accumulated amortization	(12,901)	(11,925)
Customer relationships and other intangibles — net[2]	**$10,086**	**11,086**
Intangible assets with indefinite lives:		
Trademarks	$6,807	6,985
Purchased in-process research and development[3]	9,686	9,837
Total intangible assets with indefinite lives	**$16,493**	**16,822**
Total intangible assets — net	**$48,325**	**46,392**

[1] The change was primarily related to the intangible assets acquired with the acquisition of Abiomed, Inc. which was partially offset by amortization expense of previously existing intangible assets and the result of currency translation effects.

[2] The majority is comprised of customer relationships

[3] The reduction was primarily related to an intangible asset impairment charge of approximately $0.8 billion recorded in the fiscal year 2022 related to an in-process research and development asset, bermekimab (JnJ-77474462), an investigational drug for the treatment of Atopic Dermatitis (AD) and Hidradenitis Suppurativa (HS) acquired with the acquisition of XBiotech, Inc. in the fiscal year 2020. Additional information regarding efficacy of the AD and HS indications became available which led the Company to the decision to terminate the development of bermekimab for AD and HS. An additional reduction of $0.7 billion was driven by Monarch assets that reached commercialization and are now classified as having definite lives. This was partially offset by approximately $1.1 billion of IPR&D acquired with Abiomed, Inc.

Goodwill as of January 1, 2023 and January 2, 2022, as allocated by segment of business, was as follows:

(Dollars in Millions)	Consumer Health	Pharmaceutical	MedTech	Total
Goodwill at January 3, 2021	$10,336	11,009	15,048	36,393
Goodwill, related to acquisitions	—	—	—	—
Goodwill, related to divestitures	(9)	—	—	(9)
Currency translation/other	(517)	(429)	(192)	(1,138)
Goodwill at January 2, 2022	$9,810	10,580	14,856	35,246
Goodwill, related to acquisitions	—	—	11,056	11,056
Goodwill, related to divestitures	—	—	—	—
Currency translation/other	(626)	(396)	(49)	(1,071)
Goodwill at January 1, 2023	**$9,184**	**10,184**	**25,863**	**45,231**

The weighted average amortization period for patents and trademarks is 12 years. The weighted average amortization period for customer relationships and other intangible assets is 21 years. The amortization expense of amortizable assets included in Cost of products sold was $4.3 billion, $4.7 billion and $4.7 billion before tax, for the fiscal years ended January 1, 2023, January 2, 2022 and January 3, 2021, respectively. Intangible asset write-downs are included in Other (income) expense, net.

The estimated amortization expense for approved products, before tax, for the five succeeding years is approximately:

(Dollars in Millions)				
2023	2024	2025	2026	2027
$4,600	4,400	3,600	3,000	2,400

See Note 18 to the Consolidated Financial Statements for additional details related to acquisitions and divestitures.

6. Fair Value Measurements

The Company uses forward foreign exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany products and third-party purchases of materials denominated in a foreign currency. The Company uses cross currency interest rate swaps to manage currency risk primarily related to borrowings. Both types of derivatives are designated as cash flow hedges.

Additionally, the Company primarily uses interest rate swaps as an instrument to manage interest rate risk related to fixed rate borrowings. These derivatives are designated as fair value hedges. The Company uses cross currency interest rate swaps and forward foreign exchange contracts designated as net investment hedges. Additionally, the Company uses forward foreign exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward foreign exchange contracts are not designated as hedges and therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.

In the fiscal fourth quarter of 2022, the Company entered into forward starting interest rate swaps with notional amounts totaling $2.4 billion in contemplation of hedging interest rate risk associated with long-term financing for the Consumer Health segment separation. These forward starting interest rate swaps are not designated as hedges and therefore, changes in the fair values of these derivatives are recognized in earnings. At the end of the fiscal year 2022, the changes in fair value was not material and therefore not included in the table below.

The Company does not enter into derivative financial instruments for trading or speculative purposes, or that contain credit risk related contingent features. The Company maintains credit support agreements (CSA) with certain derivative counterparties establishing collateral thresholds based on respective credit ratings and netting agreements. As of January 1, 2023, the total amount of cash collateral paid by the Company under the CSA amounted to $0.8 billion net, related to net investment and cash flow hedges. On an ongoing basis, the Company monitors counter-party credit ratings. The Company considers credit non-performance risk to be low, because the Company primarily enters into agreements with commercial institutions that have at least an investment grade credit rating. Refer to the table on significant financial assets and liabilities measured at fair value contained in this footnote for receivables and payables with these commercial institutions. As of January 1, 2023, the Company had notional amounts outstanding for forward foreign exchange contracts, cross currency interest rate swaps and interest rate swaps of $43.3 billion, $36.2 billion and $12.4 billion, respectively. As of January 2, 2022, the Company had notional amounts outstanding for forward foreign exchange contracts, cross currency interest rate swaps and interest rate swaps of $45.8 billion, $37.4 billion and $10.0 billion, respectively.

All derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.

The designation as a cash flow hedge is made at the entrance date of the derivative contract. At inception, all derivatives are expected to be highly effective. Foreign exchange contracts designated as cash flow hedges are accounted for under the forward method and all gains/losses associated with these contracts will be recognized in the income statement when the hedged item impacts earnings. Changes in the fair value of these derivatives are recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction.

Gains and losses associated with interest rate swaps and changes in fair value of hedged debt attributable to changes in interest rates are recorded to interest expense in the period in which they occur. Gains and losses on net investment hedges are accounted through the currency translation account within accumulated other comprehensive income. The portion excluded from effectiveness testing is recorded through interest (income) expense using the spot method. On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued.

The Company designated its Euro denominated notes issued in May 2016 with due dates ranging from 2022 to 2035 as a net investment hedge of the Company's investments in certain of its international subsidiaries that use the Euro as their functional currency in order to reduce the volatility caused by changes in exchange rates.

As of January 1, 2023, the balance of deferred net loss on derivatives included in accumulated other comprehensive income was $230 million after-tax. For additional information, see the Consolidated Statements of Comprehensive Income and Note 13. The Company expects that substantially all of the amounts related to forward foreign exchange contracts will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months, excluding interest rate contracts and net investment hedges. The amount ultimately realized in earnings may differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative.

The following table is a summary of the activity related to derivatives and hedges for the fiscal years ended January 1, 2023 and January 2, 2022, net of tax:

	January 1, 2023					January 2, 2022				
(Dollars in Millions)	Sales	Cost of Products Sold	R&D Expense	Interest (Income) Expense	Other (Income) Expense	Sales	Cost of Products Sold	R&D Expense	Interest (Income) Expense	Other (Income) Expense
The effects of fair value, net investment and cash flow hedging:										
Gain (Loss) on fair value hedging relationship:										
Interest rate swaps contracts:										
Hedged items	$—	—	—	(1,098)	—	—	—	—	(109)	—
Derivatives designated as hedging instruments	—	—	—	1,098	—	—	—	—	109	—
Gain (Loss) on net investment hedging relationship:										
Cross currency interest rate swaps contracts:										
Amount of gain or (loss) recognized in income on derivative amount excluded from effectiveness testing	$—	—	—	140	—	—	—	—	174	—
Amount of gain or (loss) recognized in AOCI	—	—	—	140	—	—	—	—	174	—
Gain (Loss) on cash flow hedging relationship:										
Forward foreign exchange contracts:										
Amount of gain or (loss) reclassified from AOCI into income	(72)	(271)	149	—	(23)	17	119	30	—	47
Amount of gain or (loss) recognized in AOCI	5	319	61	—	(113)	(94)	(557)	123	—	146
Cross currency interest rate swaps contracts:										
Amount of gain or (loss) reclassified from AOCI into income	—	—	—	425	—	—	—	—	402	—
Amount of gain or (loss) recognized in AOCI	$—	—	—	42	—	—	—	—	9	—

As of January 1, 2023 and January 2, 2022, the following amounts were recorded on the consolidated balance sheet related to cumulative basis adjustment for fair value hedges

Line item in the Consolidated Balance Sheet in which the hedged item is included	Carrying Amount of the Hedged Liability		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Liability	
(Dollars in Millions)	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022
Long-term Debt	$8,665	$9,793	$(1,435)	$(142)

The following table is the effect of derivatives not designated as hedging instrument for the fiscal years ended January 1, 2023 and January 2, 2022:

(Dollars in Millions)	Location of Gain / (Loss) Recognized in Income on Derivative	Gain/(Loss) Recognized In Income on Derivative	
Derivatives Not Designated as Hedging Instruments		January 1, 2023	January 2, 2022
Foreign Exchange Contracts	Other (income) expense	$94	(70)

The following table is the effect of net investment hedges for the fiscal years ended January 1, 2023 and January 2, 2022:

(Dollars in Millions)	Gain/(Loss) Recognized In Accumulated OCI		Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income Into Income	Gain/(Loss) Reclassified From Accumulated OCI Into Income	
	January 1, 2023	January 2, 2022		January 1, 2023	January 2, 2022
Debt	$197	387	Interest (income) expense	—	—
Cross Currency interest rate swaps	$766	548	Interest (income) expense	—	—

The Company holds equity investments with readily determinable fair values and equity investments without readily determinable fair values. The Company measures equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

The following table is a summary of the activity related to equity investments for the fiscal years ended January 1, 2023 and January 2, 2022:

(Dollars in Millions)	January 2, 2022 Carrying Value	Changes in Fair Value Reflected in Net Income[1]	Sales/ Purchases/Other[2]	January 1, 2023 Carrying Value	Non Current Other Assets
Equity Investments with readily determinable value	$1,884	(538)	(770)	576	576
Equity Investments without readily determinable value	$500	91	107	698	698

(Dollars in Millions)	January 3, 2021 Carrying Value	Changes in Fair Value Reflected in Net Income[1]	Sales/ Purchases/Other[2]	January 2, 2022 Carrying Value	Non Current Other Assets
Equity Investments with readily determinable value	$1,481	198	205	1,884	1,884
Equity Investments without readily determinable value	$738	394	(632)	500	500

[1] Recorded in Other Income/Expense

[2] Other includes impact of currency

For the fiscal years ended January 1, 2023 and January 2, 2022 for equity investments without readily determinable market values, $51 million and $28 million, respectively, of the changes in fair value reflected in net income were the result of impairments. There were offsetting impacts of $142 million and $422 million, respectively, of changes in the fair value reflected in net income due to changes in observable prices and gains on the disposal of investments. The impact in fiscal year 2021, was driven by the gain on disposal of the Grail investment. In fiscal year 2022, the Company sold all of its equity investments in argenx SE for proceeds of $0.6 billion.

Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement determined using assumptions that market participants would use in pricing an asset or liability. In accordance with ASC 820, a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described below with Level 1 having the highest priority and Level 3 having the lowest.

The fair value of a derivative financial instrument (i.e., forward foreign exchange contracts, interest rate contracts) is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate. The Company does not believe that fair values of these derivative instruments materially differ from the amounts that could be realized upon settlement or maturity, or that the changes in fair value will have a material effect on the Company's results of operations, cash flows or financial position. The Company also holds equity investments which are classified as Level 1 and debt securities which are classified as Level 2. The Company holds acquisition related contingent liabilities based upon certain regulatory and commercial events, which are classified as Level 3, whose values are determined using discounted cash flow methodologies or similar techniques for which the determination of fair value requires significant judgment or estimations.

The following three levels of inputs are used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Significant other observable inputs.

Level 3 — Significant unobservable inputs.

The Company's significant financial assets and liabilities measured at fair value as of the fiscal year ended January 1, 2023 and January 2, 2022 were as follows:

(Dollars in Millions)	2022				2021
	Level 1	Level 2	Level 3	Total	Total[1]
Derivatives designated as hedging instruments:					
Assets:					
Forward foreign exchange contracts	$ —	629	—	629	540
Interest rate contracts[2]	—	1,534	—	1,534	796
Total	$ —	2,163	—	2,163	1,336
Liabilities:					
Forward foreign exchange contracts	—	511	—	511	881
Interest rate contracts[2]	—	2,778	—	2,778	979
Total	$ —	3,289	—	3,289	1,860
Derivatives not designated as hedging instruments:					
Assets:					
Forward foreign exchange contracts	$ —	38	—	38	24
Liabilities:					
Forward foreign exchange contracts	—	68	—	68	28
Available For Sale Other Investments:					
Equity investments[3]	576	—	—	576	1,884
Debt securities[4]	—	10,487	—	10,487	19,727
Other Liabilities					
Contingent Consideration[5]	$		1,120	1,120	533

Gross to Net Derivative Reconciliation		
(Dollars in Millions)	2022	2021
Total Gross Assets	$2,201	1,360
Credit Support Agreement (CSA)	(2,176)	(1,285)
Total Net Asset	25	75
Total Gross Liabilities	3,357	1,888
Credit Support Agreement (CSA)	(3,023)	(1,855)
Total Net Liabilities	$334	33

Summarized information about changes in liabilities for contingent consideration is as follows:

(Dollars in Millions)	2022	2021	2020
Beginning Balance	$533	633	1,715
Changes in estimated fair value[6]	(194)	(52)	(1,089)
Additions[7]	792	—	106
Payments	(11)	(48)	(99)
Ending Balance	$1,120	533	633

[1] 2021 assets and liabilities are all classified as Level 2 with the exception of equity investments of $1,884 million, which are classified as Level 1 and contingent consideration of $533 million, classified as Level 3.

[2] Includes cross currency interest rate swaps and interest rate swaps.

[3] Classified as non-current other assets.

[4] Classified as cash equivalents and current marketable securities.

[5] Includes $1,116 million, $520 million and $594 million, classified as non-current other liabilities as of January 1, 2023, January 2, 2022 and January 3, 2021, respectively. Includes $4 million, $13 million and $39 million classified as current liabilities as of January 1, 2023, January 2, 2022 and January 3, 2021, respectively.

[6] Ongoing fair value adjustment amounts are recorded primarily in Research and Development expense. The Company recorded a contingent consideration reversal of $1,148 million in 2020 related to the timing of certain developmental milestones associated with the Auris Health acquisition. The reversal of the contingent consideration was recorded in Other income and expense.

[7] In fiscal year 2022, the Company recorded $704 million of contingent consideration related to Abiomed.

See Notes 2 and 7 for financial assets and liabilities held at carrying amount on the Consolidated Balance Sheet.

7. Borrowings

The components of long-term debt are as follows:

(Dollars in Millions)	2022	Effective Rate %	2021	Effective Rate %
0.250% Notes due 2022 (1B Euro 1.1311)[3]	$—	—%	$1,131[3]	0.26%
2.25% Notes due 2022	—	—	1,000	2.31
6.73% Debentures due 2023	250	6.73	250	6.73
3.375% Notes due 2023	801	3.17	802	3.18
2.05% Notes due 2023	500	2.09	499	2.09
0.650% Notes due 2024 (750MM Euro 1.0651)[2]/(750MM Euro 1.1311)[3]	792[2]	0.68	847[3]	0.68
5.50% Notes due 2024 (500MM 1.2037 GBP)[2]/(500MM GBP 1.3485)[3]	600[2]	6.75	672[3]	6.75
2.625% Notes due 2025	749	2.63	749	2.63
0.55% Notes due 2025	918	0.57	983	0.57
2.45% Notes due 2026	1,996	2.47	1,995	2.47
2.95% Notes due 2027	877	2.96	978	2.96
0.95% Notes due 2027	1,394	0.96	1,478	0.96
1.150% Notes due 2028 (750MM Euro 1.0651)[2]/(750MM Euro 1.1311)[3]	794[2]	1.21	843[3]	1.21
2.90% Notes due 2028	1,496	2.91	1,495	2.91
6.95% Notes due 2029	298	7.14	298	7.14
1.30% Notes due 2030	1,607	1.30	1,723	1.30
4.95% Debentures due 2033	498	4.95	498	4.95
4.375% Notes due 2033	854	4.24	854	4.24
1.650% Notes due 2035 (1.5B Euro 1.0651)[2]/(1.5B Euro 1.1311)[3]	1,591[2]	1.68	1,683[3]	1.68
3.55% Notes due 2036	842	3.59	974	3.59
5.95% Notes due 2037	993	5.99	993	5.99
3.625% Notes due 2037	1,336	3.64	1,475	3.64
5.85% Debentures due 2038	697	5.85	696	5.85
3.400% Notes due 2038	992	3.42	992	3.42
4.50% Debentures due 2040	540	4.63	540	4.63
2.10% Notes due 2040	828	2.14	974	2.14
4.85% Notes due 2041	297	4.89	297	4.89
4.50% Notes due 2043	496	4.52	496	4.52
3.70% Notes due 2046	1,976	3.74	1,975	3.74
3.75% Notes due 2047	812	3.76	971	3.76
3.500% Notes due 2048	743	3.52	743	3.52
2.250% Notes due 2050	808	2.29	983	2.29
2.450% Notes due 2060	1,055	2.49	1,222	2.49
Other	9	—	7	—
Subtotal	**28,439[4]**	**3.04%[1]**	**32,116[4]**	**2.89%[1]**
Less current portion	1,551		2,131	
Total long-term debt	**$26,888**		**$29,985**	

[1] Weighted average effective rate.

[2] Translation rate at January 1, 2023.

[3] Translation rate at January 2, 2022.

(4) The excess of the carrying value over the fair value of debt was $1.6 billion at the end of fiscal year 2022 and the excess of the fair value over the carrying value of debt was $3.2 billion at the end of fiscal year 2021.

Fair value of the long-term debt was estimated using market prices, which were corroborated by quoted broker prices and significant other observable inputs.

The Company has access to substantial sources of funds at numerous banks worldwide. In September 2022, the Company secured a new 364-day Credit Facility of $10 billion, which expires on September 7, 2023. In November 2022, the Company secured an additional 364-day Credit Facility of $10 billion, which expires on November 21, 2023. Interest charged on borrowings under the credit line agreement is based on either the Term SOFR Reference Rate or other applicable market rates as allowed under the terms of the agreement, plus applicable margins. Commitment fees under the agreements are not material.

Throughout fiscal years 2022 and 2021, the Company continued to have access to liquidity through the commercial paper market. Short-term borrowings and the current portion of long-term debt amounted to approximately $12.8 billion and $3.8 billion at the end of fiscal years 2022 and 2021, respectively. The current portion of the long term debt was $1.6 billion and $2.1 billion in 2022 and 2021, respectively, and the remainder is commercial paper and local borrowing by international subsidiaries.

The current debt balance as of January 1, 2023 includes $11.2 billion of commercial paper which has a weighted average interest rate of 4.23% and a weighted average maturity of approximately two months.

Aggregate maturities of long-term debt obligations commencing in 2023 are:

(Dollars in Millions) 2023	2024	2025	2026	2027	After 2027
$1,551	1,392	1,667	1,996	2,271	19,562

8. Income Taxes

The provision for taxes on income consists of:

(Dollars in Millions)	2022	2021	2020
Currently payable:			
U.S. taxes	$2,378	1,525	1,026
International taxes	3,069	2,452	1,898
Total currently payable	5,447	3,977	2,924
Deferred:			
U.S. taxes	(2,081)	583	(76)
International taxes	418	(2,662)	(1,065)
Total deferred	(1,663)	(2,079)	(1,141)
Provision for taxes on income	**$3,784**	**1,898**	**1,783**

A comparison of income tax expense at the U.S. statutory rate of 21% in fiscal years 2022, 2021 and 2020, to the Company's effective tax rate is as follows:

(Dollars in Millions)	2022	2021	2020
U.S.	$5,369	6,110	4,312
International	16,356	16,666	12,185
Earnings before taxes on income:	$21,725	22,776	16,497
Tax rates:			
U.S. statutory rate	21.0%	21.0	21.0
International operations[1]	(4.5)	(16.4)	(9.9)
Consumer health separation	2.2	—	—
U.S. taxes on international income[2]	(1.9)	6.7	2.7
Tax benefits from loss on capital assets	—	(1.3)	(1.2)
Tax benefits on share-based compensation	(1.3)	(1.0)	(1.5)
All other[3]	1.9	(0.7)	(0.3)
Effective Rate	17.4%	8.3	10.8

[1] For all periods presented the Company has subsidiaries operating in Puerto Rico under various tax incentives. International operations reflect the impacts of operations in jurisdictions with statutory tax rates different than the U.S., particularly Ireland, Switzerland and Puerto Rico, which is a favorable impact on the effective tax rate as compared with the U.S. statutory rate. The 2021 amounts include the reorganization of international subsidiaries; the 2020 amounts include the impact of the new tax legislation enactment in Switzerland, both of which are further described below.

[2] Includes the impact of the GILTI tax, the Foreign-Derived Intangible Income deduction and other foreign income that is taxable under the U.S. tax code. The 2022 amount includes the impact of certain provisions of the 2017 TCJA that became effective in fiscal 2022. The 2021 amounts include the reorganization of international subsidiaries; the 2020 amounts include the impact of the new tax legislation enactment in Switzerland, both of which are further described below.

[3] Certain prior year amounts have been reclassified to conform to current year presentation.

The fiscal year 2022 effective tax rate increased 9.1% as compared to the fiscal year 2021 effective tax rate. As part of the planned separation of the Company's Consumer Health business, the Company has recognized approximately $0.5 billion in net incremental tax costs in fiscal year 2022, which increased the 2022 effective tax rate by approximately 2.2%.

Additionally, the Company recorded certain non-recurring favorable tax items in fiscal year 2021 which resulted in an unfavorable impact to the Company's fiscal 2022 effective tax rate when compared to the prior fiscal year. These items are described below. The Company's 2022 tax rate also benefited from certain provisions of the Tax Cuts and Jobs Act of 2017 that became effective in fiscal 2022, the impairment of bermekimab for AD and HS IPR&D (for further information see Note 5 of the 2022 10-K Consolidated Financial Statements) and changes in the fair value of securities in the Company's investment portfolio, both recorded at the U.S. statutory rate.

The fiscal year 2021 tax rate decreased by 2.5% compared to the fiscal year 2020 tax rate, which was primarily driven by the following items. In fiscal year 2021, the Company reorganized the ownership structure of certain wholly-owned international subsidiaries. As part of this reorganization, the Company increased the tax basis of certain assets to fair value in accordance with applicable local regulations. The net impact of this restructuring was approximately $0.6 billion net benefit or 2.7% benefit to the Company's annual effective tax rate, comprised of the following items:

- approximately $2.3 billion of local deferred tax assets to record the remeasurement of the tax basis of these assets to fair value, this benefit has been reflected as "International Operations" on the Company's effective tax rate reconciliation.

- approximately $1.7 billion of U.S. deferred tax expense relating to the GILTI deferred tax liability resulting from the remeasurement of these deferred tax assets. This expense has been reflected as "U.S. tax on international income" on the Company's effective tax rate reconciliation.

Also, in the fiscal fourth quarter of 2021, the Company recognized a loss on certain U.S. affiliates related to the previously impaired book value of certain intangibles, which reduced the 2021 tax rate by approximately 1.3% which is reflected as a

"Tax benefits from loss on capital assets" on the effective tax rate reconciliation. Additionally other fiscal 2021 impacts to the rate were primarily driven by litigation and acquisition related items as follows:

• the Company accrued additional legal expenses, of approximately $1.6 billion for talc at an effective tax rate of 23.5% and $0.8 billion for Risperdal Gynecomastia settlements at an effective tax rate of 16.4% (See Note 19 to the Consolidated Financial Statements for more details).

• the Company recorded a partial IPR&D charge of $0.9 billion for the Ottava intangible asset (acquired with the Auris Health acquisition in 2019) at an effective rate of 22.4%.

In fiscal year 2019, Switzerland enacted the Federal Act on Tax Reform and AHV Financing (TRAF) and became effective for fiscal year 2020. The Federal transitional provisions of TRAF allow companies, under certain conditions, to adjust the tax basis in certain assets to fair value (i.e., "step-up") to be depreciated and amortized resulting in an incremental Swiss tax deduction over the transitional period.

TRAF also provides for parameters which enable the Swiss cantons to establish localized tax rates and regulations for companies. The new cantonal tax parameters include favorable tax benefits for patents and additional research and development tax deductions. The cantonal transitional provisions of TRAF allowed companies to elect either 1) tax basis step-up similar to the Federal transition benefit or 2) alternative statutory tax rate for a period not to exceed 5 years. The Company has operations located in various Swiss cantons.

During the fiscal year 2020, the final canton where the Company maintains significant operations enacted TRAF legislation. Additionally, the Company received rulings from the Swiss Federal and cantonal tax authorities in the remaining jurisdictions where it has significant operations. These rulings resulted in the Company revising its estimate on the tax basis adjustment (i.e., "step-up") for its assets and as a result, the Company recorded additional deferred tax benefits in 2020. The Company recognized a net benefit in the fiscal year 2020 for Swiss Tax Reform of approximately $0.4 billion or 2.6% benefit to the Company's annual effective tax rate, comprised of the following items:

• approximately $0.3 billion tax benefit relating to the remeasurement of Swiss deferred tax assets and liabilities for the change in the Federal and cantonal tax rates, where enactment occurred in the fiscal year 2020; this benefit has been reflected as "International Operations" on the Company's effective tax rate reconciliation.

• a $450 million deferred tax asset related to the estimated value of a Federal tax basis step-up of the Company's Swiss subsidiaries' assets as described above; this benefit has been reflected as "International Operations" on the Company's effective tax rate reconciliation.

• approximately $0.3 billion of U.S. deferred tax expense relating to the GILTI deferred tax liability resulting from the remeasurement of the Swiss deferred tax assets and liabilities in the fiscal year 2020. This benefit has been reflected as "U.S. tax on international income" on the Company's effective tax rate reconciliation.

The Company does not expect to receive future rulings regarding the transitional provisions of TRAF.

Also, in the fiscal year 2020, the Company recognized a capital loss on certain U.S. affiliates related to the previously impaired book value of certain intangibles, which reduced the 2020 tax rate by approximately 1.2% which is reflected as a "Tax benefits from loss on capital assets" on the effective tax rate reconciliation. In addition, in the fiscal year 2020, the Company had lower income in higher tax jurisdictions, primarily driven by:

• the impact of the accrual of litigation costs related to talc for $4.0 billion which reduced the U.S. earnings before taxes at an effective tax rate of 23.5%;

• the accrual of additional legal costs, including an additional $1.0 billion associated with a revised agreement in principle to settle opioid litigation at an effective tax rate of 21.4%

The Company also reduced the contingent consideration liability related to the Auris Health acquisition in 2019 and reversed some of its unrecognized tax benefits due to the completion of several years of tax examinations in certain jurisdictions during the fiscal year 2020.

Temporary differences and carryforwards at the end of fiscal years 2022 and 2021 were as follows:

(Dollars in Millions)	2022 Deferred Tax		2021 Deferred Tax[1]	
	Asset	Liability	Asset	Liability
Employee related obligations	$725		1,244	
Stock based compensation	687		679	
Depreciation of property, plant and equipment		(858)		(876)
Goodwill and intangibles		(4,271)[3]		(2,659)[2]
R&D capitalized for tax	2,611		1,664	
Reserves & liabilities	2,761		2,882	
Income reported for tax purposes	2,045		2,566	
Net realizable operating loss carryforwards[4]	1,260		1,720	
Undistributed foreign earnings	1,565	(1,693)	1,015	(1,461)
Global intangible low-taxed income		(3,547)		(4,853)
Miscellaneous international	1,053	(65)	870	(39)
Miscellaneous U.S.	476			(16)
Total deferred income taxes	$13,183	(10,434)	12,640	(9,904)

[1] Certain prior year amounts have been reclassified to conform to current year presentation.

[2] Amount is inclusive of the $2.3 billion deferred tax asset established as part of the reorganized ownership structure of certain wholly-owned international subsidiaries, as previously described.

[3] Amount is inclusive of the $1.8 billion deferred tax liability due to the acquisition of Abiomed.

[4] Net of valuation allowances of $0.9 billion in both 2022 and 2021.

The Company has wholly-owned international subsidiaries that have cumulative net losses. The Company believes that it is more likely than not that these subsidiaries will generate future taxable income sufficient to utilize these deferred tax assets. However, in certain jurisdictions, valuation allowances have been recorded against deferred tax assets for loss carryforwards that are not more likely than not to be realized.

The following table summarizes the activity related to unrecognized tax benefits:

(Dollars in Millions)	2022	2021	2020
Beginning of year	$3,323	3,373	3,853
Increases related to current year tax positions	523	242	265
Increases related to prior period tax positions	143	23	668
Decreases related to prior period tax positions	(148)	(128)	(551)
Settlements	(1)	(187)	(839)
Lapse of statute of limitations	(11)	—	(23)
End of year	$3,829	3,323	3,373

The unrecognized tax benefits of $3.8 billion at January 1, 2023, if recognized, would affect the Company's annual effective tax rate. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress with a number of tax authorities. With respect to the United States, the IRS has completed its audit for the tax years through 2012 and is currently auditing tax years 2013 through 2016. In the fiscal year 2020, the Company made its final payments for approximately $0.7 billion to the U.S. Treasury related to the final settlement of 2010-2012 tax audit liability.

In other major jurisdictions where the Company conducts business, the years that remain open to tax audits go back to the year 2008. The Company believes it is possible that some tax audits may be completed over the next twelve months by taxing authorities in some jurisdictions, including in the United States. However, the Company is not able to provide a reasonably reliable estimate of the timing of any other future tax payments or change in uncertain tax positions, if any.

The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. The Company recognized after tax interest expense of $139 million, $44 million and $32 million in fiscal years 2022, 2021 and 2020, respectively. The total amount of accrued interest was $651 million and $512 million in fiscal years 2022 and 2021, respectively.

9. Employee Related Obligations

At the end of fiscal 2022 and fiscal 2021, employee related obligations recorded on the Consolidated Balance Sheets were:

(Dollars in Millions)	2022	2021
Pension benefits	$2,698	4,088
Postretirement benefits	1,734	2,069
Postemployment benefits	2,832	3,117
Deferred compensation	100	181
Total employee obligations	7,364	9,455
Less current benefits payable	597	557
Employee related obligations — non-current	**$6,767**	**8,898**

Prepaid employee related obligations of $4,581 million and $4,436 million for 2022 and 2021, respectively, are included in Other assets on the Consolidated Balance Sheets.

10. Pensions and Other Benefit Plans

The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. The Company also provides post-retirement benefits, primarily healthcare, to all eligible U.S. retired employees and their dependents.

Many international employees are covered by government-sponsored programs and the cost to the Company is not significant.

In the U.S, non-union pension benefits for employees hired before January 1, 2015 are primarily based on the employee's compensation during the last five years before retirement and the number of years of service (the Final Average Pay formula). U.S. pension benefits for employees hired after 2014, are calculated using a different formula based on employee compensation over total years of service (the Retirement Value formula).

In January 2021, the Company announced that, effective on January 1, 2026, all eligible U.S. non-union employees, regardless of hire date, will earn benefits under the Retirement Value formula. This amendment does not affect the benefits accrued under the Final Average Pay formula for service before January 1, 2026.

International subsidiaries have plans under which funds are deposited with trustees, annuities are purchased under group contracts, or reserves are provided.

The Company does not fund retiree healthcare benefits in advance and has the right to modify these plans in the future.

In 2022 and 2021 the Company used December 31, 2022 and December 31, 2021, respectively, as the measurement date for all U.S. and international retirement and other benefit plans.

Net periodic benefit costs for the Company's defined benefit retirement plans and other benefit plans for 2022, 2021 and 2020 include the following components:

(Dollars in Millions)	Retirement Plans			Other Benefit Plans		
	2022	2021	2020	2022	2021	2020
Service cost	$1,327	1,421	1,380	320	309	287
Interest cost	911	770	955	105	81	133
Expected return on plan assets	(2,757)	(2,645)	(2,461)	(8)	(7)	(7)
Amortization of prior service cost	(184)	(181)	2	(5)	(31)	(31)
Recognized actuarial losses (gains)	655	1,257	891	121	151	142
Curtailments and settlements	1	1	23	—	—	—
Net periodic benefit cost (credit)	**$(47)**	**623**	**790**	**533**	**503**	**524**

The service cost component of net periodic benefit cost is presented in the same line items on the Consolidated Statement of Earnings where other employee compensation costs are reported, including Cost of products sold, Research and development expense, and Selling, marketing and administrative expenses. All other components of net periodic benefit cost are presented as part of Other (income) expense, net on the Consolidated Statement of Earnings.

Unrecognized gains and losses for the U.S. pension plans are amortized over the average remaining future service for each plan. For plans with no active employees, they are amortized over the average life expectancy. The amortization of gains and losses for the other U.S. benefit plans is determined by using a 10% corridor of the greater of the market value of assets or the accumulated postretirement benefit obligation. Total unamortized gains and losses in excess of the corridor are amortized over the average remaining future service.

Prior service costs/benefits for the U.S. pension plans are amortized over the average remaining future service of plan participants at the time of the plan amendment. Prior service cost/benefit for the other U.S. benefit plans is amortized over the average remaining service to full eligibility age of plan participants at the time of the plan amendment.

The following table represents the weighted-average actuarial assumptions:

	Retirement Plans			Other Benefit Plans		
Worldwide Benefit Plans	**2022**	**2021**	**2020**	**2022**	**2021**	**2020**
Net Periodic Benefit Cost						
Service cost discount rate	2.46%	2.14	2.82	2.59	2.09	3.04
Interest cost discount rate	2.80%	2.34	3.13	2.64	2.33	3.08
Rate of increase in compensation levels	4.02%	4.01	4.00	4.21	4.25	4.25
Expected long-term rate of return on plan assets	7.25%	7.71	8.12			
Benefit Obligation						
Discount rate	5.01%	2.49	2.14	5.42	2.68	2.23
Rate of increase in compensation levels	4.00%	4.01	4.00	4.21	4.21	4.27

The Company's discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities. The Company's methodology in determining service and interest cost uses duration specific spot rates along that yield curve to the plans' liability cash flows.

The expected rates of return on plan asset assumptions represent the Company's assessment of long-term returns on diversified investment portfolios globally. The assessment is determined using projections from external financial sources, long-term historical averages, actual returns by asset class and the various asset class allocations by market.

The following table displays the assumed healthcare cost trend rates, for all individuals:

Healthcare Plans	**2022**	**2021**
Healthcare cost trend rate assumed for next year	5.99%	5.33%
Rate to which the cost trend rate is assumed to decline (ultimate trend)	4.01%	3.73%
Year the rate reaches the ultimate trend rate	2047	2046

The following table sets forth information related to the benefit obligation and the fair value of plan assets at fiscal year-end 2022 and 2021 for the Company's defined benefit retirement plans and other post-retirement plans:

	Retirement Plans		Other Benefit Plans	
(Dollars in Millions)	2022	2021	2022	2021
Change in Benefit Obligation				
Projected benefit obligation — beginning of year	$41,582	43,300	4,878	5,028
Service cost	1,327	1,421	320	309
Interest cost	911	770	105	81
Plan participant contributions	67	67	—	—
Amendments	7	5	—	—
Actuarial (gains) losses[1]	(12,213)	(2,132)	(704)	(188)
Divestitures & acquisitions	—	(2)	—	—
Curtailments, settlements & restructuring	(7)	(7)	—	—
Benefits paid from plan	(1,228)	(1,157)	(393)	(348)
Effect of exchange rates	(815)	(683)	(9)	(4)
Projected benefit obligation — end of year	**$29,631**	41,582	4,197	4,878
Change in Plan Assets				
Plan assets at fair value — beginning of year	$41,930	38,195	102	90
Actual return (loss) on plan assets	(8,665)	4,439	(17)	17
Company contributions	270	969	386	343
Plan participant contributions	67	67	—	—
Settlements	(5)	(7)	—	—
Divestitures & acquisitions	—	(2)	—	—
Benefits paid from plan assets	(1,228)	(1,157)	(393)	(348)
Effect of exchange rates	(855)	(574)	—	—
Plan assets at fair value — end of year	**$31,514**	41,930	78	102
Funded status — end of year	**$1,883**	348	(4,119)	(4,776)
Amounts Recognized in the Company's Balance Sheet consist of the following:				
Non-current assets	$4,581	4,436	—	—
Current liabilities	(132)	(115)	(461)	(438)
Non-current liabilities	(2,566)	(3,973)	(3,658)	(4,338)
Total recognized in the consolidated balance sheet — end of year	**$1,883**	348	(4,119)	(4,776)
Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:				
Net actuarial loss	$3,948	5,539	239	1,113
Prior service cost (credit)[1]	(1,417)	(1,610)	(7)	(13)
Unrecognized net transition obligation	—	—	—	—
Total before tax effects	**$2,531**	3,929	232	1,100
Accumulated Benefit Obligations — end of year	**$28,023**	39,049		

[1] The actuarial gain for retirement plans in 2022 and 2021 was primarily related to increases in discount rates.

(Dollars in Millions)	Retirement Plans		Other Benefit Plans	
	2022	2021	2022	2021
Amounts Recognized in Net Periodic Benefit Cost and Other Comprehensive Income				
Net periodic benefit cost (credit)	**$(47)**	**623**	**533**	**503**
Net actuarial (gain) loss	(793)	(3,927)	(751)	(199)
Amortization of net actuarial loss	(655)	(1,257)	(121)	(151)
Prior service cost (credit)	7	5	—	—
Amortization of prior service (cost) credit	183	181	5	31
Effect of exchange rates	(140)	(136)	(1)	—
Total loss/(income) recognized in other comprehensive income, before tax	**$(1,398)**	**(5,134)**	**(868)**	**(319)**
Total recognized in net periodic benefit cost and other comprehensive income	**$(1,445)**	**(4,511)**	**(335)**	**184**

The Company plans to continue to fund its U.S. Qualified Plans to comply with the Pension Protection Act of 2006. International Plans are funded in accordance with local regulations. Additional discretionary contributions are made when deemed appropriate to meet the long-term obligations of the plans. For certain plans, funding is not a common practice, as funding provides no economic benefit. Consequently, the Company has several pension plans that are not funded.

In 2022, the Company contributed $119 million and $151 million to its U.S. and international pension plans, respectively.

The following table displays the funded status of the Company's U.S. Qualified & Non-Qualified pension plans and international funded and unfunded pension plans at December 31, 2022 and December 31, 2021, respectively:

(Dollars in Millions)	U.S. Plans				International Plans			
	Qualified Plans		Non-Qualified Plans		Funded Plans		Unfunded Plans	
	2022	2021	2022	2021	2022	2021	2022	2021
Plan Assets	$20,937	27,944	—	—	10,577	13,986	—	—
Projected Benefit Obligation	18,394	25,041	1,937	2,703	9,024	13,428	276	410
Accumulated Benefit Obligation	17,696	23,985	1,872	2,479	8,202	12,212	253	373
Over (Under) Funded Status								
Projected Benefit Obligation	$2,543	2,903	(1,937)	(2,703)	1,553	558	(276)	(410)
Accumulated Benefit Obligation	3,241	3,959	(1,872)	(2,479)	2,375	1,774	(253)	(373)

Plans with accumulated benefit obligations in excess of plan assets have an accumulated benefit obligation, projected benefit obligation and plan assets of $2.9 billion, $2.9 billion and $0.3 billion, respectively, at the end of 2022, and $3.9 billion, $4.2 billion and $0.3 billion, respectively, at the end of 2021.

The following table displays the projected future benefit payments from the Company's retirement and other benefit plans:

(Dollars in Millions)	2023	2024	2025	2026	2027	2028-2032
Projected future benefit payments						
Retirement plans	$1,445	1,457	1,532	1,609	1,708	10,034
Other benefit plans	$471	485	433	447	462	2,539

The following table displays the projected future minimum contributions to the unfunded retirement plans. These amounts do not include any discretionary contributions that the Company may elect to make in the future.

(Dollars in Millions)	2023	2024	2025	2026	2027	2028-2032
Projected future contributions	$123	128	136	141	146	816

Each pension plan is overseen by a local committee or board that is responsible for the overall administration and investment of the pension plans. In determining investment policies, strategies and goals, each committee or board considers factors including, local pension rules and regulations; local tax regulations; availability of investment vehicles (separate accounts, commingled accounts, insurance funds, etc.); funded status of the plans; ratio of actives to retirees; duration of liabilities; and other relevant factors including: diversification, liquidity of local markets and liquidity of base currency. A majority of the Company's pension funds are open to new entrants and are expected to be on-going plans. Permitted investments are primarily liquid and/or listed, with little reliance on illiquid and non-traditional investments such as hedge funds.

The Company's retirement plan asset allocation at the end of 2022 and 2021 and target allocations for 2023 are as follows:

	Percent of Plan Assets		Target Allocation
	2022	2021	2023
Worldwide Retirement Plans			
Equity securities	62%	65%	61%
Debt securities	38	35	39
Total plan assets	**100%**	**100%**	**100%**

Determination of Fair Value of Plan Assets

The Plan has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described in the table below with Level 1 having the highest priority and Level 3 having the lowest.

The Net Asset Value (NAV) is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for the investments measured at fair value.

- *Short-term investment funds* — Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank. Other investments are through investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is a quoted price in a market that is not active and classified as Level 2.

- *Government and agency securities* — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for a security are not available in an active market, they are classified as Level 2.

- *Debt instruments* — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified as Level 1. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs.

- *Equity securities* — Equity securities are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all equity securities are classified within Level 1 of the valuation hierarchy.

- *Commingled funds* — These investment vehicles are valued using the NAV provided by the fund administrator. Assets in the Level 2 category have a quoted market price.

- *Other assets* — Other assets are represented primarily by limited partnerships. These investment vehicles are valued using the NAV provided by the fund administrator. Other assets that are exchange listed and actively traded are classified as Level 1, while inactively traded assets are classified as Level 2.

The following table sets forth the Retirement Plans' investments measured at fair value as of December 31, 2022 and December 31, 2021:

(Dollars in Millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs[1] (Level 3)		Investments Measured at Net Asset Value		Total Assets	
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Short-term investment funds	$33	102	13	1,033	—	—	—	—	46	1,135
Government and agency securities	—	—	5,863	7,016	—	—	—	—	5,863	7,016
Debt instruments	—	—	3,681	3,505	—	—	—	—	3,681	3,505
Equity securities	8,846	14,107	2	2	—	—	—	—	8,848	14,109
Commingled funds	—	—	4,362	5,496	56	105	6,106	8,708	10,524	14,309
Other assets	—	—	33	34	13	15	2,506	1,807	2,552	1,856
Investments at fair value	**$8,879**	**14,209**	**13,954**	**17,086**	**69**	**120**	**8,612**	**10,515**	**31,514**	**41,930**

[1] The activity for the Level 3 assets is not significant for all years presented.

The Company's Other Benefit Plans are unfunded except for U.S. commingled funds (Level 2) of $78 million and $102 million at December 31, 2022 and December 31, 2021, respectively.

The fair value of Johnson & Johnson Common Stock directly held in plan assets was $21 million (0.1% of total plan assets) at December 31, 2022 and $385 million (0.9% of total plan assets) at December 31, 2021.

11. Savings Plan

The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee's contributions consistent with the provisions of the plan for which he/she is eligible. Total Company matching contributions to the plans were $275 million, $256 million and $243 million in fiscal years 2022, 2021 and 2020, respectively.

12. Capital and Treasury Stock

Changes in treasury stock were:

	Treasury Stock	
(Amounts in Millions Except Treasury Stock Shares in Thousands)	Shares	Amount
Balance at December 29, 2019	487,336	$38,417
Employee compensation and stock option plans	(21,765)	(3,148)
Repurchase of common stock	21,760	3,221
Balance at January 3, 2021	487,331	38,490
Employee compensation and stock option plans	(17,399)	(2,847)
Repurchase of common stock	20,946	3,456
Balance at January 2, 2022	490,878	39,099
Employee compensation and stock option plans	(20,007)	(3,440)
Repurchase of common stock	35,375	6,035
Balance at January 1, 2023	506,246	$41,694

Aggregate shares of common stock issued were approximately 3,119,843,000 shares at the end of fiscal years 2022, 2021 and 2020.

Cash dividends paid were $4.45 per share in fiscal year 2022, compared with dividends of $4.19 per share in fiscal year 2021, and $3.98 per share in fiscal year 2020.

On January 3, 2023, the Board of Directors declared a regular cash dividend of $1.13 per share, payable on March 7, 2023 to shareholders of record as of February 21, 2023.

On September 14, 2022, the Company announced that its Board of Directors approved a share repurchase program, authorizing the Company to purchase up to $5.0 billion of the Company's shares of common stock. Share repurchases may be made at management's discretion from time to time on the open market or through privately negotiated transactions. The repurchase program has no time limit and may be suspended for periods or discontinued at any time. Through January 1, 2023, approximately $2.5 billion has been repurchased under the program.

13. Accumulated Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) consist of the following:

(Dollars in Millions)	Foreign Currency Translation	Gain/(Loss) On Securities	Employee Benefit Plans	Gain/ (Loss) On Derivatives & Hedges	Total Accumulated Other Comprehensive Income (Loss)
December 29, 2019	$(8,705)	—	(6,891)	(295)	(15,891)
Net 2020 changes	(233)	1	(66)	947	649
January 3, 2021	(8,938)	1	(6,957)	652	(15,242)
Net 2021 changes	(1,079)	(4)	4,255	(988)	2,184
January 2, 2022	(10,017)	(3)	(2,702)	(336)	(13,058)
Net 2022 changes	(1,796)	(24)	1,805	106	91
January 1, 2023	$(11,813)	(27)	(897)	(230)	(12,967)

Amounts in accumulated other comprehensive income are presented net of the related tax impact. Foreign currency translation is not adjusted for income taxes where it relates to permanent investments in international subsidiaries. For additional details on comprehensive income see the Consolidated Statements of Comprehensive Income.

Details on reclassifications out of Accumulated Other Comprehensive Income:

Gain/(Loss) On Securities — reclassifications released to Other (income) expense, net.

Employee Benefit Plans — reclassifications are included in net periodic benefit cost. See Note 10 for additional details.

Gain/(Loss) On Derivatives & Hedges - reclassifications to earnings are recorded in the same account as the hedged transaction. See Note 6 for additional details.

14. International Currency Translation

For translation of its subsidiaries operating in non-U.S. Dollar currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years, or where a substantial portion of its cash flows are not in the local currency. For the majority of the Company's subsidiaries the local currency is the functional currency.

In consolidating international subsidiaries, balance sheet currency effects are recorded as a component of accumulated other comprehensive income. The other current and non-current assets line within the Statement of Cash flows includes the impact of foreign currency translation. This equity account includes the results of translating certain balance sheet assets and liabilities at current exchange rates and some accounts at historical rates, except for those located in highly inflationary economies, (Argentina and Venezuela). Beginning in the fiscal second quarter of 2022, the Company also accounted for operations in Turkey as highly inflationary. The translation of balance sheet accounts for highly inflationary economies are reflected in the operating results.

A rollforward of the changes during fiscal years 2022, 2021 and 2020 for foreign currency translation adjustments is included in Note 13.

Net currency transaction gains and losses included in Other (income) expense were losses of $328 million, $236 million and $209 million in fiscal years 2022, 2021 and 2020, respectively.

15. Earnings Per Share

The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the fiscal years ended January 1, 2023, January 2, 2022 and January 3, 2021:

(In Millions Except Per Share Amounts)	2022	2021	2020
Basic net earnings per share	$6.83	7.93	5.59
Average shares outstanding — basic	2,625.2	2,632.1	2,632.8
Potential shares exercisable under stock option plans	140.1	138.0	118.3
Less: shares repurchased under treasury stock method	(101.4)	(96.1)	(80.4)
Adjusted average shares outstanding — diluted	2,663.9	2,674.0	2,670.7
Diluted net earnings per share	$6.73	7.81	5.51

The diluted net earnings per share calculation for the fiscal years 2022 and 2021 included all shares related to stock options, as the exercise price of these options was less than the average market value of the Company's stock.

The diluted net earnings per share calculation for fiscal year 2020 excluded 18 million shares related to stock options, as the exercise price of these options was greater than the average market value of the Company's stock.

16. Common Stock, Stock Option Plans and Stock Compensation Agreements

At January 1, 2023, the Company had one stock-based compensation plan. The shares outstanding are for contracts under the Company's 2012 Long-Term Incentive Plan and the 2022 Long-Term Incentive Plan. The 2012 Long-Term Incentive Plan expired on April 26, 2022. All awards (stock options, restricted shares units and performance share units) granted subsequent to that date were under the 2022 Long-Term Incentive Plan. Under the 2022 Long-Term Incentive Plan, the Company may issue up to 150 million shares of common stock, of which up to 110 million shares of common stock may be issued subject to stock options or stock appreciation rights and up to 40 million shares of common stock may be issued subject to full value awards. Awards will generally be counted on a 1-for-1 basis against the share reserve, provided that if more than 40 million full value awards are granted, each full value award in excess of 40 million will be counted on a 5-for-1 basis against the share reserve. Shares available for future grants under the 2022 Long-Term Incentive Plan were 150 million at the end of fiscal year 2022.

The compensation cost that has been charged against income for these plans was $1,138 million, $1,135 million and $1,005 million for fiscal years 2022, 2021 and 2020, respectively. The total income tax benefit recognized in the income statement for share-based compensation costs was $196 million, $218 million and $210 million for fiscal years 2022, 2021 and 2020, respectively. The Company also recognized additional income tax benefits of $282 million, $223 million and $248 million for fiscal years 2022, 2021 and 2020, respectively, for which options were exercised or restricted shares were vested. The total unrecognized compensation cost was $939 million, $862 million and $804 million for fiscal years 2022, 2021 and 2020, respectively. The weighted average period for this cost to be recognized was 1.80 years, 1.78 years and 1.76 years for fiscal years 2022, 2021, and 2020, respectively. Share-based compensation costs capitalized as part of inventory were insignificant in all periods.

The Company settles employee benefit equity issuances with treasury shares. Treasury shares are replenished through market purchases throughout the year for the number of shares used to settle employee benefit equity issuances.

Stock Options

Stock options expire 10 years from the date of grant and vest over service periods that range from 6 months to 4 years. All options are granted at the average of the high and low prices of the Company's Common Stock on the New York Stock Exchange on the date of grant.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. For 2022, 2021, and 2020 grants, expected volatility represents a blended rate of 10-year weekly historical overall volatility rate, and a 5-week average implied volatility rate based on at-the-money traded Johnson & Johnson options with a life of 2 years. For all grants, historical data is used to determine the expected life of the option. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant.

The average fair value of options granted was $23.23, $20.86 and $16.42, in fiscal years 2022, 2021 and 2020, respectively. The fair value was estimated based on the weighted average assumptions of:

	2022	2021	2020
Risk-free rate	1.98%	0.83%	1.47%
Expected volatility	18.00%	18.59%	15.33%
Expected life (in years)	7.0	7.0	7.0
Expected dividend yield	2.70%	2.50%	2.60%

A summary of option activity under the Plan as of January 1, 2023, January 2, 2022 and January 3, 2021, and changes during the years ending on those dates is presented below:

(Shares in Thousands)	Outstanding Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (Dollars in Millions)
Shares at December 29, 2019	111,637	$105.63	$4,478
Options granted	20,723	151.41	
Options exercised	(16,275)	86.05	
Options canceled/forfeited	(1,835)	137.62	
Shares at January 3, 2021	114,250	116.22	4,703
Options granted	18,525	164.62	
Options exercised	(13,248)	97.48	
Options canceled/forfeited	(2,166)	149.75	
Shares at January 2, 2022	117,361	125.36	5,364
Options granted	19,809	165.89	
Options exercised	(16,310)	100.15	
Options canceled/forfeited	(2,188)	160.56	
Shares at January 1, 2023	118,672	$134.95	$4,949

The total intrinsic value of options exercised was $1,228 million, $919 million and $1,021 million in fiscal years 2022, 2021 and 2020, respectively.

The following table summarizes stock options outstanding and exercisable at January 1, 2023:

(Shares in Thousands)	Outstanding			Exercisable	
Exercise Price Range	Options	Average Life[1]	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$72.54-$100.48	17,221	1.5	$93.07	17,221	$93.07
$101.87-$115.67	22,039	3.6	$108.78	22,039	$108.78
$129.51-$141.06	24,870	5.7	$130.88	24,228	$130.85
$151.41-$164.62	35,465	7.6	$157.75	150	$156.21
$164.63-$165.89	19,077	9.1	$165.89	23	$165.89
	118,672	**5.8**	**$134.95**	**63,661**	**$113.06**

[1] Average contractual life remaining in years.

Stock options outstanding at January 2, 2022 and January 3, 2021 were 117,361 and an average life of 5.8 years and 114,250 and an average life of 6.0 years, respectively. Stock options exercisable at January 2, 2022 and January 3, 2021 were 62,742 at an average price of $104.42 and 61,289 at an average price of $96.97, respectively.

Restricted Share Units and Performance Share Units

The Company grants restricted share units which vest over service periods that range from 6 months to 3 years. The Company also grants performance share units, which are paid in shares of Johnson & Johnson Common Stock after the end of a three-year performance period. Performance shares were granted with two equally-weighted goals that directly align with or help drive long-term total shareholder return: adjusted operational earnings per share and relative total shareholder return. The number of shares actually earned at the end of the three-year period will vary, based only on actual performance, from 0% to 200% of the target number of performance share units granted.

A summary of the restricted share units and performance share units activity under the Plans as of January 1, 2023 is presented below:

(Shares in Thousands)	Outstanding Restricted Share Units	Outstanding Performance Share Units
Shares at January 2, 2022	14,122	2,312
Granted	5,154	753
Issued	(4,866)	(637)
Canceled/forfeited/adjusted	(794)	(71)
Shares at January 1, 2023	**13,616**	**2,357**

The average fair value of the restricted share units granted was $153.67, $152.62 and $139.58 in fiscal years 2022, 2021 and 2020, respectively, using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The fair value of restricted share units issued was $591 million, $611 million and $650 million in 2022, 2021 and 2020, respectively.

The weighted average fair value of the performance share units granted was $170.46, $179.35 and $160.54 in fiscal years 2022, 2021 and 2020, calculated using the weighted average fair market value for each of the component goals at the date of grant.

The fair values for the sales and earnings per share goals of each performance share unit were estimated on the date of grant using the fair market value of the shares at the time of the award discounted for dividends, which are not paid on the performance share units during the vesting period. The fair value for the relative total shareholder return goal of each performance share unit was estimated on the date of grant using the Monte Carlo valuation model. The fair value of performance share units issued was $94 million, $83 million and $91 million in fiscal years 2022, 2021 and 2020, respectively.

17. Segments of Business* and Geographic Areas

(Dollars in Millions)	Sales to Customers			% Change	
	2022	2021	2020	'22 vs. '21	'21 vs. '20
CONSUMER HEALTH[1]					
OTC					
U.S.	$2,782	2,594	2,460	7.3%	5.4
International	3,249	3,034	2,761	7.1	9.9
Worldwide	6,031	5,627	5,221	7.2	7.8
Skin Health/Beauty					
U.S.	2,337	2,400	2,350	(2.6)	2.1
International	2,015	2,141	2,100	(5.9)	1.9
Worldwide	4,352	4,541	4,450	(4.2)	2.0
Oral Care					
U.S.	635	637	683	(0.3)	(6.7)
International	871	1,008	958	(13.6)	5.1
Worldwide	1,505	1,645	1,641	(8.5)	0.2
Baby Care					
U.S.	357	378	376	(5.5)	0.5
International	1,104	1,188	1,141	(7.1)	4.1
Worldwide	1,461	1,566	1,517	(6.7)	3.2
Women's Health					
U.S.	13	13	13	1.7	(1.6)
International	891	905	888	(1.5)	1.8
Worldwide	904	917	901	(1.5)	1.8
Wound Care/Other					
U.S.	475	495	480	(4.0)	3.1
International	224	243	240	(8.0)	1.7
Worldwide	700	739	720	(5.3)	2.6
TOTAL CONSUMER HEALTH					
U.S.	6,599	6,516	6,362	1.3	2.4
International	8,354	8,519	8,088	(1.9)	5.3
Worldwide	14,953	15,035	14,450	(0.5)	4.0

(Dollars in Millions)	Sales to Customers			% Change	
	2022	2021	2020	'22 vs. '21	'21 vs. '20
PHARMACEUTICAL[(1)]					
Immunology					
U.S.	11,036	10,843	10,175	1.8	6.6
International	5,899	5,907	4,880	(0.1)	21.0
Worldwide	16,935	16,750	15,055	1.1	11.3
REMICADE					
U.S.	1,417	2,019	2,508	(29.8)	(19.5)
U.S. Exports	204	236	346	(13.6)	(31.9)
International	722	935	893	(22.8)	4.8
Worldwide	2,343	3,190	3,747	(26.6)	(14.9)
SIMPONI / SIMPONI ARIA					
U.S.	1,166	1,127	1,155	3.5	(2.4)
International	1,017	1,148	1,088	(11.4)	5.5
Worldwide	2,184	2,276	2,243	(4.0)	1.4
STELARA					
U.S.	6,388	5,938	5,240	7.6	13.3
International	3,335	3,196	2,467	4.4	29.6
Worldwide	9,723	9,134	7,707	6.5	18.5
TREMFYA					
U.S.	1,844	1,503	926	22.7	62.3
International	824	624	421	32.0	48.2
Worldwide	2,668	2,127	1,347	25.4	57.9
OTHER IMMUNOLOGY					
U.S.	17	21	—	(18.4)	**
International	0	3	11	**	(73.3)
Worldwide	17	24	11	(28.2)	**
Infectious Diseases					
U.S.	1,680	2,249	1,735	(25.3)	29.7
International	3,769	3,576	1,808	5.4	97.8
Worldwide	5,449	5,825	3,543	(6.5)	64.4
COVID-19 VACCINE					
U.S.	120	634	—	(81.1)	**
International	2,059	1,751	—	17.6	**
Worldwide	2,179	2,385	—	(8.6)	**
EDURANT / rilpivirine					
U.S.	36	41	44	(10.8)	(7.6)
International	972	953	920	2.0	3.6
Worldwide	1,008	994	964	1.5	3.1
PREZISTA / PREZCOBIX / REZOLSTA / SYMTUZA					
U.S.	1,494	1,508	1,587	(1.0)	(4.9)
International	449	575	597	(21.9)	(3.6)
Worldwide	1,943	2,083	2,184	(6.7)	(4.6)

(Dollars in Millions)	Sales to Customers			% Change	
	2022	2021	2020	'22 vs. '21	'21 vs. '20
OTHER INFECTIOUS DISEASES					
U.S.	30	66	104	(55.5)	(36.0)
International	289	297	292	(2.6)	1.7
Worldwide	318	363	396	(12.3)	(8.3)
Neuroscience					
U.S.	3,570	3,347	3,091	6.7	8.3
International	3,323	3,641	3,435	(8.7)	6.0
Worldwide	6,893	6,988	6,526	(1.4)	7.1
CONCERTA / methylphenidate					
U.S.	151	172	183	(12.5)	(5.8)
International	493	495	439	(0.4)	12.8
Worldwide	644	667	622	(3.5)	7.3
INVEGA SUSTENNA / XEPLION / INVEGA TRINZA / TREVICTA					
U.S.	2,714	2,550	2,314	6.5	10.2
International	1,426	1,472	1,339	(3.1)	10.0
Worldwide	4,140	4,022	3,653	3.0	10.1
RISPERDAL CONSTA					
U.S.	257	287	296	(10.4)	(2.9)
International	228	305	346	(25.3)	(11.8)
Worldwide	485	592	642	(18.1)	(7.7)
OTHER NEUROSCIENCE					
U.S.	447	338	298	32.4	13.3
International	1,176	1,368	1,312	(14.1)	4.3
Worldwide	1,623	1,706	1,610	(4.9)	6.0
Oncology					
U.S.	6,930	5,958	5,092	16.3	17.0
International	9,052	8,590	7,275	5.4	18.1
Worldwide	15,983	14,548	12,367	9.9	17.6
DARZALEX					
U.S.	4,210	3,169	2,232	32.8	42.0
International	3,767	2,854	1,958	32.0	45.8
Worldwide	7,977	6,023	4,190	32.4	43.8
ERLEADA					
U.S.	968	813	583	19.2	39.3
International	913	478	176	* *	* *
Worldwide	1,881	1,291	760	45.7	70.0
IMBRUVICA					
U.S.	1,390	1,747	1,821	(20.4)	(4.0)
International	2,394	2,622	2,307	(8.7)	13.6
Worldwide	3,784	4,369	4,128	(13.4)	5.8
ZYTIGA / abiraterone acetate					
U.S.	74	119	373	(37.8)	(68.1)
International	1,696	2,178	2,097	(22.1)	3.9
Worldwide	1,770	2,297	2,470	(22.9)	(7.0)

(Dollars in Millions)	Sales to Customers			% Change	
	2022	2021	2020	'22 vs. '21	'21 vs. '20
OTHER ONCOLOGY					
U.S.	289	110	83	**	31.7
International	283	458	738	(38.3)	(37.9)
Worldwide	571	568	821	0.6	(30.8)
Pulmonary Hypertension					
U.S.	2,346	2,365	2,133	(0.8)	10.9
International	1,071	1,085	1,015	(1.3)	6.9
Worldwide	3,417	3,450	3,148	(1.0)	9.6
OPSUMIT					
U.S.	1,132	1,147	1,008	(1.3)	13.7
International	651	672	631	(3.2)	6.6
Worldwide	1,783	1,819	1,639	(2.0)	11.0
UPTRAVI					
U.S.	1,104	1,056	955	4.5	10.5
International	218	181	138	20.4	31.1
Worldwide	1,322	1,237	1,093	6.9	13.1
OTHER					
U.S.	110	163	169	(32.3)	(3.7)
International	202	232	247	(12.8)	(5.9)
Worldwide	313	395	416	(20.8)	(5.0)
Cardiovascular / Metabolism / Other					
U.S.	3,042	3,192	3,509	(4.7)	(9.0)
International	845	927	1,025	(8.9)	(9.6)
Worldwide	3,887	4,119	4,534	(5.6)	(9.2)
XARELTO					
U.S.	2,473	2,438	2,345	1.4	4.0
International	—	—	—	—	—
Worldwide	2,473	2,438	2,345	1.4	4.0
INVOKANA / INVOKAMET					
U.S.	193	308	564	(37.4)	(45.4)
International	255	254	231	0.1	9.9
Worldwide	448	563	795	(20.4)	(29.3)
OTHER[2]					
U.S.	376	446	600	(15.5)	(25.7)
International	590	673	794	(12.3)	(15.2)
Worldwide	966	1,119	1,394	(13.6)	(19.7)
TOTAL PHARMACEUTICAL					
U.S.	28,604	27,954	25,735	2.3	8.6
International	23,959	23,726	19,440	1.0	22.0
Worldwide	52,563	51,680	45,175	1.7	14.4

(Dollars in Millions)	Sales to Customers			% Change	
	2022	2021	2020	'22 vs. '21	'21 vs. '20
MEDTECH*[3]					
Interventional Solutions					
U.S.	2,169	1,836	1,452	18.2	26.4
International	2,131	2,135	1,594	(0.2)	34.0
Worldwide	4,300	3,971	3,046	8.3	30.4
Orthopaedics					
U.S.	5,321	5,126	4,779	3.8	7.3
International	3,267	3,462	2,984	(5.6)	16.0
Worldwide	8,587	8,588	7,763	0.0	10.6
HIPS					
U.S.	943	878	793	7.3	10.7
International	571	602	487	(5.1)	23.6
Worldwide	1,514	1,480	1,280	2.3	15.6
KNEES					
U.S.	851	787	743	8.2	5.9
International	508	538	427	(5.7)	26.1
Worldwide	1,359	1,325	1,170	2.6	13.3
TRAUMA					
U.S.	1,882	1,819	1,648	3.5	10.4
International	989	1,066	966	(7.2)	10.4
Worldwide	2,871	2,885	2,614	(0.5)	10.4
SPINE, SPORTS & OTHER					
U.S.	1,645	1,642	1,595	0.2	2.9
International	1,198	1,256	1,104	(4.6)	13.8
Worldwide	2,843	2,898	2,699	(1.9)	7.4
Surgery					
U.S.	3,897	3,867	3,249	0.8	19.0
International	5,793	5,945	4,983	(2.6)	19.3
Worldwide	9,690	9,812	8,232	(1.2)	19.2
ADVANCED					
U.S.	1,784	1,761	1,535	1.3	14.9
International	2,785	2,861	2,304	(2.6)	24.1
Worldwide	4,569	4,622	3,839	(1.1)	20.4
GENERAL					
U.S.	2,113	2,105	1,714	0.4	22.7
International	3,008	3,085	2,679	(2.5)	15.2
Worldwide	5,121	5,190	4,392	(1.3)	18.1
Vision					
U.S.	1,990	1,857	1,557	7.2	19.3
International	2,859	2,831	2,362	1.0	19.8
Worldwide	4,849	4,688	3,919	3.4	19.6
CONTACT LENSES / OTHER					
U.S.	1,522	1,398	1,213	8.9	15.2
International	2,022	2,043	1,781	(1.0)	14.7
Worldwide	3,543	3,440	2,994	3.0	14.9

(Dollars in Millions)	Sales to Customers			% Change	
	2022	**2021**	**2020**	**'22 vs. '21**	**'21 vs. '20**
SURGICAL					
U.S.	468	459	344	2.0	33.5
International	837	788	581	6.2	35.7
Worldwide	1,306	1,248	925	4.6	34.9
TOTAL MEDTECH					
U.S.	13,377	12,686	11,036	5.4	14.9
International	14,050	14,374	11,923	(2.3)	20.6
Worldwide	27,427	27,060	22,959	1.4	17.9
WORLDWIDE					
U.S.	48,580	47,156	43,133	3.0	9.3
International	46,363	46,619	39,451	(0.6)	18.2
Worldwide	$94,943	93,775	82,584	1.3 %	13.6

* Certain prior year amounts have been reclassified to conform to current year presentation
** Percentage greater than 100% or not meaningful
[1] Approximately $0.4 billion in both the fiscal 2021 and 2020, of certain international OTC products, primarily in China, were reclassified from the Pharmaceutical segment to the Consumer Health segment based on operational changes
[2] Inclusive of PROCRIT / EPREX which was previously disclosed separately
[3] Previously referred to as Medical Devices

(Dollars in Millions)	Income (Loss) Before Tax*			Identifiable Assets	
	2022 [3]	**2021** [4]	**2020** [5]	**2022**	**2021**
Consumer Health	$2,930	1,573	(852)	$24,068	25,081
Pharmaceutical	15,901	17,969	15,250	58,436	64,376
MedTech	4,607	4,373	3,044	70,956	53,372
Total	23,438	23,915	17,442	153,460	142,829
Less: Expense not allocated to segments [1]	624	1,072	945		
Less: Consumer Health separation costs	1,089	67			
General corporate [2]				33,918	39,189
Worldwide total	$21,725	22,776	16,497	$187,378	182,018

* Income before tax of approximately $0.2 billion and $0.2 billion in the fiscal years 2021 and 2020, respectively, has been reclassified as certain international OTC products, primarily in China, were reclassified from the Pharmaceutical segment to the Consumer Health segment based on operational changes

(Dollars in Millions)	Additions to Property, Plant & Equipment			Depreciation and Amortization		
	2022	**2021**	**2020**	**2022**	**2021**	**2020**
Consumer Health	$323	331	248	$658	759	785
Pharmaceutical	1,374	1,198	863	3,687	4,029	4,006
MedTech	2,120	1,933	1,980	2,302	2,286	2,140
Segments total	3,817	3,462	3,091	6,647	7,074	6,931
General corporate	192	190	256	323	316	300
Worldwide total	$4,009	3,652	3,347	$6,970	7,390	7,231

(Dollars in Millions)	Sales to Customers			Long-Lived Assets [6]	
	2022	2021	2020	2022	2021
United States	$48,580	47,156	43,133	$66,283	48,586
Europe	23,449	23,594	18,980	38,774	43,257
Western Hemisphere excluding U.S.	6,125	5,750	5,335	2,737	2,708
Asia-Pacific, Africa	16,789	17,275	15,136	4,431	5,035
Segments total	94,943	93,775	82,584	112,225	99,586
General corporate				1,134	1,014
Other non long-lived assets				74,019	81,418
Worldwide total	$94,943	93,775	82,584	$187,378	182,018

See Note 1 for a description of the segments in which the Company operates.

Export sales are not significant. In fiscal year 2022, the Company utilized three wholesalers distributing products for all three segments that represented approximately 16.5%, 13.0% and 12.0% of the total consolidated revenues. In fiscal year 2021, the Company had three wholesalers distributing products for all three segments that represented approximately 14.0%, 11.0% and 11.0% of the total consolidated revenues. In fiscal year 2020, the Company had three wholesalers distributing products for all three segments that represented approximately 16.0%, 12.0%, and 12.0% of the total consolidated revenues.

[1] Amounts not allocated to segments include interest (income) expense and general corporate (income) expense.

[2] General corporate includes cash, cash equivalents and marketable securities.

[3] Consumer Health includes:

- Litigation expense of $0.2 billion
- A restructuring related charge of $0.1 billion

  Pharmaceutical includes:

- One-time COVID-19 Vaccine manufacturing exit related costs of $1.5 billion
- An intangible asset impairment charge of approximately $0.8 billion related to an in-process research and development asset, bermekimab (JnJ-77474462), an investigational drug for the treatment of Atopic Dermatitis (AD) and Hidradenitis Suppurativa (HS) acquired with the acquisition of XBiotech, Inc. in the fiscal year 2020. Additional information regarding efficacy of the AD and HS indications became available which led the Company to the decision to terminate the development of bermekimab for AD and HS
- Litigation expense of $0.1 billion
- Loss of $0.7 billion related to the change in the fair value of securities
- A restructuring related charge of $0.1 billion

  MedTech includes:

- Litigation expense of $0.6 billion primarily for pelvic mesh related costs
- A restructuring related charge of $0.3 billion
- Acquisition and integration related costs of $0.3 billion primarily related to the acquisition of Abiomed
- A Medical Device Regulation charge of $0.3 billion

[4] Consumer Health includes:

- Litigation expense of $1.6 billion, primarily talc related costs
- A restructuring related charge of $0.1 billion

  Pharmaceutical includes:

- Litigation expense of $0.6 billion, primarily related to Risperdal Gynecomastia
- Divestiture gains of $0.6 billion
- Gains of $0.5 billion related to the change in the fair value of securities
- A restructuring related charge of $0.1 billion

MedTech includes:

- A restructuring related charge of $0.3 billion
- An in-process research and development expense of $0.9 billion related to Ottava
- A Medical Device Regulation charge of $0.2 billion
- Litigation expense of $0.1 billion

(5) Consumer Health includes:

- Litigation expense of $3.9 billion, primarily talc related costs and certain settlements.

Pharmaceutical includes:

- Litigation expense of $0.8 billion, primarily related to the agreement in principle to settle opioid litigation
- A gain of $0.5 billion related to the change in the fair value of securities
- A restructuring related charge of $0.1 billion

MedTech includes:

- A contingent consideration reversal of $1.1 billion related to the timing of certain developmental milestones associated with the Auris Health acquisition.
- Litigation expense of $0.3 billion
- A restructuring related charge of $0.3 billion
- An in-process research and development expense of $0.2 billion
- A Medical Device Regulation charge of $0.1 billion

(6) Long-lived assets include property, plant and equipment, net for fiscal years 2022, and 2021 of $19,803 and $18,962, respectively, and intangible assets and goodwill, net for fiscal years 2022 and 2021 of $93,556 and $81,638, respectively.

18. Acquisitions and Divestitures

During the fiscal year 2022, certain businesses were acquired for $17.7 billion in cash and $1.1 billion of liabilities assumed. These acquisitions were accounted for using the acquisition method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $17.3 billion and has been assigned to identifiable intangible assets, with any residual recorded to goodwill.

The fiscal year 2022 acquisitions primarily included Abiomed, Inc. (Abiomed). The remaining acquisitions were not material.

On December 22, 2022, the Company completed the acquisition of Abiomed, a leading, first-to-market provider of cardiovascular medical technology with a first-in-kind portfolio for the treatment of coronary artery disease and heart failure which also has an extensive innovation pipeline of life-saving technologies. The transaction broadens the Company's position as a growing cardiovascular innovator, advancing the standard of care in heart failure and recovery, one of healthcare's largest areas of unmet need. The transaction was accounted for as a business combination and the results of operations were included in the MedTech segment as of the date of the acquisition. The acquisition was completed through a tender offer for all outstanding shares. The consideration paid in the acquisition consisted of an upfront payment of $380.00 per share in cash, amounting to $17.1 billion, net of cash acquired, as well as a non-tradeable contingent value right ("CVR") entitling the holder to receive up to $35.00 per share in cash (which with respect to the CVRs total approximately $1.6 billion in the aggregate) if certain commercial and clinical milestones are achieved. The corresponding enterprise value (without taking into account the CVRs) of approximately $16.5 billion includes cash, cash equivalents and marketable securities acquired.

The milestones of the CVR consist of:

a. $17.50 per share, payable if net sales for Abiomed products exceeds $3.7 billion during Johnson & Johnson's fiscal second quarter of 2027 through fiscal first quarter of 2028, or if this threshold is not met during this period and is subsequently met during any rolling four quarter period up to the end of Johnson & Johnson's fiscal first quarter of 2029, $8.75 per share;

b. $7.50 per share payable upon FDA premarket application approval of the use of Impella® products in ST-elevated myocardial infarction (STEMI) patients without cardiogenic shock by January 1, 2028; and

c. $10.00 per share payable upon the first publication of a Class I recommendation for the use of Impella® products in high risk PCI or STEMI with or without cardiogenic shock within four years from their respective clinical endpoint publication dates, but in all cases no later than December 31, 2029.

The fair value of the acquisition was allocated to assets acquired of $19.9 billion (net of $0.3 billion cash acquired), primarily to goodwill for $10.9 billion, amortizable intangible assets for $6.6 billion, IPR&D for $1.1 billion, marketable securities of $0.6 billion and liabilities assumed of $2.8 billion, which includes the fair value of the contingent consideration mentioned above for $0.7 billion and deferred taxes of $1.8 billion. The goodwill is primarily attributable to the commercial acceleration and expansion of the portfolio and is not expected to be deductible for tax purposes. The contingent consideration was recorded in Other Liabilities on the Consolidated Balance Sheet.

As the acquisition occurred in December 2022, the Company is still finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed. The allocation of the purchase price included in the current period balance sheet is based on the best estimate of management and is preliminary and subject to change. To assist management in the allocation, the Company engaged valuation specialists to prepare appraisals. The Company will finalize the amounts recognized as the information necessary to complete the analysis is obtained. The Company expects to finalize these amounts as soon as possible but no later than one year from the acquisition date.

The amortizable intangible assets were primarily comprised of already in-market products of the Impella® platform with an average weighted life of 14 years. The IPR&D assets were valued for technology programs for unapproved products. The value of the IPR&D was calculated using probability-adjusted cash flow projections discounted for the risk inherent in such projects. The probability of success factor ranged from 52% to 70%. The discount rate applied was 9.5%.

In 2022, the Company recorded acquisition related costs before tax of approximately $0.3 billion, which was recorded in Other (income)/expense.

During fiscal year 2021, the Company did not make any material acquisitions.

During fiscal year 2020, certain businesses were acquired for $7.3 billion in cash and $0.4 billion of liabilities assumed. These acquisitions were accounted for using the acquisition method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $7.5 billion and has been assigned to identifiable intangible assets, with any residual recorded to goodwill.

The fiscal year 2020 acquisitions primarily included: all rights to the investigational compound bermekimab, which has multiple dermatological indications, along with certain employees from XBiotech Inc. (XBiotech), Momenta Pharmaceuticals, Inc. (Momenta), a company that discovers and develops novel therapies for immune-mediated diseases and the outstanding shares in Verb Surgical Inc., a company with significant robotics and data science capabilities.

During the fiscal first quarter of 2020, the Company completed the acquisition of all rights to the investigational compound bermekimab, which has multiple dermatological indications, along with certain employees from XBiotech Inc., for a purchase price of $0.8 billion. The fair value of the acquisition was allocated primarily to non-amortizable intangible assets, primarily IPR&D, for $0.8 billion applying a probability of success factor that ranged from 20% to 60% to reflect inherent development, regulatory and commercial risk for the different indications. The discount rate applied was approximately 16%. The transaction was accounted for as a business combination and included in the Pharmaceutical segment. In fiscal 2022, the Company recorded an intangible asset impairment charge of approximately $0.8 billion related to this in-process research and development asset.

Additionally, in the fiscal first quarter of 2020, the Company completed the acquisition of all outstanding shares in Verb Surgical Inc., a company with significant robotics and data science capabilities, including those shares previously held by Verily. The transaction was accounted for as a business combination and included in the MedTech segment. The fair value of the acquisition was allocated primarily to non-amortizable intangible assets, primarily IPR&D, for $0.4 billion, goodwill for $0.2 billion, other assets of $0.2 billion and liabilities assumed of $0.3 billion. The fair value of the Company's previously held equity investment in Verb Surgical Inc. was $0.4 billion.

On October 1, 2020, the Company completed the acquisition of Momenta for a purchase price of approximately $6.1 billion, net of cash acquired. The fair value of the acquisition was allocated primarily to non-amortizable intangible assets (IPR&D) of $6.0 billion, goodwill of $1.2 billion, other assets of $0.5 billion and liabilities of $1.6 billion. The assets acquired are intended to address substantial unmet medical need in maternal-fetal disorders, neuro-inflammatory disorders, rheumatology, dermatology and autoimmune hematology. Depending on the asset, probability of success factors ranging from 20% to 77% were used in the fair value calculation to reflect inherent development and regulatory risk of the IPR&D. The discount rate applied was approximately 13%. The goodwill is primarily attributable to synergies expected to arise from the business acquisition and is not expected to be deductible for tax purposes. The transaction was accounted for as a business combination and included in the Pharmaceutical segment.

In accordance with U.S. GAAP standards related to business combinations, and goodwill and other intangible assets, supplemental pro forma information for fiscal years 2022, 2021 and 2020 is not provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company's results of operations.

Divestitures

During fiscal year 2022, the Company did not make any material divestitures.

During fiscal year 2021, in separate transactions, the Company divested two brands outside the U.S. within the Pharmaceutical segment. The Company recognized a pre-tax gain recorded in Other (income) expense, net, of approximately $0.6 billion.

During fiscal year 2020, the Company sold 11.8 million shares of Idorsia LTD (Idorsia), or its 8.3% ownership in the company at that time. The transaction resulted in gross proceeds of approximately CHF 337 million ($357 million) based on a sales price of CHF 28.55/share and resulted in an immaterial net loss. At the end of fiscal 2020, the Company had rights to approximately 38.7 million shares through a convertible loan with a principal amount of CHF 445 million (due June 2027). During fiscal year 2021, the Company converted CHF 110 million ($120 million) of this loan into approximately 9.6 million shares of Idorsia which were reflected at fair value as of January 2, 2022. During the fiscal third quarter of 2021, the Company's undrawn credit facility with Idorsia was terminated.

19. Legal Proceedings

Johnson & Johnson and certain of its subsidiaries are involved in various lawsuits and claims regarding product liability; intellectual property; commercial; indemnification and other matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of their business.

The Company records accruals for loss contingencies associated with these legal matters when it is probable that a liability will be incurred, and the amount of the loss can be reasonably estimated. As of January 1, 2023, the Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated. The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals as might be warranted based on new information and further developments in accordance with ASC 450-20-25. For these and other litigation and regulatory matters discussed below for which a loss is probable or reasonably possible, the Company is unable to estimate the possible loss or range of loss beyond the amounts accrued. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. The ability to make such estimates and judgments can be affected by various factors including, among other things, whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; procedural or jurisdictional issues; the uncertainty and unpredictability of the number of potential claims; ability to achieve comprehensive multi-party settlements; complexity of related cross-claims and counterclaims; and/or there are numerous parties involved. To the extent adverse awards, judgments or verdicts have been rendered against the Company, the Company does not record an accrual until a loss is determined to be probable and can be reasonably estimated.

In the Company's opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company's balance sheet, is not expected to have a material adverse effect on the Company's financial position. However, the resolution of, or increase in accruals for, one or more of these matters in any reporting period may have a material adverse effect on the Company's results of operations and cash flows for that period.

PRODUCT LIABILITY

The Company and certain of its subsidiaries are involved in numerous product liability claims and lawsuits involving multiple products. Claimants in these cases seek substantial compensatory and, where available, punitive damages. While the Company believes it has substantial defenses, it is not feasible to predict the ultimate outcome of litigation. From time to time, even if it has substantial defenses, the Company considers isolated settlements based on a variety of circumstances. The Company has established accruals for product liability claims and lawsuits in compliance with

ASC 450-20 based on currently available information, which in some cases may be limited. The Company accrues an estimate of the legal defense costs needed to defend each matter when those costs are probable and can be reasonably estimated. For certain of these matters, the Company has accrued additional amounts such as estimated costs associated with settlements, damages and other losses. Product liability accruals can represent projected product liability for thousands of claims around the world, each in different litigation environments and with different fact patterns. Changes to the accruals may be required in the future as additional information becomes available.

The most significant of these cases include: the DePuy ASR XL Acetabular System and DePuy ASR Hip Resurfacing System; the PINNACLE Acetabular Cup System; pelvic meshes; RISPERDAL; body powders containing talc, primarily JOHNSON'S Baby Powder; ETHICON PHYSIOMESH Flexible Composite Mesh; ELMIRON; and TYLENOL. As of January 1, 2023, in the United States there were approximately 170 plaintiffs with direct claims in pending lawsuits regarding injuries allegedly due to the DePuy ASR XL Acetabular System and DePuy ASR Hip Resurfacing System; 1,400 with respect to the PINNACLE Acetabular Cup System; 9,000 with respect to pelvic meshes; 1,100 with respect to RISPERDAL; 40,300 with respect to body powders containing talc; 2,100 with respect to ETHICON PHYSIOMESH Flexible Composite Mesh; 2,000 with respect to ELMIRON; and 170 with respect to TYLENOL. The number of pending lawsuits is expected to fluctuate as certain lawsuits are settled or dismissed and additional lawsuits are filed.

In August 2010, DePuy Orthopaedics, Inc. (DePuy) announced a worldwide voluntary recall of its ASR XL Acetabular System and DePuy ASR Hip Resurfacing System (ASR Hip) used in hip replacement surgery. Claims for personal injury have been made against DePuy and the Company. Cases filed in federal courts in the United States have been organized as a multi-district litigation in the United States District Court for the Northern District of Ohio. Litigation has also been filed in countries outside of the United States, primarily in the United Kingdom, Canada, Australia, Ireland, Germany, India and Italy. In November 2013, DePuy reached an agreement with a Court-appointed committee of lawyers representing ASR Hip plaintiffs to establish a program to settle claims with eligible ASR Hip patients in the United States who had surgery to replace their ASR Hips, known as revision surgery, as of August 2013. DePuy reached additional agreements in February 2015 and March 2017, which further extended the settlement program to include ASR Hip patients who had revision surgeries after August 2013 and prior to February 15, 2017. This settlement program has resolved more than 10,000 claims, thereby bringing to resolution significant ASR Hip litigation activity in the United States. However, lawsuits in the United States remain, and the settlement program does not address litigation outside of the United States. In Australia, a class action settlement was reached that resolved the claims of the majority of ASR Hip patients in that country. In Canada, the Company has reached agreements to settle the class actions filed in that country. The Company continues to receive information with respect to potential additional costs associated with this recall on a worldwide basis. The Company has established accruals for the costs associated with the United States settlement program and ASR Hip-related product liability litigation.

Claims for personal injury have also been made against DePuy Orthopaedics, Inc. and the Company (collectively, DePuy) relating to the PINNACLE Acetabular Cup System used in hip replacement surgery. Product liability lawsuits continue to be filed, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. Most cases filed in federal courts in the United States have been organized as a multi-district litigation in the United States District Court for the Northern District of Texas (Texas MDL). Beginning on June 1, 2022, the Judicial Panel on Multidistrict Litigation ceased transfer of new cases into the Texas MDL, and there are now cases pending in federal court outside the Texas MDL. Litigation also has been filed in state courts and in countries outside of the United States. Prior to 2019, several adverse verdicts had been rendered against DePuy, one of which was reversed on appeal and remanded for retrial. During the first quarter of 2019, DePuy established a United States settlement program to resolve these cases. As part of the settlement program, adverse verdicts have been settled. The Company has established an accrual for product liability litigation associated with the PINNACLE Acetabular Cup System and the related settlement program.

Claims for personal injury have been made against Ethicon, Inc. (Ethicon) and the Company arising out of Ethicon's pelvic mesh devices used to treat stress urinary incontinence and pelvic organ prolapse. The Company continues to receive information with respect to potential costs and additional cases. Cases filed in federal courts in the United States had been organized as a multi-district litigation (MDL) in the United States District Court for the Southern District of West Virginia. In March 2021, the MDL Court entered an order closing the MDL. The MDL Court has remanded cases for trial to the jurisdictions where the case was originally filed and additional pelvic mesh lawsuits have been filed, and remain, outside of the MDL. The Company has settled or otherwise resolved the majority of the United States cases and the estimated costs associated with these settlements and the remaining cases are reflected in the Company's accruals. In addition, class actions and individual personal injury cases or claims seeking damages for alleged injury resulting from Ethicon's pelvic mesh devices have been commenced in various countries outside of the United States, including claims and cases in the United Kingdom, the Netherlands, Belgium, France, Ireland, Italy, Spain and Slovenia and class actions in Israel, Australia, Canada and South Africa. In November 2019, the Federal Court of Australia issued a judgment regarding its findings with respect to liability in relation to the three Lead Applicants and generally in relation to the design, manufacture, pre and post-market assessments and testing, and supply and promotion of the devices in Australia used to treat stress urinary incontinence and pelvic organ prolapse. In September 2022, after exhausting its appeals, the Company reached an in-principle agreement to resolve the two pelvic mesh class actions in Australia, pending Federal Court approval. In November 2022, the application for approval of the settlement was filed, and a hearing on the settlement has been scheduled for the end of February 2023. The class actions in Canada were discontinued in 2020 as a result of a settlement of a group of cases and an agreement to resolve the Israeli class action was reached in May 2021. The parties in the Israeli class action are currently finalizing the terms of the settlement. A motion to approve the settlement was filed with the Court. The Company has established accruals with respect to product liability litigation associated with Ethicon's pelvic mesh products.

Following a June 2016 worldwide market withdrawal of ETHICON PHYSIOMESH Flexible Composite Mesh (Physiomesh), claims for personal injury have been made against Ethicon, Inc. (Ethicon) and the Company alleging personal injury arising out of the use of this hernia mesh device. Cases filed in federal courts in the United States have been organized as a multi-district litigation (MDL) in the United States District Court for the Northern District of Georgia. A multi-county litigation (MCL) also has been formed in New Jersey state court and assigned to Atlantic County for cases pending in New Jersey. In addition to the matters in the MDL and MCL, there are additional lawsuits pending in the United States District Court for the Southern District of Ohio, which are part of the MDL for polypropylene mesh devices manufactured by C.R. Bard, Inc., and lawsuits pending in two New Jersey MCLs formed for Proceed/Proceed Ventral Patch and Prolene Hernia systems, and lawsuits pending outside the United States. In May 2021, Ethicon and lead counsel for the plaintiffs entered into a term sheet to resolve approximately 3,600 Physiomesh cases (covering approximately 4,300 plaintiffs) pending in the MDL and MCL at that time. A master settlement agreement (MSA) was entered into in September 2021 and includes 3,729 cases in the MDL and MCL. All deadlines and trial settings in those proceedings are currently stayed pending the completion of the settlement agreement. Of the cases subject to the MSA, 2,236 have been dismissed with prejudice. Post-settlement cases in the Physiomesh MDL and MCL are subject to docket control orders requiring early expert reports and discovery requirements. As of January 2023, there are approximately 208 active cases subject to these orders which are being reviewed and evaluated.

Claims have also been filed against Ethicon and the Company alleging personal injuries arising from the PROCEED Mesh and PROCEED Ventral Patch hernia mesh products. In March 2019, the New Jersey Supreme Court entered an order consolidating these cases pending in New Jersey as an MCL in Atlantic County Superior Court. Additional cases have been filed in various federal and state courts in the United States, and in jurisdictions outside the United States.

Ethicon and the Company also have been subject to claims for personal injuries arising from the PROLENE Polypropylene Hernia System. In January 2020, the New Jersey Supreme Court created an MCL in Atlantic County Superior Court to handle such cases. Cases involving this product have also been filed in other federal and state courts in the United States.

In October 2022, an agreement in principle, subject to various conditions, was reached to settle the majority of the pending cases involving Proceed, Proceed Ventral Patch, Prolene Hernia System and related multi-layered mesh products. All litigation activities in the two New Jersey MCLs are stayed pending resolution of the proposed settlement. Future cases that are filed in the New Jersey MCLs will be subject to docket control orders requiring early expert reports and discovery requirements.

The Company has established accruals with respect to product liability litigation associated with ETHICON PHYSIOMESH Flexible Composite Mesh, PROCEED Mesh and PROCEED Ventral Patch, and PROLENE Polypropylene Hernia System products.

Claims for personal injury have been made against Janssen Pharmaceuticals, Inc. and the Company arising out of the use of RISPERDAL, and related compounds, indicated for the treatment of schizophrenia, acute manic or mixed episodes associated with bipolar I disorder and irritability associated with autism. Lawsuits primarily have been filed in state courts in Pennsylvania, California, and Missouri. Other actions are pending in various courts in the United States and Canada. Product liability lawsuits continue to be filed, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. The Company has successfully defended a number of these cases but there have been verdicts against the Company, including a verdict in October 2019 of $8.0 billion of punitive damages related to one plaintiff, which the trial judge reduced to $6.8 million in January 2020. In September 2021, the Company entered into a settlement in principle with the counsel representing plaintiffs in this matter and in substantially all of the outstanding cases in the United States. The costs associated with this and other settlements are reflected in the Company's accruals.

Claims for personal injury arising out of the use of XARELTO, an oral anticoagulant, have been made against Janssen Pharmaceuticals, Inc. (JPI); the Company; and JPI's collaboration partner for XARELTO, Bayer Healthcare AG, and certain of its affiliates. Cases filed in federal courts in the United States have been organized as a multi-district litigation in the United States District Court for the Eastern District of Louisiana. In addition, cases were filed in state courts across the United States. Many of these cases were consolidated into a state mass tort litigation in Philadelphia, Pennsylvania and in a coordinated proceeding in Los Angeles, California. Class action lawsuits also have been filed in Canada. In March 2019, JPI and the Company announced an agreement in principle to settle the XARELTO cases in the United States; the settlement agreement was executed in May 2019, the settlement became final in December 2019, and the settlement was funded in January 2020. This resolved the majority of cases pending in the United States. The Company has established accruals for its costs associated with the United States settlement program and XARELTO related product liability litigation.

A significant number of personal injury claims alleging that talc causes cancer were made against Johnson & Johnson Consumer Inc. and the Company arising out of the use of body powders containing talc, primarily JOHNSON'S Baby Powder. The number of these personal injury lawsuits, filed in state and federal courts in the United States as well as outside of the United States, continued to increase.

In talc cases that previously have gone to trial, the Company has obtained a number of defense verdicts, but there also have been verdicts against the Company, many of which have been reversed on appeal. In June 2020, the Missouri Court of Appeals reversed in part and affirmed in part a July 2018 verdict of $4.7 billion in *Ingham v. Johnson & Johnson, et al.,* No. ED 207476 (Mo. App.), reducing the overall award to $2.1 billion. An application for transfer of the case to the Missouri Supreme Court was subsequently denied and in June 2021, a petition for certiorari, seeking a review of the *Ingham* decision by the United States Supreme Court, was denied. In June 2021, the Company paid the award, which, including interest, totaled approximately $2.5 billion. The facts and circumstances, including the terms of the award, were unique to the *Ingham* decision and not representative of other claims brought against the Company. The Company continues to believe that it has strong legal grounds to contest the other talc verdicts that it has appealed. Notwithstanding the Company's confidence in the safety of its talc products, in certain circumstances the Company has settled cases.

In October 2021, Johnson & Johnson Consumer Inc. (Old JJCI) implemented a corporate restructuring (the 2021 Corporate Restructuring). As a result of that restructuring, Old JJCI ceased to exist and three new entities were created: (a) LTL Management LLC, a North Carolina limited liability company (LTL or Debtor); (b) Royalty A&M LLC, a North Carolina limited liability company and a direct subsidiary of LTL (RAM); and (c) the Debtor's direct parent, Johnson & Johnson Consumer Inc., a New Jersey company (New JJCI). The Debtor received certain of Old JJCI's assets and became solely responsible for the talc-related liabilities of Old JJCI, including all liabilities related in any way to injury or damage, or alleged injury or damage, sustained or incurred in the purchase or use of, or exposure to, talc, including talc contained in any product, or to the risk of, or responsibility for, any such damage or injury, except for any liabilities for which the exclusive remedy is provided under a workers' compensation statute or act (the Talc-Related Liabilities).

In October 2021, notwithstanding the Company's confidence in the safety of its talc products, the Debtor filed a voluntary petition with the United States Bankruptcy Court for the Western District of North Carolina, Charlotte Division, seeking relief under chapter 11 of the Bankruptcy Code (the LTL Bankruptcy Case). As a result of the LTL Bankruptcy Case, the North Carolina Bankruptcy Court entered a temporary restraining order staying all litigation against LTL and Old JJCI. On November 15, 2021, the North Carolina Bankruptcy Court confirmed the scope of the stay, issuing a Preliminary Injunction (PI) prohibiting and enjoining the commencement and prosecution of talc-related claims against LTL, Old JJCI, New JJCI, the Company, other of their corporate affiliates, identified retailers, insurance companies, and certain other parties (the Protected Parties). The LTL Bankruptcy Case was transferred to the United States Bankruptcy Court for the District of New Jersey in November 2021, and that court extended the PI through the end of February 2022. Claimants filed motions to dismiss the LTL Bankruptcy Case and, following a multiple day hearing, the New Jersey Bankruptcy Court denied those motions by order issued in March 2022. The New Jersey Bankruptcy Court simultaneously issued another order extending the stay as to the Protected Parties. The claimants subsequently filed notices of appeal as to the denial of the motions to dismiss and the extension of the stay. In May 2022, the Third Circuit Court of Appeals granted the petitions to appeal. The briefing and oral argument on the appeal were completed in September 2022. On January 30, 2023, the Third Circuit reversed the Bankruptcy Court's ruling and remanded to the Bankruptcy Court to dismiss the LTL bankruptcy. LTL filed a petition for rehearing on the decision.

While the New Jersey Bankruptcy Court's order effectively stays all of the Company's talc-related personal injury litigation, LTL has agreed to lift the stay on a small number of appeals where appeal bonds have been filed.

The Company has agreed to provide funding to LTL for the payment of amounts the New Jersey Bankruptcy Court determines are owed by LTL and the establishment of a $2 billion trust in furtherance of this purpose. The Company has established a reserve for approximately $2 billion in connection with the aforementioned trust. After and as a result of the filing of the LTL Bankruptcy Case, the Company de-consolidated LTL, which is a related party. The impact of the de-consolidation is not material to the Company. The parties have not yet reached a resolution of all talc matters in the LTL Bankruptcy Case, and the Company is unable to estimate the possible loss or range of loss beyond the amount accrued.

A class action advancing claims relating to industrial talc was filed against the Company and others in New Jersey state court in May 2022 (the Edley Class Action). The Edley Class Action asserts, among other things, that the Company fraudulently defended past asbestos personal injury lawsuits arising from exposure to industrial talc mined, milled, and manufactured before January 6, 1989 by the Company's then wholly owned subsidiary, Windsor Minerals, Inc., which is currently a debtor in the Imerys Bankruptcy described hereafter. The Company removed the Edley Class Action to federal court in the District of New Jersey. In July 2022, Imerys filed a motion in the Imerys Bankruptcy to stay the Edley Class Action, which was denied in August 2022. In October 2022, the Company filed motions to dismiss and to deny certification of a class to pursue the Edley Class Action in the New Jersey District Court.

In February 2019, the Company's talc supplier, Imerys Talc America, Inc. and two of its affiliates, Imerys Talc Vermont, Inc. and Imerys Talc Canada, Inc. (collectively, Imerys) filed a voluntary petition under chapter 11 of the United States Code (the Bankruptcy Code) in the United States Bankruptcy Court for the District of Delaware (Imerys Bankruptcy). The Imerys Bankruptcy relates to Imerys's potential liability for personal injury from exposure to talcum powder sold by Imerys. In its bankruptcy, Imerys alleges it has claims against the Company for indemnification and rights to joint insurance proceeds. In May 2020, Imerys, its parent Imerys S.A., the Tort Claimants' Committee (TCC), and the Future Claimants' Representative (FCR) (collectively, the Plan Proponents) filed their Plan of Reorganization (the Plan) and the Disclosure Statement related thereto. The Plan Proponents have since filed numerous amendments to the Plan and Disclosure Statement. A hearing on the Plan Proponent's Disclosure Statement was held in January 2021, and the Court entered an order approving the Disclosure Statement, allowing Imerys to proceed with soliciting votes on the Plan.

In March 2021, the Company voted to reject the Plan and opted out of the consensual releases in the Plan. In April 2021, the Plan Proponents announced the Plan had received the requisite number of accepting votes to confirm the Plan. The Company challenged certain improprieties with respect to portions of the vote and sought to disqualify those votes. In October 2021, the Bankruptcy Court issued a ruling deeming thousands of votes as withdrawn.

In October 2021, Imerys cancelled the confirmation hearing on the Plan. Imerys, the TCC, the FCR, certain of Imerys's insurers, and certain parties in the Cyprus Mines chapter 11 case (described below) (collectively the Mediation Parties) agreed to engage in mediation. The most recent term of the mediation ended on December 31, 2022.

In July 2021, Imerys commenced an adversary proceeding against the Company in the Imerys Bankruptcy (the Imerys Adversary Proceeding). The Imerys Adversary Proceeding sought, among other things, certain declarations with respect to the indemnification obligations allegedly owed by the Company to Imerys. The TCC and FCR simultaneously filed a motion for temporary restraining order and preliminary injunction seeking to enjoin the Company from undergoing a corporate restructuring that would separate the Company's talc liabilities from its other assets. The Bankruptcy Court denied the motion. The Company thereafter filed a motion to dismiss the adversary proceeding. The Bankruptcy Court has not yet decided the motion to dismiss. In October 2021, the Company filed a Notice of Bankruptcy Filing and Stay of Proceedings clarifying that the automatic stay arising upon the filing of the LTL Bankruptcy Case should apply to the Imerys Adversary Proceeding.

In June 2020, Cyprus Mines Corporation and its parent, Cyprus Amax Minerals Company (CAMC) (together, Cyprus), which had owned certain Imerys talc mines, filed an adversary proceeding against the Company and Imerys in the Imerys Bankruptcy seeking a declaration of indemnity rights under certain contractual agreements (the Cyprus Adversary Proceeding). The Company denies such indemnification is owed, and filed a motion to dismiss the adversary complaint. In February 2021, Cyprus filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code and filed its Disclosure Statement and Plan (the Cyprus Plan). The Cyprus Plan contemplates a settlement with Imerys and talc claimants where Cyprus would make a monetary contribution to a trust established under the Imerys Plan in exchange for an injunction against talc claims asserted against it and certain protected parties. Cyprus has not yet sought approval of its Disclosure Statement and Plan. Cyprus, along with the TCC and FCR appointed in the Cyprus chapter 11 case, have agreed to participate in the mediation with the Mediation Parties. In October 2021, the Company filed a Notice of Bankruptcy Filing and Stay of Proceedings clarifying that the automatic stay arising upon the filing of the LTL Bankruptcy Case should apply to the Cyprus Adversary Proceeding. In June 2022, Cyprus commenced an Adversary Proceeding in its chapter 11 case seeking an order enforcing the automatic stay by enjoining parties from commencing or continuing "talc-related claims" against CAMC. In June 2022, the court entered a preliminary injunction order enjoining claimants from pursuing talc-related claims against CAMC through January 2023.

In February 2021, several of the Company's insurers involved in coverage litigation in New Jersey State Court (the Coverage Action) filed a motion in the Imerys Bankruptcy Court proceeding seeking a determination that the automatic stay does not apply to the Coverage Action and, in the alternative, seeking relief from the automatic stay to allow them to continue to litigate their claims in the Coverage Action. In March 2021, the Company filed a limited response and reservation of rights with respect to the motion. The Court entered an agreed order modifying the stay to allow the litigation in the Coverage Action to continue. In October 2021, LTL filed a Notice of Bankruptcy Filing and Stay of Proceedings clarifying that the automatic stay arising upon the filing of the LTL Bankruptcy Case should apply to the Coverage Action. In March 2022, the New Jersey Bankruptcy Court ruled that the LTL automatic stay applied to the Coverage Action.

In February 2018, a securities class action lawsuit was filed against the Company and certain named officers in the United States District Court for the District of New Jersey, alleging that the Company violated the federal securities laws by failing to disclose alleged asbestos contamination in body powders containing talc, primarily JOHNSON'S Baby Powder, and that purchasers of the Company's shares suffered losses as a result. Plaintiff is seeking damages. In April 2019, the Company moved to dismiss the complaint and briefing on the motion was complete as of August 2019. In December 2019, the Court denied, in part, the motion to dismiss. In March 2020, the Company answered the complaint. In April 2021, briefing on Plaintiff's motion for class certification was completed. In July 2021, the Company filed a notice of supplemental authority in opposition to Plaintiff's motion for class certification, and Plaintiff filed a response. In December 2021, the Company filed a motion to supplement the class certification record, and in January 2022, Plaintiff responded. In March 2022, LTL asked the New Jersey Bankruptcy Court to stay the securities class action. In April 2022, Defendants filed a second motion to supplement the class certification record. In May 2022, the New Jersey Bankruptcy Court entered an order staying the securities class action. Plaintiff has appealed the Bankruptcy Court's order.

A lawsuit was brought against the Company in the Superior Court of California for the County of San Diego alleging violations of California's Consumer Legal Remedies Act (CLRA) relating to JOHNSON'S Baby Powder. In that lawsuit, the plaintiffs allege that the Company violated the CLRA by failing to provide required Proposition 65 warnings. In July 2019, the Company filed a notice of removal to the United States District Court for the Southern District of California and plaintiffs filed a second amended complaint shortly thereafter. In October 2019, the Company moved to dismiss the second amended complaint for failure to state a claim upon which relief may be granted. In response to those motions, plaintiffs filed a third amended complaint. In December 2019, the Company moved to dismiss the third amended complaint for failure to state a claim upon which relief may be granted. In April 2020, the Court granted the motion to dismiss but granted leave to amend. In May 2020, plaintiffs filed a Fourth Amended Complaint but indicated that they would be filing a motion for leave to file a fifth amended complaint. Plaintiffs filed a Fifth Amended Complaint in August 2020. The Company moved to dismiss the Fifth Amended Complaint for failure to state a claim upon which relief may be granted. In January 2021, the Court issued an Order and opinion ruling in the Company's favor and granting the motion to dismiss with prejudice. In February 2021, Plaintiffs filed a Notice of Appeal with the Ninth Circuit. Plaintiffs filed their opening brief in July 2021. The company filed its responsive brief in October 2021. In October 2021, Notice of Suggestion of Bankruptcy was filed with the Ninth Circuit. A bankruptcy stay was imposed in December 2021, and the Court held the reply deadline in abeyance. In February 2022, the Bankruptcy Court issued an order extending the stay. The appeal continues to be held in abeyance, with the Company being required to file periodic status updates.

In addition, the Company has received inquiries, subpoenas, and requests to produce documents regarding talc matters and the LTL Bankruptcy Case from various governmental authorities. The Company has produced documents and responded to inquiries, and will continue to cooperate with government inquiries.

Claims for personal injury have been made against a number of Johnson & Johnson companies, including Janssen Pharmaceuticals, Inc. and the Company, arising out of the use of INVOKANA, a prescription medication indicated to improve glycemic control in adults with Type 2 diabetes. In December 2016, lawsuits filed in federal courts in the United States were organized as a multi-district litigation in the United States District Court for the District of New Jersey. Cases have also been filed in state courts. Class action lawsuits have been filed in Canada. Product liability lawsuits continue to be filed, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. The Company has settled or otherwise resolved many of the cases and claims in the United States and the costs associated with these settlements are reflected in the Company's accruals.

Claims for personal injury have been made against a number of Johnson & Johnson companies, including Janssen Pharmaceuticals, Inc. and the Company, arising out of the use of ELMIRON, a prescription medication indicated for the relief of bladder pain or discomfort associated with interstitial cystitis. These lawsuits, which allege that ELMIRON contributes to the development of permanent retinal injury and vision loss, have been filed in both state and federal courts across the United States. In December 2020, lawsuits filed in federal courts in the United States, including putative class action cases seeking medical monitoring, were organized as a multi-district litigation in the United States District Court for the District of New Jersey. In addition, cases have been filed in various state courts of New Jersey, which have been coordinated in a multi-county litigation in Bergen County, as well as the Court of Common Pleas in Philadelphia, which have been coordinated and granted mass tort designation. In addition, three class action lawsuits have been filed in Canada. Product liability lawsuits continue to be filed, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. The Company has established accruals for defense and indemnity costs associated with ELMIRON related product liability litigation.

Claims for personal injury have been made against Johnson and Johnson Consumer Inc. (JJCI), arising out of the use of TYLENOL, an over-the-counter pain medication, alleging that prenatal exposure to acetaminophen is associated with the development of autism spectrum disorder and/or attention-deficit/hyperactivity disorder. In October 2022, lawsuits filed in federal courts in the United States were organized as a multi-district litigation in the United States District Court for the Southern District of New York. In addition, lawsuits have been filed in Canada. Product liability lawsuits continue to be filed, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. The Company has established accruals for defense costs associated with TYLENOL related product liability litigation.

INTELLECTUAL PROPERTY

Certain subsidiaries of the Company are subject, from time to time, to legal proceedings and claims related to patent, trademark and other intellectual property matters arising out of their businesses. Many of these matters involve challenges to the coverage and/or validity of the patents on various products and allegations that certain of the Company's products infringe the patents of third parties. Although these subsidiaries believe that they have substantial defenses to these challenges and allegations with respect to all significant patents, there can be no assurance as to the outcome of these matters. A loss in any of these cases could adversely affect the ability of these subsidiaries to sell their products, result in loss of sales due to loss of market exclusivity, require the payment of past damages and future royalties, and may result in a non-cash impairment charge for any associated intangible asset. Significant matters are described below.

MedTech

In August 2018, Intuitive Surgical, Inc. and Intuitive Surgical Operations, Inc. (collectively, Intuitive) filed a patent infringement suit against Auris Health, Inc. (Auris) in United States District Court for the District of Delaware. In the suit, Intuitive alleges willful infringement of U.S. Patent Nos. 6,522,906 ('906); 6,800,056 ('056); 8,142,447 ('447); and 9,452,276 ('276) based on Auris' MONARCH Platform. Auris filed IPR Petitions with the U.S. Patent and Trademark Office (USPTO) regarding the '056, '447, '276 and '906 patents. In December 2019, the USPTO denied review of the '056 patent. In February and March 2020, the USPTO instituted review of the '447, and '906 patents and denied review of the '276 patent. In March 2021, the USPTO ruled that the challenged claims of the '447 and '906 patents are not invalid. Auris appealed, and in April 2022, the United States Court of Appeals for the Federal Circuit vacated the decision that the '447 patent was not invalid and remanded the decision to the USPTO for further review. In May 2022, the United States Court of Appeals for the Federal Circuit confirmed the ruling that claim 53 of the '906 patent was not invalid, vacated the decision that the remaining claims of the '906 patent were not invalid and remanded the decision to the USPTO for further review. Auris filed a request for reexamination of the '276 patent in November 2021, and in January 2022, the USPTO granted the reexamination request. Trial is scheduled to begin in September 2023.

In August 2019, RSB Spine LLC (RSB Spine) filed a patent infringement suit against DePuy Synthes, Inc. in the United States District Court for the District of Delaware. In October 2019, RSB Spine amended the complaint to change the named defendants to DePuy Synthes Sales, Inc. and DePuy Synthes Products, Inc. In the suit, RSB Spine alleges willful infringement of U.S. Patent Nos. 6,984,234 ('234) and 9,713,537 ('537) by one or more of the following products: ZERO-P-VA Spacer, ZERO-P Spacer, ZERO-P NATURAL Plate, SYNFIX LR Spacer and SYNFIX Evolution System. RSB Spine seeks monetary damages and injunctive relief. In November 2019, the suit was consolidated for pre-trial purposes with other patent infringement suits brought by RSB Spine in the United States District Court for the District of Delaware against Life Spine, Inc., Medacta USA, Inc., and Precision Spine, Inc. In June 2022, DePuy filed potentially dispositive summary judgment motions that the '234 patent is invalid as anticipated and the '537 patent is not infringed. In November 2022, the Court granted DePuy's summary judgment motion that the '234 patent is invalid as anticipated and denied DePuy's motion that the '537 patent is not infringed. In December 2022, the Court conducted a jury trial on the '537 patent where the jury found that the '537 patent was not literally infringed, but that DePuy infringed under the doctrine of equivalents (DOE). The jury awarded RSB $12 million in damages subject to post-trial motions and appeals.

In October 2020, Rasmussen Instruments, LLC (Rasmussen) filed a patent infringement suit against DePuy Synthes Products, Inc., DePuy Synthes Sales, Inc. and Medical Device Business Services, Inc. (collectively, DePuy) in the United States District Court for the District of Massachusetts. Rasmussen alleges that DePuy willfully infringes U.S. Patent Nos. 9,492,180 ('180) and 10,517,583 ('583) by making and selling the Attune Balanced Sizer. In April 2021, Rasmussen sought permission to amend its infringement contentions to allege that DePuy also willfully infringes the '583 patent by making and selling the Attune Balancing Blocks. Rasmussen seeks treble damages for willful infringement. Trial concluded in March 2022, with the jury returning a verdict in favor of Rasmussen, finding willful infringement of the '180 patent, and awarding damages in the amount of $20 million. DePuy challenged the verdict in its post-trial motions. In July 2022, a hearing was held on the post-trial motions.

Pharmaceutical

Litigation Against Filers of Abbreviated New Drug Applications (ANDAs)

The following summarizes lawsuits the Company's subsidiaries have brought against generic companies that have filed ANDAs with the U.S. FDA or undertaken similar regulatory processes outside of the United States, seeking to market generic forms of products sold by various subsidiaries of the Company prior to expiration of the applicable patents covering those products. These ANDAs typically include allegations of non-infringement and invalidity of the applicable patents. The Inter Partes Review (IPR) process with the USPTO, created under the 2011 America Invents Act, is also being used at times by generic companies in conjunction with ANDAs and lawsuits, to challenge the applicable patents. In the event the Company's subsidiaries are not successful in an action, or the automatic statutory stay of the ANDAs expires before the United States District Court rulings are obtained, the generic companies involved would have the ability, upon approval of the U.S. FDA, to introduce generic versions of their products to the market, resulting in the potential for substantial market share and revenue losses for the applicable products, and which may result in a non-cash impairment charge in any associated intangible asset. In addition, from time to time, the Company's subsidiaries may settle these types of actions and such settlements can involve the introduction of generic versions of the products at issue to the market prior to the expiration of the relevant patents.

ZYTIGA

Beginning in January 2019, Janssen Inc., Janssen Oncology, Inc., and BTG International Ltd. (collectively, Janssen) initiated Statements of Claim under Section 6 of the Patented Medicines (Notice of Compliance) Regulations in Canada against Apotex Inc. (Apotex), Pharmascience Inc. (Pharmascience) and Dr. Reddy's Laboratories Ltd. and Dr. Reddy's Laboratories, Inc. (collectively, DRL) in response to those parties' filing of Abbreviated New Drug Submissions (ANDS) seeking approval to market generic versions of ZYTIGA before the expiration of the Canadian Patent No. 2,661,422 ('422). The trial in these actions concluded in November 2020, and the Court issued a decision holding the '422 patent invalid in January 2021. In February 2021, Janssen appealed the decision. The appeal hearing took place in September 2022. In November 2022, Janssen's appeal was dismissed.

In April 2021, July 2021 and April 2022, respectively, Apotex, DRL and Pharmascience initiated Statements of Claim under Section 8 of the Patented Medicines (Notice of Compliance) Regulations against Janssen seeking damages in respect of those parties generic Zytiga tablets. Trials against Apotex and DRL are scheduled for June 2023. A trial date for the Pharmascience action has not been set.

XARELTO

Beginning in March 2021, Janssen Pharmaceuticals, Inc. (JPI) and Bayer Pharma AG and Bayer AG (collectively, Bayer) filed patent infringement lawsuits in the United States District Court for the District of Delaware against a number of generic companies who filed ANDAs seeking approval to market generic versions of XARELTO (2.5 mg) before expiration of U.S. Patent No. 10,828,310 ('310). The following generic drug companies are named defendants: Dr. Reddy's Laboratories, Inc. and Dr. Reddy's Laboratories, Ltd.; Lupin Limited and Lupin Pharmaceuticals, Inc.; Taro Pharmaceutical Industries Ltd. and Taro Pharmaceuticals U.S.A., Inc.; and Teva Pharmaceuticals USA, Inc. In October 2021, the court consolidated the Delaware lawsuits for all purposes, including trial. Trial for the consolidated Delaware lawsuits is scheduled to begin in May 2023.

In July 2021, JPI and Bayer filed a patent infringement lawsuit in the United States District Court for the Northern District of West Virginia against Mylan Pharmaceuticals Inc. and Mylan Inc. (collectively, Mylan) which filed an ANDA seeking approval to market a generic version of XARELTO (2.5 mg) before expiration of the '310 patent. In August 2021, JPI and Bayer filed a motion before the United States Judicial Panel on Multidistrict Litigation (the MDL panel) to transfer this lawsuit to the United States District Court for the District of Delaware for coordinated and consolidated pretrial proceedings. In December 2021, the MDL panel granted the motion. In August 2022, after receiving a second notice letter from Mylan regarding the same ANDA, JPI and Bayer filed a second patent infringement lawsuit in the United States District Court for the Northern District of West Virginia against Mylan. In September 2022, Mylan moved to dismiss the second lawsuit. In September 2022, the MDL panel transferred the second lawsuit to the District of Delaware. No trial date has been set for these two lawsuits. In October 2022, Mylan voluntarily withdrew its motion to dismiss.

In each of these lawsuits, JPI and Bayer are seeking an order enjoining defendants from marketing their generic version of XARELTO (2.5 mg) before the expiration of the '310 patent. In January 2023, the court issued an order staying the lawsuits until after a final written decision is issued in the Inter Partes Review proceedings on the '310 patent.

In February 2022, Mylan Pharmaceuticals Inc. filed a Petition for Inter Partes Review (IPR) with the United States Patent and Trademark Office (USPTO), seeking to invalidate the '310 patent. In August 2022, the Patent Trial and Appeal Board (PTAB) issued a decision instituting IPR.

In September 2022, InvaGen Pharmaceuticals, Inc. filed a Petition for IPR with the USPTO seeking to invalidate the '310 patent. Also in September 2022, Teva Pharmaceuticals USA, Inc. filed a Petition for IPR with the USPTO seeking to invalidate the '310 patent. In October 2022, the PTAB issued decisions instituting IPR in both proceedings and joining them with the earlier IPR proceeding filed by Mylan Pharmaceuticals Inc.

In September 2022, JPI, Bayer, and Bayer Intellectual Property GmbH (BIP) initiated a patent infringement lawsuit in the United States District Court for the District of New Jersey against USV Private Limited (USV), who filed an ANDA seeking approval to market generic versions of XARELTO (2.5 mg, 10 mg, 15 mg, and 20 mg) before the expiration of the '310 patent and U.S. Patent No. 9,539,218 ('218). JPI, Bayer, and BIP are seeking an order enjoining USV from marketing its generic version of XARELTO (2.5 mg) before the expiration of the '310 patent, and its generic versions of XARELTO (10 mg, 15 mg, and 20 mg) before the expiration of the '218 patent. In November 2022, the MDL panel transferred this lawsuit to the United States District Court for the District of Delaware.

In September 2022, JPI, Bayer AG, and BIP initiated a patent infringement lawsuit in the United States District Court for the District of New Jersey against Mankind Pharma Limited (Mankind), who filed an ANDA seeking approval to market generic versions of XARELTO (10 mg, 15 mg, and 20 mg) before the expiration of the '218 patent. JPI, Bayer AG, and BIP are seeking an order enjoining Mankind from marketing its generic versions of XARELTO before the expiration of the '218 patent.

In November 2022, JPI, Bayer, and BIP initiated a patent infringement lawsuit in the United States District Court for the District of Delaware against Epic Pharma, LLC (Epic), who filed an ANDA seeking approval to market generic versions of XARELTO (2.5 mg, 10 mg, 15 mg, and 20 mg) before the expiration of the '310 patent and the '218 patent. JPI, Bayer, and BIP are seeking an order enjoining Epic from marketing its generic version of XARELTO (2.5 mg) before the expiration of the '310 patent, and its generic versions of XARELTO (10 mg, 15 mg, and 20 mg) before the expiration of the '218 patent.

In December 2022, JPI and Bayer initiated a patent infringement lawsuit in the United States District Court for the District of Delaware against Apotex Inc. and Apotex Corp. (collectively, Apotex), who filed an ANDA seeking approval to market generic versions of XARELTO (2.5 mg) before the expiration of the '310 patent. JPI and Bayer are seeking an order enjoining Apotex from marketing its generic version of XARELTO (2.5 mg) before the expiration of the '310 patent.

OPSUMIT

In May 2020, Janssen Inc. (Janssen) and Actelion Pharmaceuticals Ltd (Actelion) initiated a Statement of Claim under Section 6 of the Patented Medicines (Notice of Compliance) Regulations against Sandoz Canada Inc. (Sandoz) in Canada in response to Sandoz's filing of an ANDS seeking approval to market a generic version of OPSUMIT 10 mg, before the expiration of Canadian Patent No. 2,659,770 ('770). Sandoz stipulated to infringement of the '770 patent. Trial against Sandoz on the issue of validity concluded in February 2022, and in May 2022, the Court issued a decision in favor of Janssen and Actelion. In June 2022, Sandoz appealed the decision.

In May 2020, Janssen and Actelion initiated a Statement of Claim under Section 6 of the Patented Medicines (Notice of Compliance) Regulations against Apotex Inc. (Apotex) in Canada in response to Apotex's filing of an ANDS seeking approval to market a generic version of OPSUMIT 10 mg, before the expiration of the '770 patent. Apotex stipulated to validity of the '770 patent. Trial against Apotex on the issue of infringement concluded in March 2022, and in May 2022, the Court issued a decision in favor of Janssen and Actelion. In June 2022, Apotex appealed the decision.

In January 2023, Janssen and Actelion initiated a Statement of Claim under Section 6 of the Patented Medicines (Notice of Compliance) Regulations against Generic Medical Partners Inc. (GMP) in Canada in response to GMP's filing of an ANDS seeking approval to market a generic version of OPSUMIT 10 mg, before the expiration of Canadian Patent Nos. 2,659,770 and 2,621,273.

In each of these Canadian actions, Janssen and Actelion are seeking an order enjoining the defendants from marketing their generic versions of OPSUMIT before the expiration of the relevant patents.

In January 2023, Actelion Pharmaceuticals Ltd and Actelion Pharmaceuticals US, Inc. (collectively, Actelion) initiated a patent infringement lawsuit in the United States District Court for the District of New Jersey against Sun Pharmaceutical Industries Limited and Sun Pharmaceutical Industries, Inc. (collectively, Sun) who filed an ANDA seeking approval to market a generic version of OPSUMIT before the expiration of U.S. Patent Nos. 7,094,781 ('781) and 10,946,015 ('015). Actelion is seeking an order enjoining Sun from marketing their generic versions of OPSUMIT before the expiration of the '781 and '015 patents.

INVEGA SUSTENNA

In January 2018, Janssen Pharmaceutica NV and Janssen Pharmaceuticals, Inc. (collectively, Janssen) initiated a patent infringement lawsuit in the United States District Court for the District of New Jersey against Teva Pharmaceuticals USA, Inc. (Teva), which filed an ANDA seeking approval to market a generic version of INVEGA SUSTENNA before the expiration of U.S. Patent No. 9,439,906 ('906). Trial concluded in October 2020. In October 2021, the court issued a decision in Janssen's favor. Teva has appealed the decision.

In August 2019, Janssen initiated a patent infringement lawsuit in the United States District Court for the District of New Jersey against Mylan Laboratories Limited (Mylan), which filed an ANDA seeking approval to market a generic version of INVEGA SUSTENNA before the expiration of the '906 patent. Pursuant to an agreement by the parties, judgment in favor of Janssen was entered in December 2021. Mylan appealed.

In December 2019, Janssen initiated a patent infringement lawsuit in the United States District Courts for the Districts of New Jersey and Delaware against Pharmascience Inc., Mallinckrodt PLC and Specgx LLC (collectively, Pharmascience), which filed an ANDA seeking approval to market a generic version of INVEGA SUSTENNA before the expiration of the '906 patent.

In November 2021, Janssen initiated a patent infringement lawsuit in the United States District Court for the District of Delaware against Tolmar, Inc., Tolmar Therapeutics, Inc., Tolmar Pharmaceuticals, Inc. and Tolmar Holding, Inc. (collectively, Tolmar), which filed an ANDA seeking approval to market a generic version of INVEGA SUSTENNA before the expiration of the '906 patent. A trial is scheduled to begin in October 2023.

In February 2022, Janssen initiated a patent infringement lawsuit in the United States District Court for the District of New Jersey against Accord Healthcare, Inc., Accord Healthcare, Ltd. and Intas Pharmaceuticals, Ltd. (collectively, Accord), who filed an ANDA seeking approval to market a generic version of INVEGA SUSTENNA before the expiration of the '906 patent.

In each of these U.S. lawsuits, Janssen is seeking an order enjoining the defendant from marketing a generic version of INVEGA SUSTENNA before the expiration of the relevant patents.

In February 2018, Janssen Inc. and Janssen Pharmaceutica NV (collectively, Janssen Canada) initiated a Statement of Claim under Section 6 of the Patented Medicines (Notice of Compliance) Regulations against Teva Canada Limited (Teva Canada) in response to Teva's filing of an ANDS seeking approval to market a generic version of INVEGA SUSTENNA before the expiration of Canadian Patent Nos. 2,309,629 ('629) and 2,655,335 ('335). Janssen subsequently discontinued the portion of the lawsuit relating to the '629 patent. In May 2020, the Canadian Federal Court issued a Public Judgment and Reasons declaring that Teva Canada's generic version of INVEGA SUSTENNA, if approved, would infringe certain claims of the '335 patent and that the claims of the '335 patent are not invalid. Teva Canada appealed.

In November 2020, Janssen Canada initiated a Statement of Claim under Section 6 of the Patented Medicines (Notice of Compliance) Regulations against Pharmascience Inc. in response to Pharmascience Inc.'s filing of an ANDS seeking approval to market a generic version of INVEGA SUSTENNA before the expiration of the '335 patent. A summary trial on the issue of infringement took place in November 2021. In January 2022, the Court issued a decision in favor of Janssen on the issue of infringement. Pharmascience filed an appeal. In March 2022, Janssen Canada initiated a Statement of Claim under Section 6 of the Patented Medicines (Notice of Compliance) Regulations against Pharmascience in response to Pharmascience's filing of an ANDS seeking approval to market a generic version of an additional strength of

INVEGA SUSTENNA before the expiration of the '335 patent. The action has been consolidated with the November 2020 action for trial, which took place in July 2022. In August 2022, the Court issued a decision finding the claims of the'335 patent are not invalid. Pharmascience appealed.

In January 2021, Janssen Canada initiated a Statement of Claim under Section 6 of the Patented Medicines (Notice of Compliance) Regulations against Apotex Inc. (Apotex) in response to Apotex's filing of an ANDS (original ANDS) seeking approval to market a generic version of INVEGA SUSTENNA before the expiration of the '335 patent. A summary trial on the issue of infringement took place in December 2021. In January 2022, the Court issued a decision in favor of Janssen on the issue of infringement. Apotex appealed.

In June 2022, Janssen Canada initiated Statements of Claim under Section 6 of the Patented Medicines (Notice of Compliance) Regulations against Apotex in response to Apotex's Notice of Allegation of invalidity with respect to the original ANDS and in response to Apotex's filing of an ANDS seeking approval to market a generic version of an additional strength of INVEGA SUSTENNA before the expiration of the '335 patent. A trial is scheduled to begin in March 2024.

In each of these Canadian lawsuits, Janssen Canada is seeking an order enjoining the defendant from marketing a generic version of INVEGA SUSTENNA before the expiration of the relevant patents.

INVEGA TRINZA

In September 2020, Janssen Pharmaceuticals, Inc., Janssen Pharmaceutica NV, and Janssen Research & Development, LLC (collectively, Janssen) initiated a patent infringement lawsuit in the United States District Court for the District of New Jersey against Mylan Laboratories Limited, Mylan Pharmaceuticals Inc., and Mylan Institutional LLC (collectively, Mylan). Mylan filed an ANDA seeking approval to market generic versions of INVEGA TRINZA (546 mg) before expiration of U.S. Patent No. 10,143,693 ('693) relating to INVEGA TRINZA (546 mg).

In August 2021, Janssen initiated a patent infringement lawsuit in the United States District Court for the District of New Jersey against Mylan. Mylan filed an ANDA seeking approval to market generic versions of INVEGA TRINZA (819 mg) before expiration of the '693 patent.

In October 2021, Janssen initiated a patent infringement lawsuit in the United States District Court for the District of New Jersey against Mylan. Mylan filed an ANDA seeking approval to market generic versions of INVEGA TRINZA (273 mg and 410 mg) before expiration of the '693 patent.

In January 2022, the court consolidated the three cases into the case filed in September 2020. In each of these consolidated cases, Janssen is seeking an order enjoining Mylan from marketing its generic versions of INVEGA TRINZA before expiration of the '693 patent. Trial was conducted in November and December 2022, and post-trial briefing is proceeding. Closing arguments will be held in March 2023.

IMBRUVICA

In March 2019, Pharmacyclics LLC (Pharmacyclics) and Janssen Biotech, Inc. (JBI) filed a patent infringement lawsuit in the United States District Court for the District of Delaware against Alvogen Pine Brook LLC and Natco Pharma Ltd. (collectively, Alvogen), which filed an ANDA seeking approval to market generic versions of IMBRUVICA tablets, asserting infringement of U.S. Patent Nos. 7,514,444; 8,003,309; 8,476,284; 8,497,277; 8,697,711; 8,753,403; 8,754,090; 8,754,091; 8,952,015; 8,957,079; 9,181,257; 9,296,753; 9,655,857; 9,725,455; 10,010,507; 10,106,548; and 10,125,140. In June 2019, Pharmacyclics and JBI amended their complaint against Alvogen to further allege infringement of U.S. Patent No. 10,213,386.

Trial against Alvogen took place in October 2020. In August 2021, the District Court issued a decision in favor of Pharmacyclics and Janssen finding the asserted claims against Alvogen to be infringed and not invalid. In November 2022, the United States Court of Appeals for the Federal Circuit affirmed the District Court's decision.

In September 2021, Pharmacyclics and Janssen Inc. (Janssen Canada) initiated Statements of Claim under Section 6 of the Patented Medicines (Notice of Compliance) Regulations against Natco Pharma (Canada) Inc. (Natco) in response to Natco's filing of two ANDSs seeking approval to market generic versions of IMBRUVICA capsules before the expiration of Canadian Patent Nos. 2,663,116 ('116); 2,928,721 ('721); 2,800,913 ('913); 3,007,787 ('787); 3,007,788 ('788); 2,875,986 ('986); and 3,022,256 ('256). In this lawsuit, Pharmacyclics and Janssen Canada are seeking an order enjoining Natco from marketing its generic version of IMBRUVICA before the expiration of the relevant patents. Trial is scheduled to begin in July 2023.

In October 2022, Pharmacyclics and Janssen Canada initiated a second Statement of Claim under Section 6 of the Patented Medicines (Notice of Compliance) Regulations against Natco in response to Natco's filing of an ANDS seeking approval to market a generic version of IMBRUVICA capsules before the expiration of the '116, '721, '913, '787, and '788 patents and Canadian Patent No. 2,851,808. In this lawsuit, Pharmacyclics and Janssen Canada are seeking an order enjoining Natco from marketing its generic version of IMBRUVICA capsules before the expiration of the relevant patents. Trial in this second action is scheduled to begin in August 2024.

In February 2023, Pharmacyclics and Janssen Canada initiated a Statement of Claim under Section 6 of the Patented Medicines (Notice of Compliance) Regulations against Sandoz Canada Inc. (Sandoz) in response to Sandoz's filing of an ANDS seeking approval to market a generic version of IMBRUVICA capsules before the expiration of the '116, '913, '787, and '788 patents. Also in February 2023, Pharmacyclics and Janssen initiated a Statement of Claim under Section 8.2 of the Patented Medicines (Notice of Compliance) Regulations against Sandoz asserting the '721 and '256 patents, which are also listed in Health Canada's Patent Register for IMBRUVICA. In these lawsuits, Pharmacyclics and Janssen Canada are seeking an order enjoining Sandoz from marketing its generic version of IMBRUVICA capsules before the expiration of the relevant patents. A trial date for these actions has not been set.

SYMTUZA

In November 2021, Janssen Products, L.P. and Janssen Sciences Ireland Unlimited Company (collectively, Janssen) and Gilead Sciences, Inc. and Gilead Sciences Ireland UC (collectively, Gilead) initiated a patent infringement lawsuit in the United States District Court for the District of Delaware against Lupin Limited, Lupin Pharmaceuticals, Inc., MSN Laboratories Private Ltd., MSN Life Sciences Private Ltd., and MSN Pharmaceuticals Inc. (collectively, Lupin), which filed an ANDA seeking approval to market a generic version of SYMTUZA before the expiration of U.S. Patent Nos. 10,039,718 ('718) and 10,786,518 ('518). The trial is scheduled to begin in October 2023.

In October 2022, Janssen Products, L.P. and Janssen Sciences Ireland Unlimited Company (collectively, Janssen) and Gilead Sciences, Inc. and Gilead Sciences Ireland UC (collectively, Gilead) initiated a patent infringement lawsuit in the United States District Court for the District of Delaware against Apotex Inc. and Apotex Corp. (collectively, Apotex), which filed an ANDA seeking approval to market a generic version of SYMTUZA before the expiration of the '718 and '518 patents.

In each of these U.S. lawsuits, Janssen is seeking an order enjoining the defendant from marketing a generic version of SYMTUZA before the expiration of the relevant patents.

ERLEADA

In May 2022, Aragon Pharmaceuticals, Inc. and Janssen Biotech, Inc. (collectively, Janssen) and Sloan Kettering Institute for Cancer Research (SKI) initiated patent infringement lawsuits in United States District Court for the Districts of New Jersey and Delaware against Lupin Limited and Lupin Pharmaceuticals, Inc. (collectively, Lupin), which filed an ANDA seeking approval to market a generic version of ERLEADA before the expiration of U.S. Patent No. 9,481,663 ('663). In August 2022, Janssen and SKI filed a first amended complaint against Lupin adding U.S. Patent Nos. 9,884,054 ('054), 10,052,314 ('314), 10,702,508 ('508) and 10,849,888 ('888) to the suit. Janssen and SKI are seeking an order enjoining Lupin from marketing its generic version of ERLEADA before the expiration of the '663, '054, '314, '508, and '888 patents. In August 2022, Janssen and SKI voluntarily dismissed the Delaware complaint. The New Jersey action is proceeding.

In May 2022, Janssen and SKI initiated a patent infringement lawsuit in United States District Court for the District of New Jersey against Zydus Worldwide DMCC, Zydus Pharmaceuticals (USA), Inc., and Zydus Lifesciences Limited (collectively, Zydus), which filed an ANDA seeking approval to market a generic version of ERLEADA before the expiration of the '663, '054, '314, '508, and '888 patents. Janssen and SKI are seeking an order enjoining Zydus from marketing its generic version of ERLEADA before the expiration of the '663, '054, '314, '508, and '888 patents.

In May 2022, Janssen, The Regents of the University of California (UC), and SKI initiated patent infringement lawsuits in United States District Court for the Districts of New Jersey and Delaware against Sandoz Inc. (Sandoz), which filed an ANDA seeking approval to market a generic version of ERLEADA before the expiration of the '663 patent and U.S. Patent Nos. 8,445,507 ('507), 8,802,689 ('689), 9,338,159 ('159), and 9,987,261 ('261). In August 2022, Janssen, UC, and SKI filed a first amended complaint against Sandoz adding the '054, '314, '508, and '888 patents to the suit. In August 2022, Janssen, UC, and SKI voluntarily dismissed the Delaware complaint. In December 2022, Janssen, UC, and SKI filed a second amended complaint against Sandoz withdrawing the '054, '314, '508, and '888 patents from the suit without prejudice. Janssen, UC, and SKI are seeking an order enjoining Sandoz from marketing its generic version of ERLEADA before the expiration of the '663, '507, '689, '159, and '261 patents. The New Jersey action is proceeding.

In May 2022, Janssen, UC, and SKI initiated patent infringement lawsuits in United States District Court for the Districts of New Jersey and Delaware against Eugia Pharma Specialities Limited, Aurobindo Pharma USA, Inc., and Auromedics Pharma LLC (collectively, Eugia), which filed an ANDA seeking approval to market a generic version of ERLEADA before the expiration of the '663, '507, '689, '159 and '261 patents. In September 2022, Janssen, UC, and SKI filed a first amended complaint against Eugia adding U.S. Patent Nos. 9,884,054 ('054), 10,052,314 ('314), 10,702,508 ('508) and 10,849,888 ('888) to the suit. In September 2022, Janssen, UC, and SKI voluntarily dismissed the Delaware complaint. Janssen, UC, and SKI are seeking an order enjoining Eugia from marketing its generic version of ERLEADA before the expiration of the '663,'507, '689, '159, '261, '054, '314, '508, and '888 patents. The New Jersey action is proceeding.

In May 2022, Janssen, UC, and SKI initiated patent infringement lawsuits in United States District Court for the Districts of New Jersey and Delaware against Hetero Labs Limited Unit V and Hetero USA, Inc. (collectively, Hetero), which filed an ANDA seeking approval to market a generic version of ERLEADA before the expiration of the '663, '507,'054, '314,'508, and '888 patents. Janssen, UC, and SKI are seeking an order enjoining Hetero from marketing its generic version of ERLEADA before the expiration of the '663, '507, '054, '314, '508 and '888 patents. In August 2022, Janssen, UC, and SKI voluntarily dismissed the Delaware complaint. The New Jersey action is proceeding.

UPTRAVI

In August 2022, Actelion Pharmaceuticals Ltd, and Janssen Inc. (collectively, Janssen) and Nippon Shinyaku Co. (Nippon Shinyaku) initiated a Statement of Claim under Section 6 of the Patented Medicines (Notice of Compliance) Regulations against Sandoz Canada Inc. in response to Sandoz's filing of an ANDS seeking approval to market generic versions of UPTRAVI tablets before the expiration of Canadian Patent Nos. 2,731,370 and 2,764,475. In this lawsuit, Janssen and Nippon Shinyaku are seeking an order enjoining Sandoz from marketing its generic version of UPTRAVI before the expiration of the relevant patents. A trial is scheduled to begin in May 2024.

In November 2022, Actelion Pharmaceuticals US Inc. and Actelion Pharmaceuticals Ltd (collectively, Actelion) and Nippon Shinyaku Co., Ltd. (Nippon Shinyaku) initiated a patent infringement lawsuit in the United States District Court for the District of Delaware against Alembic Pharmaceuticals Limited and Alembic Pharmaceuticals Inc. (collectively, Alembic) who filed an ANDA seeking approval to market generic versions of UPTRAVI injection for intravenous use before expiration of U.S. Patent Nos. 8,791,122 ('122) and 9,284,280 ('280) relating to UPTRAVI. In this lawsuit, Actelion and Nippon Shinyaku are seeking an order enjoining Alembic from marketing a generic version of UPTRAVI before the expiration of the relevant patents. A trial date has not been set.

In February 2023, Actelion and Nippon Shinyaku initiated a patent infringement lawsuit in the United States District Court for the District of Delaware against Lupin Ltd. and Lupin Pharmaceuticals, Inc. (collectively, Lupin) who filed an ANDA seeking approval to market generic versions of UPTRAVI injection for intravenous use before expiration of the '122 and '280 patents relating to UPTRAVI. In this lawsuit, Actelion and Nippon Shinyaku are seeking an order enjoining Lupin from marketing a generic version of UPTRAVI before the expiration of the relevant patents. A trial date has not been set.

Other Litigation

In November 2021, Janssen Pharmaceutica N.V. (Janssen) provided to Alkermes Pharma Ireland Limited, Elan Pharma International Limited, and Elan Drug Delivery, Inc. three-months' notice of termination of a License Agreement by and among Elan Pharmaceutical Research Corp., d/b/a Nanosystems, Elan Pharma International Limited and Janssen, executed in March, 1999. In November 2021, Janssen also provided to Alkermes Pharma Ireland Limited three-months' notice of termination of a License Agreement between Elan Pharma International Limited and Janssen executed in July 2003. In April 2022, in response to these notices, Alkermes Pharma Ireland Limited (Alkermes) initiated arbitration in the International Institute for Conflict Prevention and Resolution. The parties exchanged opening briefs in July 2022 and responsive briefs in September 2022. In December 2022, the Arbitration Tribunal issued an Interim Decision finding that Janssen may terminate the agreements, but it may not continue to sell products developed during the term of the agreements without continuing to pay royalties to Alkermes.

GOVERNMENT PROCEEDINGS

Like other companies in the pharmaceutical, consumer health and medical devices industries, the Company and certain of its subsidiaries are subject to extensive regulation by national, state and local government agencies in the United States and other countries in which they operate. Such regulation has been the basis of government investigations and litigations. The most significant litigation brought by, and investigations conducted by, government agencies are listed below. It is possible that criminal charges and substantial fines and/or civil penalties or damages could result from government investigations or litigation.

Average Wholesale Price (AWP) Litigation

The Company and several of its pharmaceutical subsidiaries (the J&J AWP Defendants), along with numerous other pharmaceutical companies, were named as defendants in a series of lawsuits in state and federal courts involving allegations that the pricing and marketing of certain pharmaceutical products amounted to fraudulent and otherwise actionable conduct because, among other things, the companies allegedly reported an inflated Average Wholesale Price (AWP) for the drugs at issue. Payors alleged that they used those AWPs in calculating provider reimbursement levels. The plaintiffs in these cases included three classes of private persons or entities that paid for any portion of the purchase of the drugs at issue based on AWP, and state government entities that made Medicaid payments for the drugs at issue based on AWP. Many of these cases, both federal actions and state actions removed to federal court, were consolidated for pre-trial purposes in a multi-district litigation in the United States District Court for the District of Massachusetts, where all claims against the J&J AWP Defendants were ultimately dismissed. The J&J AWP Defendants also prevailed in a case brought by the Commonwealth of Pennsylvania. Other AWP cases have been resolved through court order or settlement. The case brought by Illinois was settled after trial. In New Jersey, a putative class action based upon AWP allegations is pending against Centocor, Inc. and Ortho Biotech Inc. (both now Janssen Biotech, Inc.), the Company and ALZA Corporation. All other cases have been resolved.

Opioid Litigation

Beginning in 2014 and continuing to the present, the Company and Janssen Pharmaceuticals, Inc. (JPI), along with other pharmaceutical companies, have been named in close to 3,500 lawsuits related to the marketing of opioids, including DURAGESIC, NUCYNTA and NUCYNTA ER. The suits also raise allegations related to previously owned active pharmaceutical ingredient supplier subsidiaries, Tasmanian Alkaloids Pty, Ltd. and Noramco, Inc. (both subsidiaries were divested in 2016). The majority of the cases have been filed by state and local governments. Similar lawsuits have also been filed by private plaintiffs and organizations, including but not limited to the following: individual plaintiffs on behalf of children born with Neonatal Abstinence Syndrome; hospitals; and health insurers/payors. To date, complaints against pharmaceutical manufacturers, including the Company and JPI, have been filed by the state Attorneys General in Arkansas, Florida, Idaho, Illinois, Kentucky, Louisiana, Mississippi, Missouri, Nevada, New Hampshire, New Jersey, New Mexico, New York, Ohio, Oklahoma, South Dakota, Texas, Washington and West Virginia. Complaints against the manufacturers also have been filed in state or federal court by city, county and local government agencies in every state but Alaska. The Government of Puerto Rico filed suit in Superior Court of San Juan.

The Company, JPI and other pharmaceutical companies had also received subpoenas or requests for information related to opioids marketing practices from the following state Attorneys General: Alaska, Indiana, Montana, New Hampshire, South Carolina, Tennessee, Texas and Washington. In September 2017, the Company and JPI were contacted by the Texas and Colorado Attorney General's Offices on behalf of approximately 38 states regarding a multi-state Attorney General investigation.

In 2019, the trial in the matter filed by the Oklahoma Attorney General resulted in a judgment against the Company and JPI in the amount of $465 million. The Company and JPI appealed the judgment, and in November 2021, the Oklahoma Supreme Court reversed the trial court's judgment and directed entry of judgment for Defendants. In October 2019 the Company and JPI announced a settlement of the first case set for trial in the MDL with two counties in Ohio. In April 2021, three California counties and the City of Oakland commenced a trial in California state court against the Company and JPI, and other affiliates, as well as three other pharmaceutical manufacturers. The trial concluded in October 2021, and in December 2021, the Court entered a final trial judgment in favor of Defendants on all claims. In February 2022, Plaintiffs' motion to set aside and vacate the judgment was denied. Plaintiffs appealed the judgment, but later filed a request to dismiss the appeal after electing to participate in the national settlement agreement.

In October 2019, the Company announced a proposed agreement in principle that would include the Company paying $4 billion as settlement of these matters that had not been tried or settled. In October 2020, the Company agreed to contribute up to an additional $1 billion to an all-in settlement amount that would resolve opioid lawsuits filed and future claims by states, cities, counties and tribal governments, for a total of $5 billion which has been accrued, subject to various conditions and an agreement being finalized. This agreement is not an admission of liability or wrong-doing. In July 2021, the Company announced that the terms of the agreement to settle the state and subdivision claims had been finalized and approximately half of the all-in settlement was expected to be paid by the end of fiscal year 2022, depending upon the level of participation by the states and their subdivisions. The terms provided a period of time for states to elect to participate in the agreement and, thereafter, a period for the subdivisions of the participating states to opt-in. Based on expected participation, the Company committed in advance to proceed with the settlement in five of the participating states (New York, Texas, Florida, Nevada, and New Mexico) and with tribal governments. By late February 2022, 45 states, five territories, the District of Columbia, and the vast majority of eligible subdivisions had elected to participate in the settlement, and the Company confirmed that the level of participation was sufficient to proceed with the agreement as to all participants. The agreement was effective in April 2022. Also in April 2022, the Company entered into settlement agreements with the states of Alabama and West Virginia and their participating subdivisions. In July 2022, the Company reached a settlement agreement with all litigating Oklahoma subdivisions, and in September 2022, the Company settled with the State of New Hampshire and its participating subdivisions. Consequently, by the end of the fiscal year 2022, the Company had settled the opioid claims advanced by all states except Washington.

There are approximately 60 cases remaining post-settlement in various state courts. There are approximately 570 remaining federal cases against the Company and JPI coordinated in a federal Multi-District Litigation (MDL) pending in the U.S. District Court for the Northern District of Ohio, and approximately 20 additional cases pending against the Company and JPI in other federal courts. In addition, the Province of British Columbia filed suit against the Company and its Canadian affiliate Janssen Inc., and many other industry members, in Canada, and is seeking to have that action certified as an opt in class action on behalf of other provincial/territorial and the federal governments in Canada. Additional proposed class actions have been filed in Canada against the Company and Janssen Inc., and many other industry members, by and on behalf of people who used opioids (for personal injuries), municipalities and First Nations bands. In October 2019, an antitrust complaint was filed by private plaintiffs in federal court in Tennessee and is pending transfer to the MDL. These actions allege a variety of claims related to opioid marketing practices, including false advertising, unfair competition, public nuisance, consumer fraud violations, deceptive acts and practices, false claims and unjust enrichment. The suits generally seek penalties and/or injunctive and monetary relief and, in some of the suits, the plaintiffs are seeking joint and several liability among the defendants. An adverse judgment in any of these lawsuits could result in the imposition of large monetary penalties and significant damages including, punitive damages, cost of abatement, substantial fines, equitable remedies and other sanctions.

In August 2019, the Company received a grand jury subpoena from the United States Attorney's Office for the Eastern District of New York for documents related to the Company's anti-diversion policies and procedures and distribution of its opioid medications, in what the Company understands to be part of a broader investigation into manufacturers' and distributors' monitoring programs and reporting under the Controlled Substances Act.

From June 2017 through December 2019, the Company's Board of Directors received a series of shareholder demand letters alleging breaches of fiduciary duties related to the marketing of opioids. The Board retained independent counsel to investigate the allegations in the demands, and in April 2020, independent counsel delivered a report to the Board recommending that the Company reject the shareholder demands and take the steps that are necessary or appropriate to secure dismissal of related derivative litigation. The Board unanimously adopted the recommendations of the independent counsel's report.

In November 2019, one of the shareholders who sent a demand filed a derivative complaint against the Company as the nominal defendant and certain current and former directors and officers as defendants in the Superior Court of New Jersey. The complaint alleges breaches of fiduciary duties related to the marketing of opioids, and that the Company has suffered damages as a result of those alleged breaches. A series of additional derivative complaints making similar allegations against the same and similar defendants were filed in New Jersey state and federal courts in 2019 and 2020. By 2022, all but two state court cases had been voluntarily dismissed. In February 2022, the state court granted the Company's motion to dismiss one of the two cases, and the shareholder that brought the second case filed a notice of dismissal. The shareholder whose complaint was dismissed filed a motion for reconsideration. In May 2022, the state court held oral argument on the motion for reconsideration and subsequently denied the motion. The shareholder has appealed the state court's dismissal order.

Other

In August 2012, DePuy Orthopaedics, Inc., DePuy, Inc. (now known as DePuy Synthes, Inc.), and Johnson & Johnson Services, Inc. (collectively DePuy) received an informal request from the United States Attorney's Office for the District of Massachusetts and the Civil Division of the United States Department of Justice (the United States) for the production of materials relating to the DePuy ASR XL Hip device. In July 2014, the United States notified the United States District Court for the District of Massachusetts that it had declined to intervene in a *qui tam* case filed pursuant to the False Claims Act against the companies concerning the hip devices. In February 2016, the District Court granted the companies' motion to dismiss with prejudice, unsealed the *qui tam* complaint, and denied the *qui tam* relators' request for leave to file a further amended complaint. The *qui tam* relators appealed the case to the United States Court of Appeals for the First Circuit. In July 2017, the First Circuit affirmed the District Court's dismissal in part, reversed in part, and affirmed the decision to deny the relators' request to file a third amended complaint. In March 2021, DePuy filed its motion to strike and dismiss the relators' second amended complaint; the District Court denied DePuy's motion to strike and dismiss in July 2021. DePuy filed a motion for reconsideration of the District Court's July 2021 ruling. In November 2021, the District Court granted DePuy's motion for reconsideration and dismissed the case with prejudice. The District Court's order was unsealed in December 2021. The relators filed several post-dismissal motions, including a January 2022 omnibus motion for reconsideration, which the District Court denied. Following the District Court's order dismissing the case with prejudice, DePuy filed a December 2021 motion seeking the recovery of attorneys' fees and costs, which the District Court denied except as to costs. The Relators have appealed the District Court's dismissal of the case to the First Circuit. The briefing on the appeal is complete, the First Circuit held oral argument on December 6, 2022, and the First Circuit's decision remains pending.

In October 2012, the Company was contacted by the California Attorney General's office regarding a multi-state Attorney General investigation of the marketing of surgical mesh products for hernia and urogynecological purposes by the Company's subsidiary, Ethicon, Inc. (Ethicon). In May 2016, California and Washington filed civil complaints against the Company, Ethicon and Ethicon US, LLC alleging violations of their consumer protection statutes. Similar complaints were filed against the companies by the following states: Kentucky, Mississippi, West Virginia and Oregon. In April 2019, the Company and Ethicon settled the Washington case. In October 2019, the Company and Ethicon settled the multi-state investigation with 41 other states and the District of Columbia. In April 2020, the Company settled the West Virginia case. In October 2020, the Company settled with the Attorney General of Oregon. In November 2020, the Company settled with the Attorney General of Mississippi. Trial in the Kentucky matter is scheduled for June 2023. The California case started trial in July 2019 and concluded in September 2019. In January 2020, the Court in California issued a statement of decision, finding in favor of the State of California, and awarded civil penalties in the amount of $344 million. In April 2020, the Court in California denied the Company's motion for a new trial. In August 2020, the Court entered judgment with respect to the penalties of $344 million, but denied the Attorney General's request for injunctive relief. The Company appealed the penalty judgment. In April 2022, the Court of Appeals reduced the judgment to $302 million, but otherwise denied the appeal. In July 2022, the Supreme Court of California denied the Company's petition to review the Court of Appeals decision, and the Company recorded a charge to reflect the judgment in the second quarter of 2022. In November 2022, the Company petitioned the United States Supreme Court for review.

In June 2014, the Mississippi Attorney General filed a complaint in Chancery Court of The First Judicial District of Hinds County, Mississippi against the Company and Johnson & Johnson Consumer Companies, Inc. (now known as Johnson & Johnson Consumer Inc.) (collectively, JJCI). The complaint alleges that JJCI violated the Mississippi Consumer Protection Act by failing to disclose alleged health risks associated with female consumers' use of talc contained in JOHNSON'S Baby Powder and JOHNSON'S Shower to Shower (a product divested in 2012) and seeks injunctive and monetary relief. The Company and JJCI moved for summary judgment on the grounds that the State's claim was barred by preemption, which the trial court denied. The Mississippi Supreme Court granted the Company and JJCI's request to file an interlocutory appeal of the denial of the motion for summary judgment in late 2019. Briefing and oral argument were completed. Thereafter, the Court rejected the interlocutory appeal in April 2021 and remanded the matter to the trial court. In August 2021, JJCI filed a Petition for Writ of Certiorari in the United States Supreme Court as to the Mississippi Supreme Court's ruling of April 2021. In December 2021 the United States Supreme Court denied the Petition for Writ of Certiorari. After the Mississippi Supreme Court remanded the matter to the trial court, the State moved for a trial setting. JJCI objected to any trial setting as barred by the stay arising from the LTL Bankruptcy Case, referenced above, while the State argued that the stay did not apply. In January 2022, the Court granted the State's motion for trial setting and directed the parties to consult with the Court administrator to secure a trial date. In February 2022, the trial court set the case for trial to begin in February 2023. However, given the efforts to resolve talc-related claims in the LTL Bankruptcy Case, the Company and the State agreed to a temporary stay of discovery until May 2022. The temporary stay expired in May 2022. LTL thereafter moved to enjoin prosecution of the case in the LTL Bankruptcy Case. In October 2022, the bankruptcy court issued an order staying the case. The State filed an appeal to the Third Circuit concerning the stay order.

In January 2020, the State of New Mexico filed a consumer protection case alleging that the Company deceptively marketed and sold its talcum powder products by making misrepresentations about the safety of the products and the presence of carcinogens, including asbestos. The State of New Mexico filed an Amended Complaint in March 2020. The Company moved to dismiss certain of the claims in the Amended Complaint, which was granted. The Company then filed a motion for partial judgment on the pleadings in December 2020, which was denied. In March 2022, the New Mexico court denied the Company's motion to compel the State of New Mexico to engage in discovery of state agencies and denied the Company's request for interlocutory appeal of that decision. The Company then filed a Petition for Writ of Superintending Control and a Request for a Stay to the New Mexico Supreme Court on the issue of the State of New Mexico's discovery obligations. In April 2022, in view of the efforts to resolve talc-related claims in the LTL Bankruptcy Case, the Company and the State agreed to a 60-day stay of all matters except for the pending writ before the

New Mexico Supreme Court, which expired in June 2022. Thereafter, the Company moved to enjoin prosecution of the case in the LTL Bankruptcy Case. In October 2022, the bankruptcy court issued an order staying the case. In December 2022, the State filed an appeal to the Third Circuit concerning the stay order. Separately, in September 2022, the New Mexico Supreme Court granted the Company's request for a stay pending further briefing on the scope of the State of New Mexico's discovery obligations.

Forty-two states and the District of Columbia have commenced a joint investigation into the Company's marketing of its talcum powder products. At this time, the multi-state group has not asserted any claims against the Company. Five states have issued Civil Investigative Demands seeking documents and other information. The Company has produced documents to Arizona, North Carolina, Texas, and Washington and entered into confidentiality agreements. The Company has not received any follow up requests from those states. In March 2022, each of the forty-two states (including Mississippi and New Mexico) agreed to mediation of their claims in the LTL Bankruptcy Case. In July 2022, New Mexico and Mississippi indicated they would no longer voluntarily submit to further mediation in the LTL Bankruptcy and would proceed with their respective cases in state court. LTL moved the New Jersey Bankruptcy Court for an order staying further proceedings in those two actions, which the Bankruptcy Court granted in October 2022. In December 2022, the Bankruptcy Court allowed New Mexico and Mississippi to file a direct appeal of its stay.

In July 2016, the Company and Janssen Products, LP were served with a qui tam complaint pursuant to the False Claims Act filed in the United States District Court for the District of New Jersey alleging the off-label promotion of two HIV products, PREZISTA and INTELENCE, and anti-kickback violations in connection with the promotion of these products. The complaint was filed under seal in December 2012. The federal and state governments have declined to intervene, and the lawsuit is being prosecuted by the relators. The Court denied summary judgment on all claims in December 2021. Daubert motions were granted in part and denied in part in January 2022, and the case is proceeding to trial.

In March 2017, Janssen Biotech, Inc. (JBI) received a Civil Investigative Demand from the United States Department of Justice regarding a False Claims Act investigation concerning management and advisory services provided to rheumatology and gastroenterology practices that purchased REMICADE or SIMPONI ARIA. In August 2019, the United States Department of Justice notified JBI that it was closing the investigation. Subsequently, the United States District Court for the District of Massachusetts unsealed a qui tam False Claims Act complaint, which was served on the Company. The Department of Justice had declined to intervene in the qui tam lawsuit in August 2019. The Company filed a motion to dismiss, which was granted in part and denied in part. Discovery is underway.

In April and September 2017, the Company received subpoenas from the United States Attorney for the District of Massachusetts seeking documents broadly relating to pharmaceutical copayment support programs for DARZALEX, OLYSIO, REMICADE, SIMPONI, STELARA and ZYTIGA. The subpoenas also seek documents relating to Average Manufacturer Price and Best Price reporting to the Center for Medicare and Medicaid Services related to those products, as well as rebate payments to state Medicaid agencies. The Company has provided documents in response to the subpoenas.

In June 2017, the Company received a subpoena from the United States Attorney's Office for the District of Massachusetts seeking information regarding practices pertaining to the sterilization of DePuy Synthes, Inc. (DePuy) spinal implants at three hospitals in Boston as well as interactions of employees of Company subsidiaries with physicians at these hospitals. The Company and DePuy fully cooperated with the government's investigation. In January 2023, the Company, DePuy Synthes, Inc., and DePuy Synthes Sales Inc. entered into a settlement agreement with the United States resolving the matter for an immaterial amount.

In July 2018, the Public Prosecution Service in Rio de Janeiro and representatives from the Brazilian antitrust authority CADE inspected the offices of more than 30 companies including Johnson & Johnson do Brasil Indústria e Comércio de Produtos para Saúde Ltda. The authorities appear to be investigating allegations of possible anti-competitive behavior and possible improper payments in the medical device industry. The Company continues to respond to inquiries regarding the Foreign Corrupt Practices Act from the United States Department of Justice and the United States Securities and Exchange Commission.

From time to time, the Company has received requests from a variety of United States Congressional Committees to produce information relevant to ongoing congressional inquiries. It is the policy of Johnson & Johnson to cooperate with these inquiries by producing the requested information.

GENERAL LITIGATION

Beginning in September 2017, multiple purported class actions were filed on behalf of indirect purchasers of REMICADE against the Company and Janssen Biotech, Inc. (collectively, Janssen) alleging that Janssen has violated federal antitrust laws through its contracting strategies for REMICADE. The cases were consolidated for pre-trial purposes as *In re REMICADE Antitrust Litigation* in United States District Court for the Eastern District of Pennsylvania. This case was settled in February 2022. The final approval hearing is scheduled for February 2023.

In June 2019, the United States Federal Trade Commission (FTC) issued a Civil Investigative Demand to the Company and Janssen Biotech, Inc. (collectively, Janssen) in connection with its investigation of whether Janssen's REMICADE contracting practices violate federal antitrust laws. The Company has produced documents and information responsive to the Civil Investigative Demand. Janssen is in ongoing discussions with the FTC staff regarding its inquiry.

In February 2022, the United States Federal Trade Commission (FTC) issued Civil Investigative Demands to Johnson & Johnson and Janssen Biotech, Inc. (collectively, Janssen) in connection with its investigation of whether advertising practices for REMICADE violate federal law. Janssen has produced documents and information responsive to the Civil Investigative Demands. Janssen is in ongoing discussions with the FTC staff regarding the inquiry.

In June 2022, Genmab A/S filed a Notice for Arbitration with International Institute for Conflict Prevention and Resolution (CPR) against Janssen Biotech, Inc. seeking milestones and an extended royalty term for Darzalex FASPRO. Janssen filed its Notice of Defense in July 2022. Genmab and Janssen have cross-moved for early disposition of the arbitration. Argument was had in January 2023.

In October 2017, certain United States service members and their families brought a complaint against a number of pharmaceutical and medical devices companies, including Johnson & Johnson and certain of its subsidiaries in United States District Court for the District of Columbia, alleging that the defendants violated the United States Anti-Terrorism Act. The complaint alleges that the defendants provided funding for terrorist organizations through their sales practices pursuant to pharmaceutical and medical device contracts with the Iraqi Ministry of Health. In July 2020, the District Court dismissed the complaint. In January 2022, the United States Court of Appeals for the District of Columbia Circuit reversed the District Court's decision. In February 2022, defendants petitioned for rehearing en banc.

In October 2018, two separate putative class actions were filed against Actelion Pharmaceutical Ltd., Actelion Pharmaceuticals U.S., Inc., and Actelion Clinical Research, Inc. (collectively Actelion) in United States District Court for the District of Maryland and United States District Court for the District of Columbia. The complaints allege that Actelion violated state and federal antitrust and unfair competition laws by allegedly refusing to supply generic pharmaceutical manufacturers with samples of TRACLEER. TRACLEER is subject to a Risk Evaluation and Mitigation Strategy required by the Food and Drug Administration, which imposes restrictions on distribution of the product. In January 2019, the plaintiffs dismissed the District of Columbia case and filed a consolidated complaint in the United States District Court for the District of Maryland. In October 2019, the Court granted Actelion's motion to dismiss the amended complaint. In April 2021, the United States Court of Appeals for the Fourth Circuit reversed and remanded. Discovery is ongoing.

In May 2019, a class action antitrust complaint was filed against Janssen R&D Ireland (Janssen) and Johnson & Johnson in the United States District Court for the Northern District of California. The complaint alleges that Janssen violated federal and state antitrust and consumer protection laws by agreeing to exclusivity provisions in its agreements with Gilead concerning the development and marketing of combination antiretroviral therapies (cART) to treat HIV. The complaint also alleges that Gilead entered into similar agreements with Bristol-Myers Squibb and Japan Tobacco. In March 2020, the Court granted in part and denied in part defendants' motions to dismiss. Plaintiffs filed an amended complaint in April 2020. Defendants moved to dismiss the amended complaint. In July 2020, the Court granted in part and denied in part the renewed motion to dismiss. In December 2021, several insurance companies and other payers filed individual "Opt-Out" complaints containing allegations similar to the original complaint. In September 2022, the Court granted in part and denied in part plaintiff's motion for class certification. In January 2023, the Court granted in part and denied in part defendants' motion for summary judgment. Trial is scheduled for May 2023.

In October 2019, Innovative Health, LLC filed a complaint against Biosense Webster, Inc. (BWI) in the United States District Court for the Middle District of California. The complaint alleges that certain of BWI's business practices and contractual terms violate the antitrust laws of the United States and the State of California by restricting competition in the sale of High Density Mapping Catheters and Ultrasound Catheters. In January 2020, BWI filed a motion to dismiss the complaint. In August 2020, the Court granted in part and denied in part BWI's motion to dismiss. In December 2021, BWI filed a motion for summary judgment. In March 2022, the Court granted BWI's motion for summary judgment. In April 2022, Innovative appealed this ruling to the United States Court of Appeals for the Ninth Circuit.

In November 2019, the Company received a demand for indemnification from Pfizer Inc. (Pfizer), pursuant to the 2006 Stock and Asset Purchase Agreement between the Company and Pfizer. Also in November 2019, Johnson & Johnson Inc. received notice reserving rights to claim indemnification from Sanofi Consumer Health, Inc. (Sanofi), pursuant to the 2016 Asset Purchase Agreement between Johnson & Johnson Inc. and Sanofi. In January 2020, Johnson & Johnson received a demand for indemnification from Boehringer Ingelheim Pharmaceuticals, Inc. (Boehringer Ingelheim), pursuant to the 2006 Asset Purchase Agreement among the Company, Pfizer, and Boehringer Ingelheim. In November 2022, Johnson & Johnson received a demand for indemnification from GlaxoSmithKline LLC (GSK), pursuant to the 2006 Stock and Asset Purchase Agreement between the Company and Pfizer, and certain 1993, 1998, and 2002 agreements between Glaxo Wellcome and Warner-Lambert entities. The notices seek indemnification for legal claims related to over-the-counter ZANTAC (ranitidine) products. Plaintiffs in the underlying actions allege that ZANTAC and other over-the-counter ranitidine medications contain unsafe levels of NDMA (N-nitrosodimethylamine) and can cause and/or have caused various cancers in patients using the products, and seek injunctive and monetary relief. The Company and Johnson & Johnson Inc. have also been named in putative class actions filed in Canada with similar allegations regarding ZANTAC or ranitidine use. Johnson & Johnson Inc. was also named as a defendant along with other manufacturers in various personal injury actions in Canada related to ZANTAC products. Johnson & Johnson Inc. has provided Sanofi notice reserving rights to claim indemnification pursuant to the 2016 Asset Purchase Agreement related to the class actions and personal injury actions.

In October 2020, Fortis Advisors LLC (Fortis), in its capacity as representative of the former stockholders of Auris Health Inc. (Auris), filed a complaint against the Company, Ethicon Inc., and certain named officers and employees (collectively, Ethicon) in the Court of Chancery of the State of Delaware. The complaint alleges breach of contract, fraud, and other causes of action against Ethicon in connection with Ethicon's acquisition of Auris in 2019. The complaint seeks damages and other relief. In December 2021, the Court granted in part and denied in part defendants' motion to dismiss certain causes of action. All claims against the individual defendants were dismissed. The trial is scheduled for January 2024.

In June 2022, Janssen Pharmaceuticals, Inc. filed a Demand for Arbitration against Emergent Biosolutions Inc. et al ("EBSI") with the American Arbitration Association, alleging that EBSI breached the parties' Manufacturing Services Agreement for the Company's COVID-19 vaccine. In July 2022, Emergent filed its answering statement and counterclaims.

In October 2022, Janssen Pharmaceuticals, Inc. filed a Demand for Arbitration against Merck Sharp & Dohme Corp. with the American Arbitration Association pursuant to the Parties' agreements relating to production of drug substance and drug product for the Company's COVID-19 vaccine. Also in October 2022, Merck filed its answer and counterclaims.

Beginning in May 2021, multiple putative class actions were filed in state and federal courts (California, Florida, New York, and New Jersey) against various Johnson & Johnson entities alleging violations of state consumer fraud statutes based on nondisclosure of alleged benzene contamination of certain Neutrogena and Aveeno sunscreen products and the affirmative promotion of those products as "safe"; and, in at least one case, alleging a strict liability manufacturing defect and failure to warn claims, asserting that the named plaintiffs suffered unspecified injuries as a result of alleged exposure to benzene. The Judicial Panel on Multi-District Litigation has consolidated all pending actions, except one product liability case and one case pending in New Jersey state court, in the United States District Court for the Southern District of Florida, Fort Lauderdale Division. In October 2021, the Company reached an agreement in principle for the settlement of a nationwide class, encompassing the claims of the consolidated actions, subject to approval by the Florida federal Court. In December 2021, plaintiffs in the consolidated actions filed a motion for preliminary approval of a nationwide class settlement. The settlement was preliminarily approved by the court in March 2022.

The Company (subsequently substituted by Johnson & Johnson Consumer Inc. (JJCI)) along with more than 120 other companies, is a defendant in a cost recovery and contribution action brought by Occidental Chemical Corporation in June 2018 in the United States District Court for the District of New Jersey, related to the clean-up of a section of the Lower Passaic River in New Jersey.

The Company or its subsidiaries are also parties to various proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, and comparable state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation.

20. Restructuring

In the fiscal second quarter of 2018, the Company announced plans to implement a series of actions across its Global Supply Chain that are intended to focus resources and increase investments in the critical capabilities, technologies and solutions necessary to manufacture and supply its product portfolio, enhance agility and drive growth. The Global Supply Chain actions include expanding the use of strategic collaborations and bolstering initiatives to reduce complexity, improve cost-competitiveness, enhance capabilities and optimize the Supply Chain network. In fiscal year 2022, the Company recorded a pre-tax charge of $0.5 billion, which is included on the following lines of the Consolidated Statement of Earnings, $0.3 billion in restructuring, $0.1 billion in other (income) expense and $0.1 billion in cost of products sold. Total project costs of approximately $2.2 billion have been recorded since the restructuring was announced. The program was completed in the fiscal fourth quarter of 2022.

The following table summarizes the severance charges and the associated spending under these initiatives through the fiscal year ended 2022:

(Dollars in Millions)	Severance	Asset Write-offs/Sales	Other[2]	Total
Reserve balance, January 3, 2021	$135	—	9	144
2021 activity	(23)	—	16	(7)
Reserve balance, January 2, 2022	112	—	25	137
Current year activity:				
Charges	—	15	448	463
Cash settlements	(37)	44[3]	(439)	(432)
Settled non cash	—	(59)		(59)
Reserve balance, January 1, 2023[1]	**$75**	**—**	**34**	**109**

[1] Although the restructuring program has been completed in the fiscal year 2022, the Company expects that severance charges will continue beyond that date. The reserve balance as of January 1, 2023 is recorded in the Employee Related Obligation account in the Consolidated Balance Sheet.

[2] Other includes project expense such as salaries for employees supporting these initiatives and consulting expenses.

[3] Represents gain on sale of assets

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Johnson & Johnson

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Johnson & Johnson and its subsidiaries (the "Company") as of January 1, 2023 and January 2, 2022, and the related consolidated statements of earnings, of comprehensive income, of equity and of cash flows for each of the three fiscal years in the period ended January 1, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 1, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 1, 2023 and January 2, 2022, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 1, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Abiomed, Inc., ("Abiomed") from its assessment of internal control over financial reporting as of January 1, 2023, because it was acquired by the Company in a business combination during 2022. We have also excluded Abiomed from our audit of internal control over financial reporting. Abiomed is a wholly-owned subsidiary whose total assets and total sales excluded from management's assessment and our audit of internal control over financial reporting represent less than 1% of each of the related consolidated financial statement amounts as of and for the fiscal year ended January 1, 2023.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

U.S. Pharmaceutical Rebate Reserves - Managed Care, Medicare and Medicaid

As described in Note 1 to the consolidated financial statements, the Company recognizes revenue from product sales when obligations under the terms of a contract with the customer are satisfied. Rebates and discounts provided to customers are accounted for as variable consideration and recorded as a reduction in sales. The liability for such rebates and discounts is recognized within Accrued Rebates, Returns, and Promotions on the consolidated balance sheet. A significant portion of the liability related to rebates is from the sale of pharmaceutical goods within the U.S., primarily the Managed Care, Medicare and Medicaid programs, which amounted to $9.6 billion as of January 1, 2023. For significant rebate programs, which include the U.S. Managed Care, Medicare and Medicaid rebate programs, rebates and discounts estimated by management are based on contractual terms, historical experience, patient outcomes, trend analysis, and projected market conditions in the U.S. pharmaceutical market.

The principal considerations for our determination that performing procedures relating to U.S. pharmaceutical rebate reserves — Managed Care, Medicare and Medicaid is a critical audit matter are the significant judgment by management due to the significant measurement uncertainty involved in developing these reserves and the high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating the assumptions related to contractual terms, historical experience, patient outcomes, trend analysis, and projected market conditions in the U.S. pharmaceutical market.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to U.S. pharmaceutical rebate reserves — Managed Care, Medicare and Medicaid, including controls over the assumptions used to estimate these rebates. These procedures also included, among others, (i) developing an independent estimate of the rebates by utilizing third party information on price and market conditions in the U.S. pharmaceutical market, the terms of the specific rebate programs, and the historical experience and trend analysis of actual rebate claims paid; (ii) testing rebate claims processed by the Company, including evaluating those claims for consistency with the contractual and mandated terms of the Company's rebate arrangements; and (iii) comparing the independent estimates to management's estimates.

Litigation Contingencies - Talc

As described in Notes 1 and 19 to the consolidated financial statements, the Company records accruals for loss contingencies associated with legal matters, including talc, when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. To the extent adverse awards, judgments, or verdicts have been rendered against the Company, management does not record an accrual until a loss is determined to be probable and can be reasonably estimated. For these matters, management is unable to estimate the possible loss or range of loss beyond the amounts accrued. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. The ability to make such estimates and judgments can be affected by various factors, including, among other things, whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; procedural or jurisdictional issues; the uncertainty and unpredictability of the number of potential claims; ability to achieve comprehensive multi-party settlements; complexity of related cross-claims and counterclaims; and/or there are numerous parties involved. Management continues to believe that the Company has strong legal grounds to contest the talc verdicts it has appealed. Notwithstanding management's confidence in the safety of the Company's talc products, in certain circumstances the Company has settled cases. In October 2021, Johnson & Johnson Consumer Inc. (Old JJCI), a wholly-owned subsidiary of Johnson & Johnson, implemented a corporate restructuring and created a subsidiary, LTL Management LLC (LTL), which became solely responsible for the talc-related liabilities, and another subsidiary, New JJCI, which became responsible for the remaining business of Old JJCI. LTL filed a voluntary petition, seeking relief under chapter 11 of the Bankruptcy Code. As a result of the LTL bankruptcy case, the Court entered a temporary restraining order staying all litigation against LTL and Old JJCI. On November 15, 2021, the North Carolina Bankruptcy Court confirmed the scope of the stay, issuing a Preliminary Injunction (PI) prohibiting and enjoining the commencement and prosecution of talc-related claims against LTL, Old JJCI, New JJCI, Johnson & Johnson, other of their corporate affiliates, identified retailers, insurance companies, and certain other parties. The LTL Bankruptcy Case was transferred to the United States Bankruptcy Court for the District of New Jersey in November 2021, and that court extended the PI through the end of February 2022. Claimants filed motions to dismiss the LTL Bankruptcy Case and, following a multiple day hearing, the New Jersey Bankruptcy Court denied those motions by order issued in March 2022. The New Jersey Bankruptcy Court simultaneously issued another order extending the stay as to the Protected Parties. The claimants subsequently filed notices of appeal as to the denial of the motions to dismiss and the extension of the stay. In May 2022,the Third Circuit Court of Appeals granted the petitions to appeal. The briefing and oral argument on the appeal were completed in September 2022. On January 30, 2023, the Third Circuit reversed the Bankruptcy Court's ruling and remanded to the Bankruptcy Court to dismiss the LTL bankruptcy. LTL has filed a petition for rehearing on the decision.

The principal considerations for our determination that performing procedures relating to the talc litigation is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or range of loss for the future and existing talc claims can be made, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's assessment of the loss contingencies associated with this litigation.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of the talc litigation, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others, (i) gaining an understanding of the Company's process around the accounting and reporting for the talc litigation; (ii) discussing the status of significant known actual and potential litigation and the ongoing LTL bankruptcy proceedings with the Company's in-house legal counsel, as well as external counsel when deemed necessary; (iii) obtaining and evaluating the letters of audit inquiry with internal and external legal counsel for significant litigation; (iv) evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; and (v) evaluating the sufficiency of the Company's litigation contingencies disclosures.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
February 16, 2023

We have served as the Company's auditor since at least 1920. We have not been able to determine the specific year we began serving as auditor of the Company.

Management's Report on Internal Control Over Financial Reporting

Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of external financial statements in accordance with generally accepted accounting principles.

Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of January 1, 2023. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework (2013)." These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.

The Company acquired Abiomed, Inc. (Abiomed), in a business combination in December 2022. Abiomed's total assets, excluding intangible assets and goodwill, and total sales represented less than 1% of each of the related consolidated financial statement amounts as of and for the fiscal year ended January 1, 2023. As the acquisition occurred in the fiscal year 2022, the scope of the Company's assessment of the design and effectiveness of internal control over financial reporting for the fiscal year 2022 excluded the above mentioned acquisition. This exclusion is in accordance with the SEC's general guidance that an assessment of a recently acquired business may be omitted from the scope in the year of acquisition.

Based on the Company's processes and assessment, as described above, management has concluded that, as of January 1, 2023, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of January 1, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

/s/ J. Duato

Joaquin Duato
Chairman, Board of Directors
Chief Executive Officer

/s/ Joseph J. Wolk

Joseph J. Wolk
Executive Vice President,
Chief Financial Officer

Shareholder Return Performance Graphs

Set forth below are line graphs comparing the cumulative total shareholder return on the Company's Common Stock for periods of five years and ten years ending January 1, 2023, against the cumulative total return of the Standard & Poor's 500 Stock Index, the Standard & Poor's Pharmaceutical Index and the Standard & Poor's Healthcare Equipment Index. The graphs and tables assume that $100 was invested on December 31, 2017 and December 31, 2012 in each of the Company's Common Stock, the Standard & Poor's 500 Stock Index, the Standard & Poor's Pharmaceutical Index and the Standard & Poor's Healthcare Equipment Index and that all dividends were reinvested.

5 Year Shareholder Return Performance J&J vs. Indices



5-Year CAGR	
J&J	7.6%
S&P 500	9.4%
S&P Pharm	12.8%
S&P H/C Equip	11.4%

	2017	2018	2019	2020	2021	2022
Johnson & Johnson	$100.00	$94.86	$110.24	$122.20	$136.19	$144.32
S&P 500 Index	$100.00	$95.61	$125.70	$148.81	$191.48	$156.77
S&P Pharmaceutical Index	$100.00	$108.09	$124.40	$133.76	$168.21	$182.43
S&P Healthcare Equipment Index	$100.00	$116.24	$150.32	$176.83	$211.05	$171.25

10 Year Shareholder Return Performance J&J vs. Indices



10-Year CAGR	
J&J	12.7%
S&P 500	12.5%
S&P Pharm	13.5%
S&P H/C Equip	15.1%

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Johnson & Johnson	$100.00	$134.62	$157.95	$159.78	$184.26	$229.23	$217.46	$252.71	$280.13	$312.20	$330.83
S&P 500 Index	$100.00	$132.37	$150.47	$152.53	$170.76	$208.02	$198.87	$261.47	$309.54	$398.32	$326.12
S&P Pharmaceutical Index	$100.00	$135.23	$165.27	$174.84	$172.10	$193.74	$209.41	$241.01	$259.15	$325.89	$353.44
S&P Healthcare Equipment Index	$100.00	$127.69	$161.24	$170.87	$181.95	$238.17	$276.85	$358.03	$421.16	$502.66	$407.86

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. At the end of the period covered by this Report, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Joaquin Duato, Chairman and Chief Executive Officer, and Joseph J. Wolk, Executive Vice President, Chief Financial Officer, reviewed and participated in this evaluation. Based on this evaluation, Messrs. Duato and Wolk concluded that, as of the end of the period covered by this Report, the Company's disclosure controls and procedures were effective.

Reports on Internal Control Over Financial Reporting. The information called for by this item is incorporated herein by reference to "Management's Report on Internal Control Over Financial Reporting", and the attestation regarding internal controls over financial reporting included in the "Report of Independent Registered Public Accounting Firm" included in Item 8 of this Report.

Changes in Internal Control Over Financial Reporting. During the fiscal quarter ended January 1, 2023, there were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required under Rules 13a-15 and 15d-15 under the Exchange Act that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Company continues to monitor and assess the effectiveness of the design and operation of its disclosure controls and procedures.

The Company is implementing a multi-year, enterprise-wide initiative to integrate, simplify and standardize processes and systems for the human resources, information technology, procurement, supply chain and finance functions. These are enhancements to support the growth of the Company's financial shared service capabilities and standardize financial systems. This initiative is not in response to any identified deficiency or weakness in the Company's internal control over financial reporting. In response to this initiative, the Company has and will continue to align and streamline the design and operation of its financial control environment.

Item 9B. OTHER INFORMATION

Not applicable.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by this item is incorporated herein by reference to the discussion of the Audit Committee under the caption "Item 1. Election of Directors - Board Committees"; and the material under the captions "Item 1. Election of Directors" and, if applicable, "Stock Ownership and Section 16 Compliance – Delinquent Section 16(a) Reports" in the Proxy Statement; and the material under the caption "Executive Officers of the Registrant" in Part I of this Report.

The Company's Code of Business Conduct, which covers all employees (including the Chief Executive Officer, Chief Financial Officer and Controller), meets the requirements of the SEC rules promulgated under Section 406 of the Sarbanes-Oxley Act of 2002. The Code of Business Conduct is available on the Company's website at *www.jnj.com/code-of-business-conduct*, and copies are available to shareholders without charge upon written request to the Secretary at the Company's principal executive offices. Any substantive amendment to the Code of Business Conduct or any waiver of the Code granted to the Chief Executive Officer, the Chief Financial Officer or the Controller will be posted on the Company's website at *www.investor.jnj.com/gov.cfm* within five business days (and retained on the website for at least one year).

In addition, the Company has adopted a Code of Business Conduct & Ethics for Members of the Board of Directors and Executive Officers. The Code of Business Conduct & Ethics for Members of the Board of Directors and Executive Officers is available on the Company's website at *www.investor.jnj.com/gov/boardconduct.cfm*, and copies are available to shareholders without charge upon written request to the Secretary at the Company's principal executive offices. Any substantive amendment to the Code or any waiver of the Code granted to any member of the Board of Directors or any executive officer will be posted on the Company's website at *www.investor.jnj.com/gov.cfm* within five business days (and retained on the website for at least one year).

Item 11. EXECUTIVE COMPENSATION

The information called for by this item is incorporated herein by reference to the material under the captions "Item 1. Election of Directors – Director Compensation," and "Item 2. Compensation & Benefits Committee Report," "Compensation Discussion and Analysis" and "Executive Compensation Tables" in the Proxy Statement.

The material incorporated herein by reference to the material under the caption "Compensation & Benefits Committee Report" in the Proxy Statement shall be deemed furnished, and not filed, in this Report and shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, as a result of this furnishing, except to the extent that the Company specifically incorporates it by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by this item is incorporated herein by reference to the material under the caption "Item 1. Stock Ownership and Section 16 Compliance" in the Proxy Statement; and Note 16 "Common Stock, Stock Option Plans and Stock Compensation Agreements" of the Notes to Consolidated Financial Statements in Item 8 of this Report.

Equity Compensation Plan Information

The following table provides certain information as of January 1, 2023 concerning the shares of the Company's Common Stock that may be issued under existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[2][3]
Equity Compensation Plans Approved by Security Holders[1]	134,644,525	$118.94	149,652,710
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	134,644,525	$118.94	149,652,710

[1] Included in this category are the following equity compensation plans which have been approved by the Company's shareholders: 2012 Long-Term Incentive Plan and 2022 Long-Term Incentive Plan.

[2] This column excludes shares reflected under the column "Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights."

[3] The 2012 Long-Term Incentive Plan expired April 26, 2022. All options and restricted shares granted subsequent to that date were under the 2022 Long-Term Incentive Plan.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by this item is incorporated herein by reference to the material under the captions "Item 1. Election of Directors - Director Independence" and "Related Person Transactions" in the Proxy Statement.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by this item is incorporated herein by reference to the material under the caption "Item 3. Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. *Financial Statements*

   Consolidated Balance Sheets at end of Fiscal Years 2022 and 2021

   Consolidated Statements of Earnings for Fiscal Years 2022, 2021 and 2020

   Consolidated Statements of Comprehensive Income for Fiscal Years 2022, 2021 and 2020

   Consolidated Statements of Equity for Fiscal Years 2022, 2021 and 2020

   Consolidated Statements of Cash Flows for Fiscal Years 2022, 2021 and 2020

   Notes to Consolidated Financial Statements

   Report of Independent Registered Public Accounting Firm

All schedules are omitted because they are not applicable or the required information is included in the financial statements or notes.

2. *Exhibits Required to be Filed by Item 60l of Regulation S-K*

   The information called for by this item is incorporated herein by reference to the Exhibit Index in this Report.

Item 16. FORM 10-K SUMMARY

Registrants may voluntarily include a summary of information required by Form 10-K under this Item 16. The Company has elected not to include such summary information.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2023


JOHNSON & JOHNSON

(Registrant)

By   /s/ J. Duato

J. Duato, Chairman of the Board
and Chief Executive Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ J. Duato J. Duato	Chairman of the Board Chief Executive Officer (Principal Executive Officer)	February 16, 2023
/s/ J. J. Wolk J. J. Wolk	Chief Financial Officer (Principal Financial Officer)	February 16, 2023
/s/ R. J. Decker Jr. R. J. Decker Jr.	Controller and Chief Accounting Officer (Principal Accounting Officer)	February 16, 2023
/s/ D. Adamczyk D. Adamczyk	Director	February 16, 2023
/s/ M. C. Beckerle M. C. Beckerle	Director	February 16, 2023
/s/ D. S. Davis D. S. Davis	Director	February 16, 2023
/s/ I. E. L. Davis I. E. L. Davis	Director	February 16, 2023
/s/ J. A. Doudna J. A. Doudna	Director	February 16, 2023
/s/ M. A. Hewson M. A. Hewson	Director	February 16, 2023
/s/ H. Joly H. Joly	Director	February 16, 2023
/s/ M. B. McClellan M. B. McClellan	Director	February 16, 2023

Signature	Title	Date
/s/ A. M. Mulcahy A. M. Mulcahy	Director	February 16, 2023
/s/ A. E. Washington A. E. Washington	Director	February 16, 2023
/s/ M. A. Weinberger M. A. Weinberger	Director	February 16, 2023
/s/ N.Y. West N. Y. West	Director	February 16, 2023

EXHIBIT INDEX

Reg. S-K Exhibit Table Item No.	Description of Exhibit
2(i)	Agreement and Plan of Merger, dated as of October 31, 2022, by and among Johnson & Johnson, Athos Merger Sub, Inc. and ABIOMED, Inc. – Incorporated herein by reference to Exhibit 2.1 of the Registrant's Form 8-K Current Report filed November 1, 2022.†
3(i)	Restated Certificate of Incorporation effective February 19, 2016 — Incorporated herein by reference to Exhibit 3(i) of the Registrant's Form 10-K Annual Report for the fiscal year ended January 3, 2016.
3(ii)	Certificate of Amendment to the Certificate of Incorporation of Johnson & Johnson effective April 30, 2020 — Incorporated herein by reference to Exhibit 3.1 of the Registrant's Form 8-K Current Report filed April 29, 2020.
3(iii)	By-Laws of the Company, as amended effective June 9, 2020 — Incorporated herein by reference to Exhibit 3.1 of the Registrant's Form 8-K Current Report filed June 10, 2020.
4(a)	Upon the request of the Securities and Exchange Commission, the Registrant will furnish a copy of all instruments defining the rights of holders of long-term debt of the Registrant.
4(b)	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 — Incorporated herein by reference to Exhibit 4.1 of the Registrant's Form 8-K Current Report filed August 12, 2020.
10(a)	2005 Long-Term Incentive Plan — Incorporated herein by reference to Exhibit 4 of the Registrant's S-8 Registration Statement filed on May 10, 2005 (file no. 333-124785).*
10(b)	Form of Stock Option Certificate under the 2005 Long-Term Incentive Plan — Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K Current Report filed January 13, 2012.*
10(c)	2012 Long-Term Incentive Plan — Incorporated herein by reference to Appendix A of the Registrant's Proxy Statement filed on March 15, 2017.*
10(d)	Form of Stock Option Certificate, Restricted Share Unit Certificate and Performance Share Unit Certificate under the 2012 Long-Term Incentive Plan — Incorporated herein by reference to Exhibits 10.2, 10.3 and 10.4 of the Registrant's Form 10-Q Quarterly Report for the quarter ended April 1, 2012.*
10(e)	Global NonQualified Stock Option Award Agreement, Global Restricted Share Unit Award Agreement and Global Performance Share Unit Award Agreement under the 2012 Long-Term Incentive Plan — Incorporated herein by reference to Exhibits 10.1, 10.2 and 10.3 of the Registrant's Form 10-Q Quarterly Report for the quarter ended April 1, 2018.*
10(f)	Johnson & Johnson Executive Incentive Plan (Amended as of November 28, 2018) — Incorporated herein by reference to Exhibit 10(a) of the Registrant's Form 10-Q Quarterly Report for the quarter ended March 31, 2019.*
10(g)	Domestic Deferred Compensation (Certificate of Extra Compensation) Plan — Incorporated herein by reference to Exhibit 10(g) of the Registrant's Form 10-K Annual Report for the year ended December 28, 2003.*
10(h)	Amendments to the Certificate of Extra Compensation Plan effective as of January 1, 2009 — Incorporated herein by reference to Exhibit 10(j) of the Registrant's Form 10-K Annual Report for the year ended December 28, 2008.*
10(i)	2009 Certificates of Long-Term Performance Plan — Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended September 27, 2009.*
10(j)	Amended and Restated Deferred Fee Plan for Directors (Amended as of January 17, 2012) — Incorporated herein by reference to Exhibit 10(k) of the Registrant's Form 10-K Annual Report for the fiscal year ended January 1, 2012.*
10(k)	The Johnson & Johnson Executive Income Deferral Plan Amended and Restated Effective January 1, 2010 — Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended September 30, 2012.*
10(l)	The Johnson & Johnson Excess Savings Plan (amended and restated as of January 1, 2022) — Filed with this document.*
10(m)	Excess Benefit Plan of Johnson & Johnson and Affiliated Companies (amended and restated as of January 1, 2020)— incorporated by reference to Exhibit 10(n) of the Registrant's Form 10-K Annual Report for the fiscal year ended January 3, 2021.*
10(n)**	Executive Life Plan Agreement — Incorporated herein by reference to Exhibit 10(i) of the Registrant's Form 10-K Annual Report for the fiscal year ended January 3, 1993.*
10(o)	Executive Life Plan Agreement Closure Letter — Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended March 29, 2015.*
10(p)	2022 Long-Term Incentive Plan — Incorporated by reference to Appendix A of the Registrant's Proxy Statement filed on March 16, 2022.*
10(q)	Severance Pay Plan of Johnson & Johnson and U.S. Affiliated Companies, Amended and Restated as of October 1, 2014 — Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended September 28, 2014.*

Reg. S-K Exhibit Table Item No.	Description of Exhibit
10(r)	First Amendment to the Severance Pay Plan of Johnson & Johnson and U.S. Affiliated Companies (as amended and restated effective October 1, 2014) — Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended June 28, 2015.*
10(s)	Second Amendment to the Severance Pay Plan of Johnson & Johnson and U.S. Affiliated Companies (as amended and restated effective October 1, 2014) — Incorporated herein by reference to Exhibit 10(x) of the Registrant's Form 10-K Annual Report for the fiscal year ended January 3, 2016.*
10(t)	Contingent Value Rights Agreement, dated as of December 22, 2022, by and between Johnson & Johnson and American Stock Transfer & Trust Company, LLC – Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K Current Report filed December 22, 2022.†
21	Subsidiaries — Filed with this document.
23	Consent of Independent Registered Public Accounting Firm — Filed with this document.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act — Filed with this document.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act — Filed with this document.
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act — Furnished with this document.
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act — Furnished with this document.
Exhibit 101:	
EX-101.INS	Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101.SCH	Inline XBRL Taxonomy Extension Schema
EX-101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
EX-101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
EX-101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
EX-101.DEF	Inline XBRL Taxonomy Extension Definition Document
Exhibit 104:	Cover Page Interactive Data File––the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

*   Management contract or compensatory plan.

** Paper filing.

† Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable.

A copy of any of the Exhibits listed above will be provided without charge to any shareholder submitting a written request specifying the desired exhibit(s) to the Secretary at the principal executive offices of the Company. Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Company has not filed as exhibits to this Form 10-K certain long-term debt instruments, including indentures, under which the total amount of securities authorized does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company hereby agrees to furnish a copy of any such instrument to the SEC upon request.

The following Exhibits, indicated as being filed with this document, are omitted from the printed version of this 2022 Annual Report.

Exhibit 10(l)

Exhibit 21

Exhibit 23

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Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Joaquin Duato, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended January 1, 2023 (the "report") of Johnson & Johnson (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.


/s/ Joaquin Duato
_____

Joaquin Duato
Chief Executive Officer

Date: February 16, 2023

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Joseph J. Wolk certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended January 1, 2023 (the "report") of Johnson & Johnson (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.


/s/ Joseph J. Wolk
_____

Joseph J. Wolk
Chief Financial Officer


Date: February 16, 2023

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT

The undersigned, Joaquin Duato, the Chief Executive Officer of Johnson & Johnson, a New Jersey corporation (the "Company"), pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, hereby certifies that, to the best of my knowledge:

(1) the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2023 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joaquin Duato
Joaquin Duato
Chief Executive Officer

Dated: February 16, 2023

This certification is being furnished to the SEC with this Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT

The undersigned, Joseph J. Wolk, the Chief Financial Officer of Johnson & Johnson, a New Jersey corporation (the "Company"), pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, hereby certifies that, to the best of my knowledge:

    (1) the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2023 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

    (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ Joseph J. Wolk
_____
Joseph J. Wolk
Chief Financial Officer


Dated: February 16, 2023

This certification is being furnished to the SEC with this Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section.

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The tables below are provided to reconcile certain non-GAAP financial disclosures in the 2022 Chairman's Letter.

Reconciliation of Non-GAAP Financial Measures

(Dollars in Millions Except Per Share Data)	2022	2021	% change
Net Earnings, after tax- as reported	**$17,941**	**$20,878**	
Pre-tax Adjustments			
Intangible Asset Amortization expense	4,305	4,697	
Litigation related	866	2,328	
IPR&D	783	900	
Restructuring related	463	473	
Acquisition, integration and divestiture related	196	(478)	
(Gains)/losses on securities	690	(533)	
Medical Device Regulation	296	234	
COVID-19 Vaccine related costs	1,474	—	
Consumer Health separation costs	1,089	67	
Other	(7)	—	
Tax Adjustments			
Tax impact on special item adjustments	(1,592)	(1,281)	
Consumer Health separation tax related costs	494	—	
Tax legislation and other tax related	40	(1,090)	
Adjusted Net Earnings, after tax	**$27,038**	**$26,195**	3.2%
Average shares outstanding (Diluted)	2,663.9	2,674.0	
Adjusted net earnings per share (Diluted)	**$10.15**	**$9.80**	3.6%
Operational adjusted net earnings per share (Diluted)	**$10.70**		9.2%

Sales Growth % 2022 vs. 2021	Growth% Inc./ (Dec.)
WW total as reported	**1.3%**
Operational	**6.1%**
Currency	**(4.8)%**

Board of Directors

JOAQUIN DUATO
Chairman, Board of Directors

DARIUS ADAMCZYK
Chairman and Chief Executive Officer,
Honeywell International

MARY C. BECKERLE
Chief Executive Officer, Huntsman Cancer Institute
at the University of Utah;
Distinguished Professor of Biology,
College of Science, University of Utah

D. SCOTT DAVIS
Former Chairman and Chief Executive Officer,
United Parcel Service, Inc.

IAN E. L. DAVIS
Former Non-Executive Chairman,
Rolls-Royce Holdings plc;
Former Chairman and Worldwide Managing Director,
McKinsey & Company

JENNIFER A. DOUDNA
Professor of Chemistry; Professor of Biochemistry
& Molecular Biology;
Li Ka Shing Chancellor's Professor in Biomedical
and Health, University of California, Berkeley

MARILLYN A. HEWSON
Former Chair and Chief Executive Officer,
Lockheed Martin Corporation

PAULA A. JOHNSON
President, Wellesley College

HUBERT JOLY
Former Chairman and Chief Executive Officer,
Best Buy Co., Inc.

MARK B. McCLELLAN
Director, Duke-Robert J. Margolis, MD,
Center for Health Policy, Duke University

ANNE M. MULCAHY
Former Chairman and Chief Executive Officer,
Xerox Corporation

A. EUGENE WASHINGTON
Duke University's Chancellor for Health Affairs;
President and Chief Executive Officer,
Duke University Health System

MARK A. WEINBERGER
Former Chairman and Chief Executive Officer,
Ernst & Young

NADJA Y. WEST
Former Lieutenant General, U.S. Army

Senior Management

JOAQUIN DUATO*
Chief Executive Officer;
Chairman, Executive Committee

VANESSA BROADHURST*
Executive Vice President, Global Corporate Affairs

ROBERT J. DECKER JR.
Corporate Controller; Chief Accounting Officer

PETER M. FASOLO*
Executive Vice President, Chief Human Resources Officer

ELIZABETH FORMINARD*
Executive Vice President, General Counsel

WILLIAM N. HAIT*
Executive Vice President, Chief External Innovation and
Medical Safety Officer; Interim Head Janssen R&D

MARC LARKINS
Corporate Secretary;
Worldwide Vice President, Corporate Governance

ASHLEY McEVOY*
Executive Vice President, Worldwide Chairman,
MedTech

THIBAUT MONGON*
Executive Vice President, Worldwide Chairman,
Consumer Health; CEO Designate, The Planned
New Consumer Health Company

JAMES SWANSON*
Executive Vice President, Chief Information Officer

JENNIFER TAUBERT*
Executive Vice President, Worldwide Chairman,
Pharmaceuticals

DUANE VAN ARSDALE
Treasurer

KATHRYN E. WENGEL*
Executive Vice President, Chief Technical Operations
& Risk Officer

JOSEPH J. WOLK*
Executive Vice President, Chief Financial Officer

* Member, Executive Committee

PRINCIPAL OFFICE

One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
(732) 524-0400

2023 ANNUAL MEETING OF SHAREHOLDERS

Thursday, April 27, 2023
10:00 a.m. (Eastern Standard Time)

Meeting held virtually at
www.virtualshareholdermeeting.com/JNJ2023.

All shareholders as of the record date of
February 28, 2023 are invited to attend.

A formal Notice of Annual Meeting,
Proxy Statement and proxy have been
made available to shareholders.

2022 ANNUAL REPORT ON FORM 10-K AND 2023 PROXY STATEMENT

Johnson & Johnson's Annual Report on Form 10-K
for the fiscal year ended January 1, 2023 is
included in this Annual Report in its entirety, with
the exception of certain exhibits. The Form 10-K,
complete with all of its exhibits, is available on our
website at *www.investor.jnj.com/sec.cfm*, and the
SEC's website at *www.sec.gov.*

**Shareholders may also obtain copies of the
exhibits, our 2022 Annual Report on
Form 10-K and our 2023 Proxy Statement,
without charge, upon written request to the
Office of the Corporate Secretary at our
principal office address, or by calling
(800) 950-5089.**

ELECTRONIC DELIVERY NOTIFICATION

The 2023 Proxy Statement and our 2022 Annual
Report are available on our website
investor.jnj.com/asm. Shareholders who receive
paper copies of our Proxy Statement and Annual
Report by mail can elect to receive instead an e-
mail message with a link to those documents on the
Internet. Registered shareholders may enroll in
electronic delivery at: *www.computershare-na.com/
green*. Beneficial shareholders (who hold shares of
Johnson & Johnson Common Stock through a bank,
broker or other holder of record) generally can
enroll for electronic delivery at:
enroll.icsdelivery.com/jnj.

STOCK LISTING

Johnson & Johnson Common Stock
Listed on New York Stock Exchange
Stock Symbol: JNJ

SHAREHOLDER RELATIONS CONTACT

Marc Larkins
Corporate Secretary
(732) 524-2455

INVESTOR RELATIONS CONTACT

Jessica Moore
Vice President, Investor Relations
(800) 950-5089
investor-relations@its.jnj.com

STOCK TRANSFER AGENT AND REGISTRAR

Questions regarding stock holdings,
certificate replacement/transfer, dividends
and address changes should be directed to
our stock transfer agent and registrar at:

Computershare Trust Company, N.A.
P.O. Box 3006
Providence, RI 02490-3006

Overnight mail:
Computershare Trust Company, N.A.
150 Royal Street, Suite 101
Canton, MA 02021

(800) 328-9033 or (781) 575-2718

Shareholder website:
www.computershare.com/investor

Dividend Reinvestment Plan

The Plan allows for full or partial dividend
reinvestment and additional cash
investments up to $50,000 per year in
Johnson & Johnson Common Stock without
per share or service charges on stock
purchases. If you are interested in
participating in the Plan and need an
enrollment form and/or more information,
please call the Plan administrator,
Computershare Trust Company, N.A. at
(800) 328-9033 or (781) 575-2718
(outside the U.S.) or access online at
www.computershare.com/investor.

Hearing Impaired

Shareholders who have inquiries regarding
stock-related matters can communicate
directly with Computershare Trust Company,
N.A. via a telecommunications device (TDD).
The telephone number for this service is
(800) 952-9245 or (781) 575-2692
(outside the U.S.).

JOHNSON & JOHNSON ONLINE

 Our website: www.jnj.com

 http://www.jnj.com/media-center

 www.facebook.com/jnj

 www.twitter.com/JNJNews
www.twitter.com/JNJCares

 www.youtube.com/jnj

 http://www.linkedin.com/company/
johnson-&-johnson

The latest news, conference announcements,
press releases and Company performance
information can be found at *investor.jnj.com*.

The information on these websites should not
be deemed to be part of this Annual Report.



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